Filed Pursuant to Rule 424(b)(4)

Registration No. 333-117824

PROSPECTUS

2,500,000 Shares

Common Stock

We are selling 2,500,000 shares of common stock. This is an initial public offering of our common stock. Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “OLED.”

Our business and an investment in our common stock involve significant risks. These risks are described under the caption “ Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$12.00	$30,000,000

Underwriting discounts and commissions	$0.84	$2,100,000

Proceeds, before expenses, to us	$11.16	$27,900,000

The underwriters may also purchase up to 375,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over allotments.

The underwriters expect to deliver the shares in New York, New York on December 21, 2004.

SG Cowen & Co.

CIBC World Markets

Adams Harkness

December 15, 2004

C|D|T Pioneering the Development of Polymer Organic Light Emitting Diode Technology

CDT's unique technology is based on the discovery that certain organic materials emit light when stimulated electrically.

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Philishave

Philips

Displays on several products using CDT's Polymer OLED (P-OLED) technology have been introduced into the commercial market place.

Osram evaluator kit

Delta Optoelectronics

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PHILIPS
MP3

Philips

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering and sale of our common stock in certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by us and by the underwriters to inform themselves about and to observe any such restrictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

This prospectus contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending registration applications or common law rights. These include P-OLED, CDT and Cambridge Display Technology.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read this entire prospectus carefully, including the risk factors and financial statements and notes. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over allotment option. In this prospectus, the terms “our company,” “CDT,” “we,” “us” and “our” refer to Cambridge Display Technology, Inc. and its subsidiaries, unless the context otherwise requires.

Our Company

Overview

We are a pioneer in the development of Polymer Organic Light Emitting Diodes, or P-OLEDs, and their use in next-generation flat panel displays and other applications. P-OLEDs are part of the family of Organic Light Emitting Diodes, or OLEDs, which are thin, lightweight and power efficient devices that emit light when an electric voltage is applied. Our P-OLEDs offer an enhanced visual experience and superior performance characteristics compared to other flat panel display, or FPD, technologies such as liquid crystal display, or LCD. We believe we hold the most extensive and significant intellectual property, or IP, portfolio for P-OLED materials and devices, including the fundamental patents for the use of polymers in electroluminescent devices, essential for use in P-OLED displays and other applications.

Our objective is to establish P-OLEDs as the leading technology for the FPD industry through the use of our extensive IP portfolio, manufacturing process and engineering expertise and commercialization partnerships. Our business model is focused on licensing our P-OLED and related technologies to FPD manufacturers on a non-exclusive basis and not on manufacturing or selling products that incorporate our technologies. We believe this approach best enables us to capitalize on our IP position, generating license fees and royalty payments from sales by third parties of devices using our IP or P-OLED materials. Our business model allows us to concentrate on our core strengths of technology development and innovation, while at the same time providing significant operating leverage.

We are targeting leading display manufacturers as potential licensees of our P-OLED IP and have already licensed our technology to leading international companies such as Dai Nippon Printing, Delta Optoelectronics, DuPont Displays, OSRAM Opto Semiconductors, Royal Philips Electronics, or Philips, and Seiko Epson for display manufacture. Several products which incorporate our licensed P-OLED technology in their small-area displays, have been introduced into the commercial marketplace, including a mobile phone and an electric shaver by Philips, an MP3 player with a Delta Optoelectronics display and medical devices and a range of point-of-purchase and other promotional items with OSRAM Opto Semiconductors displays. To date, all of the commercially sold products which incorporate our P-OLED technology have been small monochrome displays. A number of our licensees and development partners have demonstrated larger, full-color displays using P-OLED technology and have announced intentions to commercialize these and other products in 2007.

Our Industry

The overall FPD industry has experienced strong growth in recent years. According to DisplaySearch, an independent market research firm tracking the FPD industry, the worldwide FPD market is expected to reach an estimated $96.6 billion in 2008 from $43.7 billion in 2003. Revenue growth in the FPD industry has been driven both by the proliferation of mobile consumer electronic devices which have rapidly incorporated small, thin, color screens and the trend to replace older technology such as traditional cathode ray tube televisions and desktop monitors with sleek, flat panel displays. A number of technologies have emerged to serve the FPD industry, with LCDs currently established as the dominant technology accounting for approximately 90% of total FPD sales in 2003, according to DisplaySearch. Given the enormous market and the substantial cost of building fabrication facilities for displays, a number of new technologies are seeking to capture a share of the growing FPD market by offering enhanced features beyond those of LCDs with reduced manufacturing costs.

OLED technology is emerging as one of the more promising entrants among the next generation of FPD technologies. According to DisplaySearch, sales from OLED displays are expected to increase from approximately $235.0 million in 2003 to an estimated $3.0 billion by 2008, representing a compounded annual growth rate of 66%, as OLED displays continue to penetrate the FPD market. While DisplaySearch’s current forecast anticipates that OLED displays will initially be adopted for small- to medium-sized product applications such as portable consumer electronic devices because of their brightness and power efficiency, we believe that larger display applications represent a significant potential market for OLED displays. OLED displays may have greater advantages over LCDs in larger applications such as laptop computers, desktop computer monitors and televisions because of their sharper picture image and graphics, higher contrast ratios, superior video response time, wider viewing angle, slimmer form factor and potentially lower manufacturing cost, all of which are particularly important in larger display applications.

Two competing OLED technologies have emerged to address the opportunities in the market. Small molecule OLED materials are based on chemical compounds that must be evaporated and deposited under vacuum to create a pattern of color-emitting pixels. A number of display manufacturers have launched small screen, monochrome and color products using small molecule OLEDs. We pioneered the development of P-OLED materials which are based on compounds comprised of larger molecules that can be dissolved in common organic solvents to form a solution without losing their core properties. This allows P-OLED materials to be processed in less complex and more cost effective manufacturing processes such as ink jet printing. We hold the fundamental IP relating to P-OLED technologies and are focused on increasing adoption of this technology.

Our Solution

We design, develop and market P-OLED technology that enables the manufacture of P-OLED displays which have enhanced features and capabilities for use in numerous consumer and industrial applications. We believe that our technology leadership and IP position will enable us to share in the revenues from OLED displays as they enter the mainstream consumer electronics market. The key elements of our solution include:

Technology Leadership.    We are a recognized leader in OLED technology and believe we have the most comprehensive portfolio of OLED IP in the areas of P-OLED devices incorporating fluorescent materials, high efficiency phosphorescent dendrimer and other materials, and solution processing know-how. The strength of our IP position is illustrated by our roster of licensees and our demonstrated track record of commercial adoption. In May 2004, one of our licensees, Seiko Epson, unveiled a prototype 40-inch full-color P-OLED display and announced that it plans to offer displays for televisions up to 41 inches in size in 2007. We believe that our IP strength will require third-party manufacturers making or selling P-OLED displays in countries where we maintain patent protection to acquire a license from us.

Commercially Viable Lifetimes and Color Spectrum.    Through intensive research and development efforts, we have achieved the minimum lifetimes and color coordinates of the red, green and blue colors required by manufacturers for full-color mobile devices. We continue to focus our development efforts to ensure that

P-OLED technology will be suitable for display types requiring longer service lifetimes and brighter screens, including large screen televisions. Given the rate of our progress, particularly on lifetime of the color blue, we expect to satisfy the lifetime requirements of these more demanding large screen applications.

Manufacturing Cost Advantages.    In comparison to LCDs and competing OLED technologies, devices using our self-emissive P-OLEDs are simpler in structure and, unlike LCDs, do not require the use of either backlights or color filters. We believe that the simpler structure of devices based on our P-OLED technology in comparison to LCDs and competing OLED technologies will lead to significantly lower capital and material costs, shorter manufacturing cycles and higher manufacturing yields. In addition, P-OLED materials are solution processable, enabling them to be deposited on panels using conventional printing processes such as high precision ink jet printing. We believe solution processing is inherently more efficient than the complex vacuum deposition processes used by competing OLED technologies and requires fewer processing steps than required in the production of LCDs. The ability to scale these processes will also be instrumental in allowing P-OLEDs to be utilized in larger panel sizes which is key to the adoption of OLEDs beyond smaller portable devices. We believe that FPD manufacturing plants that use our P-OLED technology can be built at a significantly lower cost than equivalent LCD manufacturing plants and, therefore, could alter the competitive dynamics of the FPD industry by enabling new entrants.

Our Strategy

To accomplish our strategic objectives, we currently have established relationships with many of the major display manufacturers in the industry, including formal relationships with Philips, Samsung Electronics, Seiko Epson and Thomson and informal relationships with Casio Computer, LG.Philips and Toshiba Matsushita Displays. We currently have eight licensees for display devices. In order to further P-OLED development, we have licensed our materials IP to four primary suppliers, Covion, Dow Chemical, H.C. Starck (a subsidiary of Bayer) and Sumitomo Chemical, in exchange for a royalty on their sales of P-OLED materials to our display manufacturer licensees. In addition, we have active technology development and evaluation agreements with eight companies. We seek to expand these relationships and develop additional relationships to increase our revenues and promote the adoption of our technology.

As part of our strategy and in order to further establish our position as a leader in OLED technologies, we are focused on enhancing and protecting our IP portfolio through significant research and development and patent application efforts. As of November 1, 2004, we had 162 published or unpublished patent families, including nine joint filings, with over 60 issued United States patents and patent protection in Europe, Japan and China. Our research and development team is focused on ensuring that our technology roadmap is aligned to customer needs and market trends and is currently concentrating on the development of additional P-OLED materials and device structures which extend lifetimes, increase power efficiencies and enhance color spectrums to allow P-OLED technology to be used in a broader array of FPD applications. We believe that improving color lifetimes, efficiencies and spectrum, in addition to refining and simplifying the processes utilized in manufacturing P-OLED displays, such as ink jet printing, are the key challenges that our team, as well as our licensees and our development partners, must continue to address in order to reach the full range of display markets. We also intend to encourage expanded use of P-OLED technology in other addressable markets such as poster-type displays that incorporate multimedia capabilities, sensors, solid state lighting and photovoltaic cells. For example, we have licensed our core P-OLED technology to OSRAM Opto Semiconductors and Philips, two of the largest lighting companies in the world, for lighting applications. In order to enhance our IP portfolio, we also evaluate opportunities to acquire businesses, technologies or other assets, either directly or through joint ventures or other arrangements. In addition, in January 2002, we opened our Technology Development Center to enable us to develop P-OLED display manufacturing processes in a commercial scale facility to further the adoption of P-OLED technology.

Our History

We were founded in 1992 as a company organized under the laws of England and Wales by two of the inventors of our fundamental P-OLED technology, with the support of the University of Cambridge.

In July 1999, Cambridge Display Technology, Inc. (formerly known as CDT Acquisition Corp.), a Delaware corporation, owned by affiliates of two private equity firms, Kelso & Company, or Kelso, and Hillman Capital Corporation, or Hillman Capital, acquired a controlling position in us in a public U.K. tender offer transaction. Kelso and Hillman Capital supplied equity consideration of, respectively, $55.8 million and $38.0 million in connection with the acquisition. Following the consummation of this acquisition, Kelso, Hillman Capital, certain existing stockholders who rolled-over their investments in us in the transaction and certain other stockholders owned, respectively, 43%, 29%, 24% and 4% of our outstanding shares of common stock. Subsequently, Kelso and Hillman Capital have invested, respectively, an additional $33.2 million and $32.8 million in our common and preferred stock. Following the completion of this offering, and based on the initial public offering price for our common stock of $12.00 per share and assuming no exercise of the underwriters’ over allotment option, Kelso will own approximately 44% of the outstanding shares of our common stock and Hillman Capital will own approximately 22% of the outstanding shares of our common stock.

Our principal executive offices are located at the offices of our principal U.K. subsidiary, Cambridge Display Technology Limited, Building 2020, Cambourne Business Park, Cambridge, CB3 6DW, United Kingdom. Our phone number is 011 44 1954 713 600. Our website is located at www.cdtltd.co.uk. The information on our website is not incorporated into and is not intended to be part of this prospectus.

The Offering

Common stock offered by us.	2,500,000 shares

Common stock to be outstanding after the offering.	19,500,000 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire businesses, technologies or other assets or to repay any outstanding borrowings under our credit facility. See “Use of Proceeds.”

Nasdaq National Market symbol	OLED

The number of shares of common stock to be outstanding after this offering, assuming such offering took place on September 30, 2004 and after giving effect to the reverse stock split referred to below, excludes:

•	864,752 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $21.44 per share with exercise prices ranging from $17.82 to $27.60 per share; of these shares, 327,267 shares are subject to currently vested stock options at a weighted average exercise price of $20.64 per share with exercise prices ranging from $17.82 to $27.60 per share;

•	up to 725,000 shares of common stock reserved for future grant under our new stock incentive plan and our annual incentive plan, up to 100,000 shares of which we have decided to award pursuant to options, prior to the consummation of this offering, to certain employees based on recent performance reviews and one of our directors, and up to 1,200,000 shares reserved for future grant under our special bonus plan; and

•	3,218 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $17.82 per share.

Since September 30, 2004 to the date of this prospectus, we have not issued any additional shares or granted any additional options other than the options awarded to certain employees based on recent performance reviews and one of our directors referred to above.

Unless we specifically state otherwise, all pro forma information in this prospectus:

•	assumes that all outstanding shares of our class B common stock, series A convertible preferred stock and series B convertible preferred stock are converted into shares of our common stock immediately prior to completion of this offering as described under “Certain Relationships and Related Transactions—Conversion of Preferred Stock”;

•	includes 831,948 shares of common stock (after giving effect to our withholding of shares of our common stock otherwise issuable to shareholders of Opsys under our Settlement and Amendment Agreement with them in respect of liabilities of Opsys at the closing of our possible acquisition of the outstanding shares of Opsys Limited and the issue of shares of common stock to two former directors of Opsys to discharge certain liabilities of Opsys we assumed under the Settlement and Amendment Agreement), issuable pursuant to the terms of our possible acquisition of all outstanding shares of Opsys Limited, described under “Business—Acquired Businesses”;

•	gives effect to a 0.5851807-for-one reverse stock split immediately prior to this offering, as a result of which, after the conversion of all series A and series B convertible preferred stock into common stock and after the issuance of common stock in connection with our possible acquisition of Opsys Limited described above, 17,000,000 shares of common stock will be outstanding prior to this offering; and

•	assumes no exercise of the underwriters’ over allotment option.

Risk Factors

You should consider carefully all the information included in this prospectus and, in particular, the specific factors set forth under “Risk Factors” beginning on page 9 for risks involved in investing in our common stock.

Summary Financial Data

The following table summarizes our consolidated financial data for the periods presented, including data for the period January 1, 1999 to July 22, 1999 for a predecessor company, CDT Holdings plc. You should read this information in conjunction with “Capitalization,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Years Ended December 31,						Nine Months Ended September 30, (Unaudited)
	1999 (to July 22)	1999 (from July 23)	2000	2001	2002	2003	2003	2004
(In thousands, except per share data)
Consolidated Statement of Operations Data:
Operating revenues	$265	$248	$629	$22,391	$7,053	$10,680	$8,619	$5,519
Gross profit	265	248	629	22,391	5,261	9,153	7,348	4,302
Operating expenses	3,059	36,498	24,203	28,252	40,195	29,632	25,012	20,777
Loss from operations	(2,794)	(36,250)	(23,574)	(5,861)	(34,934)	(20,479)	(17,664)	(16,475)
Other income (expense)	8	370	177	661	(379)	(3,230)	(2,069)	(1,987)

Net loss	(2,786)	(35,908)	(23,462)	(5,250)	(31,718)	(22,777)	(18,866)	(29,072)
Accretion of preferred stock	—	—	—	—	(301)	(6,771)	(5,020)	(5,254)
Net loss attributable to common shareholders	$(2,786)	$(35,908)	$(23,452)	$(5,250)	$(32,019)	$(29,548)	$(23,886)	$(34,326)

Net loss per share
Basic and diluted	$(0.33)	$(2.89)	$(1.89)	$(0.36)	$(1.96)	$(1.78)	$(1.44)	$(2.07)
Pro forma, as adjusted*						$(1.15)		$(1.47)
Weighted average number of shares
Basic and diluted	8,371	12,404	12,414	14,473	16,346	16,584	16,592	16,563
Pro forma, as adjusted*						19,512		19,500

*	Assuming conversion of our convertible preferred stock to common stock, issuance of our common stock pursuant to the terms of our possible acquisition of Opsys Limited and this offering and execution of a reverse stock split, as if such conversion, such issuances and such stock split occurred on January 1, 2003, and excluding a one-time charge to earnings per share related to the conversion of our convertible preferred stock. Such charge would have been $34.0 million if the conversion occurred on September 30, 2004.

	As of September 30, 2004 (Unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,896	$1,700	$24,531
Working capital	156	(1,040)	24,290
Total assets	112,027	103,282	126,113
Short-term borrowings	2,500	2,500	—
Redeemable convertible preferred stock	43,741	—	—
Accumulated deficit	(148,179)	(148,179)	(153,864)
Unearned stock compensation	—	—	(9,360)
Total common shareholders’ equity	28,472	82,196	106,881

The preceding table presents a summary of our balance sheet data as of September 30, 2004:

•	on an actual basis, with both class A common stock and class B common stock included in “Total common shareholders’ equity”;

•	on a pro forma basis to reflect the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, the issuance of shares of our common stock pursuant to the terms of our possible acquisition of all outstanding shares of Opsys Limited and a reverse stock split as a result of which 17,000,000 shares will be outstanding, as if such conversion, such acquisition and such stock split took place on September 30, 2004; and

•	on a pro forma as adjusted basis to give effect to the sale by us of 2,500,000 shares of our common stock in this offering, the repayment of the outstanding borrowings of $2.5 million under our credit facility and the issuance of awards under our special bonus plan of restricted stock units with respect to 1,200,000 shares of our common stock, which will vest and be issued as described under “Management—Incentive Plans—Cambridge Display Technology, Inc. Special Bonus Plan,” based on the initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if such offering took place on September 30, 2004.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in those forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business and Industry

We have a history of losses, do not expect to be profitable in the foreseeable future and may never be profitable.

Since inception, we have generated limited revenues while incurring significant losses. We expect to incur losses for the foreseeable future until such time, if ever, as we are able to achieve sufficient levels of revenue from the commercial exploitation of our Polymer Organic Light Emitting Diode, or P-OLED, technology to support our operations. You should note that:

•	P-OLED technologies may never be broadly commercially adopted;

•	markets for flat panel displays, or FPDs, using P-OLED technologies may be limited; and

•	we may never generate sufficient revenues from the commercial exploitation of our P-OLED technology to become profitable.

We license our P-OLED technology to P-OLED materials manufacturers and display manufacturers, which then incorporate our technology into the materials and products they sell. Even if we and our display manufacturer licensees develop commercially viable applications for our P-OLED technologies, we may never recover our research and development expenses. We had net losses of $5.3 million, $31.7 million and $22.8 million for the years ended December 31, 2001, December 31, 2002 and December 31, 2003, respectively, and as of September 30, 2004, we had an accumulated deficit of $148.2 million. We expect to report net losses in future periods. We cannot predict what impact continued net losses might have on our ability to finance our operations in the future or on the market value of our common stock.

Because we are at an early stage of development and have a limited operating history, our future results are unpredictable, and therefore, our common stock is a highly speculative investment.

Our future success is uncertain because we have a limited operating history and face many risks and uncertainties. If we are unsuccessful in addressing these risks and uncertainties, we may be unable to generate sufficient revenue growth to support ongoing operations. We were formed in 1992 to research and develop P-OLED technology. We began licensing P-OLED technology to original equipment manufacturers, or OEMs, in 1996, and in 2002 this technology was initially commercialized. Accordingly, there is only a limited amount of past experience upon which to evaluate our business and prospects, and a potential investor should consider the challenges, expenses, delays and other difficulties involved in the development of our business, including the continued development of our P-OLED technology, refinement of processes and components for commercial products using our P-OLED technology, formation of additional commercial relationships and achievement of market acceptance for products using P-OLED technology.

If our P-OLED technology is not feasible for broad-based product applications, we may never generate revenues sufficient to support ongoing operations.

Before display manufacturers will agree to use our P-OLED technology for wide-scale commercial production, they will likely require us to demonstrate to their satisfaction that our P-OLED technology is feasible for their particular product applications. This, in turn, would require additional advances in our research and development efforts, as well as those of others, for applications in a number of areas, including:

•	device reliability;

•	the development of P-OLED materials with sufficient lifetimes, brightness and color coordinates for full-color P-OLED displays in more demanding applications, such as televisions; and

•	issues related to scalability and cost-effective fabrication technologies for product applications.

Currently, P-OLED displays are being used or tested for small- to medium-sized product applications such as mobile phones, PDAs, or personal digital assistants, digital cameras and camcorders (including electronic viewfinders), portable DVD players, electric shavers, MP3 players, in-car entertainment and navigation displays and other applications. P-OLED displays have not yet been commercially introduced in larger applications such as laptop computers, desktop computer monitors or televisions other than in prototypes. To date, we have not attained the service lifetimes required by the manufacturers of these more demanding larger applications.

Our research and development efforts remain subject to all of the risks associated with the development of new products based on emerging and innovative technologies, including, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. Technical problems may result in delays in the implementation of our technologies in specific applications and cause us to incur additional expenses that would increase our losses. If we cannot complete research and development of our P-OLED technology successfully, or if we experience delays in completing research and development of our P-OLED technology for use in potential commercial applications, particularly after incurring significant expenditures, our business may fail.

Even if our P-OLED technology is technically feasible, it may not be adopted by display manufacturers.

The potential size, timing and viability of market opportunities targeted by us through our display manufacturer licensees are uncertain at this time. Market acceptance of our P-OLED technology will depend, in part, upon this technology providing benefits comparable to or greater than those provided by cathode ray tube display and liquid crystal display, or LCD, technology (the current standard display technologies) at an advantageous cost to manufacturers, and the adoption of products incorporating this technology by consumers.

Display manufacturers make the determination during their product development programs whether to incorporate our P-OLED technology or pursue other alternatives, and they may be forced to make significant investments of time and cost well before they introduce their products incorporating our technology to the consumer market and before they can be sure that they will generate any significant sales to recover their investment. Moreover, certain existing licensees and potential licensees of our P-OLED technology currently manufacture FPDs using competing technologies, and they may, therefore, be reluctant to redesign their products or manufacturing processes or invest in new or converted facilities to incorporate our P-OLED technology.

During a display manufacturer licensee’s entire product development process, we face the risk that our technology will fail to meet our licensee’s technical, performance or cost requirements or will be replaced by a competing product or alternative technology. For example, we are aware that some of our licensees have entered into arrangements with our competitors regarding the development of competing technologies, including the potential production of OLED displays by ink jet printing using phosphorescent materials. Even if we offer technology that is satisfactory to a display manufacturer licensee, they may choose to delay or terminate their product development efforts for reasons unrelated to our technology. The occurrence of any of these events would adversely affect our royalty revenues and may make it difficult to attract additional licensees.

There are alternatives to P-OLEDs for FPDs, which may limit our ability to commercialize our P-OLED technology.

The FPD market is currently, and will likely continue to be for some time, dominated by displays based on LCD technology. Numerous companies have made and are continuing to make substantial investments in, and are conducting research to improve characteristics of, LCDs. Several other FPD technologies have been, or are being, developed, including technologies for the production of field emission, inorganic electroluminescence and gas plasma. Advances in LCD technology or any of these other technologies may overcome their current limitations and permit them to remain or become more attractive technologies for FPDs, either of which could limit the potential market for FPDs using our P-OLED technology. This, in turn, would cause display manufacturers to avoid entering into commercial relationships with us, or to renegotiate, terminate or not renew their existing relationships with us, causing our business strategy to fail.

Other OLED technologies may be more successful than ours which may limit the commercial adoption of our P-OLED technology.

Other companies have developed OLED technologies that differ from and compete with our P-OLED technology. Certain of these competing OLED technologies entered the marketplace prior to ours and may become entrenched in the flat panel industry before our P-OLED technologies have a chance to become widely adopted. Moreover, competitors may succeed in developing new OLED technologies or new manufacturing techniques that are more cost-effective or have fewer limitations than our P-OLED technology or other existing OLED technologies. If our P-OLED technology is unable to capture a substantial portion of the OLED display market, our business strategy may fail.

Because we do not manufacture or sell any products to end users, we depend on the manufacturing capabilities of our display manufacturer licensees. Any difficulties or delays affecting their manufacturing processes or any decision to terminate or reduce their display manufacturing businesses could harm our business.

We license our P-OLED technology to display manufacturers, who then incorporate our technology into the products that they sell. Because we do not manufacture any commercial products, our success depends on the ability and willingness of our licensees to develop, manufacture and sell commercial products integrating our technology. Any significant disruption or increase in cost of the manufacturing processes of our display manufacturer licensees or a decision by any of our display manufacturer licensees to terminate or reduce their efforts to manufacture or sell displays would adversely affect our royalty revenues and thus our business.

We have been notified that Philips is considering strategic options for its P-OLED business, but that no decisions have yet been made. We have received $18,000, $543,000 (which includes $533,000 received by Litrex), and $33,000 in revenues from Philips in, respectively, fiscal years 2001, 2002 and 2003. We have received $58,000 in revenues from Philips for the nine months ended September 30, 2004. We do not expect these actions to have any material impact on our financial results in fiscal year 2004. We can provide no assurances with respect to alternatives Philips may be considering or the effects that any decision by Philips with respect to its P-OLED business may have on our business or future results of operations.

Mass production of P-OLED displays will require the availability of suitable manufacturing equipment, components and materials. Equipment is currently available for many of the required process steps, but the processes and equipment that will be required to deposit P-OLED materials for large-sized, full-color displays are still under development. High precision ink jet printing equipment that could be used to deposit P-OLED materials is being developed by some companies, but, to our knowledge, is only being made available for sale at this time by Litrex Corporation, our 50%-owned former subsidiary. The availability of suitable ink jet printing equipment will be contingent on the continued technical success of and sufficient funding for Litrex’s or another manufacturer’s development program. In addition, certain of the components, such as low temperature poly silicon backplanes, used in the production of our licensees’ display products are available only from a limited number of suppliers.

If display manufacturers are unable to obtain ink jet printing or other suitable P-OLED deposition equipment or are unable to source other key equipment for the manufacture of large panel sizes, or if they experience unanticipated difficulties, expenses or delays with respect to additional required technologies, components or other materials, they may experience increased costs or manufacturing delays and may not be able to manufacture larger-sized, full-color P-OLED displays, or may exit the display manufacturing business entirely. This would adversely affect our license fees or royalty payments from them, and we may not be able to increase our revenues and achieve profitability.

We expect to derive an increasing portion of our revenues from royalties on sales of products commercialized by our licensees that incorporate our technology. Our display manufacturer licensees operate in a highly competitive environment, and they may not be able to achieve and sustain market position. If they fail to compete successfully, our royalties will decrease or be eliminated.

Because we do not sell any products to end-users, our success depends upon the ability and continuing willingness of our display manufacturer licensees to market commercial products integrating our technology and the widespread acceptance of those products. Any slowdown in the demand for our licensees’ products would adversely affect our royalty revenues and thus our business. The markets for our display manufacturer licensees’ products are highly competitive, with pressure on prices and profit margins due largely to additional and growing capacity from FPD industry competitors. The principal elements affecting our licensees’ competitive performance in the market for end-user products include their abilities to:

•	access required capital;

•	conduct research and development;

•	reduce time-to-market;

•	reduce production costs;

•	offer a competitive price;

•	offer attractive product features and quality;

•	offer customer service, including product design support; and

•	provide sufficient quantity of products to fulfill end-user demand.

Success in the market for end-user products that may integrate our P-OLED technology also depends on factors beyond the control of our licensees and us, including the cyclical and seasonal nature of the end-user markets that our licensees serve, as well as industry and general economic conditions. If our licensees fail or otherwise reduce their efforts to commercialize products that incorporate our technology or exit the display manufacturing business entirely, our business strategy may fail.

Many of our competitors have greater resources, which may make it difficult for us to compete successfully against them.

The FPD industry is characterized by intense competition. Many of our LCD and OLED competitors have better name recognition and greater financial and personnel resources and technical, marketing and research capabilities than us, and because of these differences, we may never be able to compete successfully in the FPD market.

LCD is currently the dominant technology in the FPD market. Many of the leading LCD panel manufacturers, such as AU Optronics, Chunghwa Picture Tubes, LG.Philips, Samsung Electronics and Sharp, are large, established companies with global marketing capabilities, widespread brand recognition and extensive financial resources.

Eastman Kodak Company, or Kodak, is our principal competitor in the OLED industry, with several licensees already in commercial production of displays incorporating its passive matrix small molecule OLED, or SMOLED, technology. In addition, Kodak manufactures active matrix SMOLED displays under a joint venture with Sanyo Electric. We also compete to a lesser extent with Universal Display Corporation, which licenses rights to its proprietary phosphorescent materials for use in SMOLED displays.

The leading LCD panel manufacturers, who use competing technologies but are also potential licensees of our P-OLED technology, are considerably larger and more established companies, with global marketing capabilities and substantially greater financial resources to devote to research and development than we have. If our technology does not compete effectively with these and other display technologies, our business strategy will fail.

If our materials supplier licensees fail to make advances in their research, or if they exit that business or otherwise terminate or elect not to renew their relationships with us, we might not succeed in commercializing our P-OLED technology.

Research and development of commercially viable applications for our P-OLED technology depends substantially on the success of work relating to P-OLED materials, including resolution of issues relating to materials lifetimes and efficiencies at the brightness levels required for large panel applications. We cannot be certain that we or our materials supplier licensees will make sufficient additional advances in the research and development of P-OLED materials to satisfy these requirements. Moreover, if our materials supplier licensees are unable to meet the requirements of our display manufacturer licensees, or if they exit the P-OLED materials supply business or otherwise terminate or elect not to renew their relationships with us and no viable successor can be found, our business strategy may fail.

If we cannot form and maintain lasting business relationships with P-OLED display manufacturers, our business strategy will fail.

Our business strategy depends upon our development and maintenance of commercial licensing relationships with high-volume manufacturers of P-OLED displays. As of September 30, 2004, we had entered into eight licenses with display manufacturers, and have seven other relationships with manufacturers which are limited to technology development and the evaluation of our P-OLED technology for possible use in commercial production. Any of these relationships may fail to result in the display manufacturers entering into a licensing arrangement or, subsequently, commercial production, as applicable, of devices using our P-OLED technology on a scale sufficient for our business strategy to succeed. Moreover, if a licensee is no longer using our technology, it can generally terminate the license agreement upon notice.

Under our existing technology development and evaluation agreements, we are working with display manufacturers to incorporate our technology into their products for the commercial production of P-OLED displays. However, these technology development and evaluation agreements typically last for limited periods of time, and these relationships may never lead to development of products and entry into license agreements.

Currently, and for the foreseeable future, a significant portion of our revenues are and will be derived from a concentrated number of licensees. In 2001, 2002 and 2003, six, nine and 10 licensees accounted for, respectively, 94%, 70% and 74% of our revenues. Furthermore, in each of 2001, 2002 and 2003, two licensees accounted individually for more than 10% of our revenues. Our future success will depend upon our ability to establish and maintain relationships with key licensees and to attract new licensees. If our royalty revenues are derived from a concentrated few licensee relationships, our operating results will be harmed if those licensees experience operating difficulties or curtail or terminate their use of our licensed technology, and we are not able to obtain replacement royalty sources. Replacement royalty sources may be difficult to obtain because of the lengthy periods required to attract and sign-up new licensees and have them enter commercial production.

Our ability to enter into additional commercial licenses, or to maintain our existing technology development and evaluation relationships, may require us to make financial or other commitments. We might not be able, for financial or other reasons, to enter into or continue these relationships on commercially acceptable terms, or at all. Failure to do so would cause our business strategy to fail.

Conflicts may arise with our licensees or joint development partners, resulting in renegotiation or termination of, or litigation related to, our agreements with them. This would adversely affect our revenues.

Conflicts could arise between us and our licensees or joint development partners as to royalty rates, milestone payments or other commercial terms. Similarly, the parties may disagree as to which party owns or has the right to commercialize intellectual property that is developed during the course of the relationship or as to other non-commercial terms. If such a conflict were to arise, a licensee or joint development partner might attempt to compel renegotiation of certain terms of their agreement or terminate their agreement entirely, and we might lose the royalty revenues and other benefits of the agreement. Either we or the licensee or joint development partner might initiate litigation to determine commercial obligations, establish intellectual property rights or resolve other disputes under the agreement. Such litigation could be costly to us and require substantial attention of management. If we were unsuccessful in such litigation, we could lose the commercial benefits of the agreement, be liable for other financial damages and suffer losses of intellectual property or other rights that are the subject of dispute. Any of these adverse outcomes could cause our business strategy to fail.

If we do not receive additional financing in the future, we might not be able to continue the research, development and commercialization of our P-OLED technology.

Our capital requirements have been, and will continue to be, significant. Substantial additional funds will be required in the future to maintain current levels of expenditure for research, development and commercialization of our P-OLED and related technologies, to obtain and maintain patents and other intellectual property, or IP, rights in these technologies, and for working capital and other purposes, the timing and amount of which are difficult to forecast. Our total research and development expenditures were $16.8 million in 2003 and $10.5 million for the nine months ended September 30, 2004. Our cash on hand will not be sufficient to meet all of our future needs. When we need additional funds, such funds may not be available on commercially reasonable terms, or at all. If we cannot obtain more money when needed, we might be forced to cut back our current activities and our business might fail. In July 2004, we secured a line of credit in a maximum amount of $15.0 million, of which $0.5 million may not be borrowed, available for one year and extendible for up to two additional years to meet our short term capital requirements. There are financial costs associated with maintaining and accessing this facility. In addition, any borrowing under this facility is secured by a letter of credit issued by Wells Fargo Bank, which is secured by our IP portfolio and results in the imposition of certain financial and operating restrictions by the lender.

As part of our agreement with Ulvac, Inc., or Ulvac, for the sale to Ulvac of a 50% interest in Litrex, we granted Ulvac a call, and obtained a put, on our remaining 50% interest in Litrex, exercisable in August 2005, with the closing to occur within 90 days of exercise. We anticipate that the sale of our remaining 50% interest in Litrex to Ulvac will occur in November 2005 and that we will receive a minimum of $10.0 million from Ulvac. Nevertheless, under certain circumstances such as infringement, impairment or unavailability of intellectual property required for Litrex to operate, or the departure of a group of key employees from Litrex, this sale may not proceed. If the sale does not proceed, we will not receive the anticipated proceeds from the sale of Litrex stock to Ulvac. In addition, in certain circumstances, we may be required to repurchase Ulvac’s 50% interest in Litrex for $15.1 million, the price Ulvac paid for their 50% interest, plus any additional funding that Ulvac provided to Litrex. If Ulvac were to fail to perform its obligations to continue to support Litrex’s development of ink jet printers for the display manufacturer industry, we may exercise our rights under a fallback license to obtain the necessary IP to develop, manufacture and supply ink jet printing equipment for use by manufacturers using our P-OLED technology independent of Litrex. In any such circumstance, we may incur substantial additional costs in order to ensure that ink jet printing equipment is made available for P-OLED display manufacturers. Under certain circumstances, we and Ulvac may each be required to provide financial support for Litrex of up to $1.25 million if necessary to ensure Litrex’s continued operations over the next twelve months.

If we are unable to meet our currently projected liquidity requirements from our existing resources, we may need to borrow money or issue additional equity or debt securities. We may not be able to borrow money on commercially reasonable terms or at all. If we attempt to raise money in an offering of shares of our common stock, preferred stock, warrants or debt securities, or if we engage in acquisitions involving the issuance of such securities, our then-existing stockholders may be diluted. If we are unable to obtain required financing or reasonable terms, our business may fail.

We or our licensees may incur substantial costs or lose important rights as a result of litigation or other proceedings relating to our patent and other intellectual property rights.

In recent years, there has been significant litigation involving patents and other IP rights in many technology-related industries, including our own. Until recently, many patent applications were retained in secrecy by the United States Patent Office until and unless a patent issued. As a result, there may be United States patent applications pending that may be infringed by the use of our technology or a part thereof, thus substantially interfering with the future conduct of our or our licensees’ business. In addition, there may be issued patents in the United States or other countries that are pertinent to our or our licensees’ business of which we are not aware. Our licensees could be sued by other parties for patent infringement in the future. Such lawsuits could subject them to liability for damages or require our licensees to obtain additional licenses that could increase the cost of their products, which might have an adverse affect on their sales and thus our royalties or cause them to seek to renegotiate our royalty rates.

In addition, in the future we may assert our IP rights by instituting legal proceedings against others. We cannot assure you that we will be successful in enforcing our patents in any lawsuits we may commence. Defendants in any litigation we may commence to enforce our patents may attempt to establish that our patents are invalid or are unenforceable. Thus, any patent litigation we commence could lead to a determination that one or more of our patents are invalid or unenforceable. If a third party succeeds in invalidating one or more of our patents, that party and others could compete more effectively against us. Our ability to derive licensing revenues from products or technologies covered by these patents could also be adversely affected.

Whether our licensees are defending the assertion of third-party IP rights against their businesses arising as a result of the use of our technology, or we are asserting our own IP rights against others, such litigation can be complex, costly, protracted and highly disruptive to our or our licensees’ business operations by diverting the attention and energies of management and key technical personnel. As a result, the pendency or adverse outcome of any IP litigation to which we or our licensees are subject could disrupt business operations, require the incurrence of substantial costs and subject us or our licensees to significant liabilities, each of which could severely harm our business.

Plaintiffs in IP cases often seek injunctive relief. Any IP litigation commenced against our licensees could force them to take actions that could be harmful to their business and thus to our royalties, including the following:

•	stop selling their products that incorporate or otherwise use technology that contains our allegedly infringing IP;

•	attempt to obtain a license to the relevant third-party IP, which may not be available on reasonable terms or at all; or

•	attempt to redesign their products to remove our allegedly infringing IP to avoid infringement of the third-party IP.

If our licensees are forced to take any of the foregoing actions, they may be unable to manufacture and sell their products that incorporate our technology at a profit or at all. Furthermore, the measure of damages in IP litigation can be complex, and is often subjective or uncertain. If our licensees were to be found liable for infringement of proprietary rights of a third party, the amount of damages they might have to pay could be substantial and is difficult to predict. Decreased sales of our licensees’ products incorporating our technology would adversely effect our royalty revenues under existing licenses. Any necessity to procure rights to the third-party technology might cause our existing licensees to renegotiate the royalty terms of their license with us to compensate for this increase in their cost of production or, in certain cases, to terminate their license with us entirely. Were this renegotiation to occur, certain of our license agreements that contain “most favored nation” provisions, requiring that we offer at least as favorable terms to the holder of such a license as we offer to any other licensee, would be affected and we would also receive reduced royalties from those licenses. These developments would also harm our ability to compete for new licensees and would adversely affect the terms of the royalty arrangements we could enter into with any new licensees.

As is commonplace in technology companies, we employ individuals who were previously employed at other technology companies. To the extent our employees are involved in research areas that are similar to those areas in which they were involved at their former employers, we may be subject to claims that such employees or we have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of the former employers. Litigation may be necessary to defend against such claims. The costs associated with these actions or the loss of rights critical to our or our licensees’ business could negatively impact our revenues or cause our business to fail.

If we cannot obtain and maintain appropriate patent and other intellectual property rights protection for our P-OLED technology, our business will suffer.

The value to us of our P-OLED and related technologies is dependent on our ability to secure and maintain appropriate patent and other IP rights protection. Although we own or license many patents covering our technology that have already been issued, there can be no assurance that additional patents applied for will be obtained, or that any of these patents, once issued, will afford commercially significant protection for our technology, or will be found valid if challenged. Moreover, we have not obtained patent protection for some of our technology in all foreign countries in which P-OLED displays or materials might be manufactured or sold. In any event, the patent laws and enforcement regimes of other countries may differ from those of the United States as to the patentability of our P-OLED and related technologies and the degree of protection afforded.

The strength of our current IP position results primarily from the essential nature of our fundamental patents covering the P-OLED device and its manufacturing process and electroluminescent devices containing conjugated polymers. These patents expire in 2010 and 2011. While we hold a wide range of additional patents and patent applications whose expiration dates extend (and in the case of patent applications, will extend) well beyond 2011, many of which are also of key importance in the OLED industry, none are of an equally essential nature as our fundamental patents, and therefore our competitive position after 2011 may be less certain.

We may become engaged in litigation to protect or enforce our patent and other IP rights or in International Trade Commission proceedings to abate the importation of goods that would compete unfairly with those of our licensees. In addition, we may have to participate in interference or reexamination proceedings before the U.S. Patent and Trademark office, or in opposition, nullity or other proceedings before foreign patent offices, with respect to our patents or patent applications. All of these actions would place our patents and other IP rights at risk and may result in substantial costs to us as well as a diversion of management attention. Moreover, if successful, these actions could result in the loss of patent or other IP rights protection for the key P-OLED and related technologies on which our business strategy depends.

In addition, we rely in part on unpatented proprietary technology, and others may independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets, know-how and other proprietary information, we require employees, consultants, financial advisors and strategic partners to enter into confidentiality agreements. These agreements may not ultimately provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of those trade secrets, know-how or other proprietary information. In particular, we may not be able to fully or adequately protect our proprietary information as we conduct discussions with potential strategic partners. If we are unable to protect the proprietary nature of our technology, it will harm our business.

We are exposed to currency fluctuations, which may have an adverse effect on us.

A substantial majority of our licensing revenues are denominated in U.S. dollars. These licensing revenues include royalties based on revenues or production costs of our licensees that may be denominated in U.S. dollars or other currencies. Where such revenues or production costs of our licensees are denominated in other currencies, they are converted to U.S. dollars for the purpose of calculating any licensing royalties due to us. Our licensing royalty revenues may decrease as a result of any appreciation of the U.S. dollar against these other currencies. The majority of our current expenditures are incurred in British pounds in order to fund our operations in the United Kingdom. If the U.S. dollar depreciates versus the British pound, additional U.S. dollars will be required to fund our operations in the United Kingdom.

We take out forward currency contracts to cover future projected currency conversions. At present, forward contracts are only committed to when funds are already on hand to settle the forward contracts. Although we do not currently enter into currency option contracts or engage in other hedging activities, we may do so in the future. There can be no assurances that any such hedging activities will be successful in reducing the risks to us of our exposure to foreign currency fluctuations and these fluctuations may adversely affect our results of operations, financial condition or cash flows.

We are a holding company with no significant independent operations, and we therefore rely on our subsidiaries to make funds available to us.

We are a holding company with no significant independent operations and no significant assets other than the capital stock of our subsidiaries. We, therefore, will be dependent upon the receipt of dividends or other distributions from our subsidiaries. The declaration of dividends by our subsidiaries will be subject to the discretion of their boards of directors and will depend on a number of factors, including their results of operations, financial condition, liquidity requirements and indebtedness and restrictions imposed by applicable law. Our inability to receive funds from our operating subsidiaries would adversely affect our ability to meet our obligations and to make dividend payments and other distributions, if any, to holders of our common stock.

Due to our significant level of international operations, we are subject to international operational, financial, legal and political risks which may negatively impact our operations.

A substantial part of our operations are in the United Kingdom, and many of our licensees have a majority of their operations in countries other than the United States. Risks associated with our doing business outside of the United States include:

•	compliance with a wide variety of foreign laws and regulations, particularly labor, environmental and other laws and regulations that govern our operations in the United Kingdom;

•	legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

•	economic instability in the countries of our licensees, particularly in the Asia-Pacific region, causing delays or reductions in orders for their products and therefore our royalties;

•	political instability in the countries in which our licensees operate, particularly in South Korea relating to its disputes with North Korea and in Taiwan relating to its disputes with China;

•	difficulties in collecting accounts receivable and longer accounts receivable payment cycles; and

•	potentially adverse tax consequences.

Any of these factors could harm our or our licensees’ existing international operations and business and impair our or our licensees’ ability to continue expanding into international markets.

A significant portion of our assets, certain of our directors and most of our executive officers are located outside of and are not residents of the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process upon such non-resident directors or officers within the United States or to realize against them in the United States upon judgment of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the securities or blue sky laws of any state within the United States. In addition, courts of another country may not enforce judgments of United States courts obtained in actions against us, our directors or our officers predicated upon the civil liability provisions of the United States federal securities laws or the securities or blue sky laws of any state within the United States or enforce, in original actions, liabilities against us, our directors or our officers predicated upon the United States federal securities laws or any state securities or blue sky laws.

Our agreements with our licensees and joint development partners are subject to regulation by the European Commission, and particularly to antitrust provisions of such regulations, which could result in fines to us or in those agreements being declared void in whole or in part, either of which would negatively impact our revenues.

Our IP licensing agreements and joint development agreements fall under the antitrust provisions of the Treaty of Rome, and related regulations. While our display license agreements are generally non-exclusive and without geographic restriction, and while our licensing and joint development relationships generally represent lower market shares than would result in the application of the regulations’ remedies, any violation of the regulations could result in the anti-competitive provisions or the entire relevant agreement being declared void and unenforceable. In addition, we could be subject to a fine of up to 10% of the income of our worldwide group.

If we cannot keep our key employees or hire other talented persons as we grow, our business might not succeed.

Our performance is substantially dependent on the continued services of senior management, particularly our Chief Executive Officer, who has been principally responsible for establishing and maintaining many of our most important commercial relationships, and our Chief Technology Officer, who was one of the inventors of our fundamental P-OLED technology and helps direct our technology development program, and on our ability to offer competitive salaries and benefits to our employees. We do not carry key person life insurance on any of our senior management or other key personnel. If we lose the services of key senior management personnel, we may not be able to find suitable replacements in a timely manner or at all, which would seriously harm our business. Additionally, competition for highly skilled technical, managerial and other personnel is intense. We might not be able to attract, hire, train, retain and motivate the highly skilled managers and employees that we might need to be successful. If we fail to attract and retain the necessary technical and managerial personnel, our business will suffer and might fail. We currently have fewer than 120 employees, and we may encounter increasing difficulty in attracting enough qualified personnel as our operations expand and the demand for their services increases. This difficulty could impede the attainment of our research and development objectives and cause our business strategy to fail.

Our Technology Development Center and our research and development laboratories are critical to our success.

Our Technology Development Center in Godmanchester, England and our research and development laboratories are critical to our success. These facilities currently house our principal research, development, engineering and design operations. Our research and development activities involve the controlled use of a small amount of hazardous substances as well as other potentially harmful materials, waste and chemicals, which could cause interruption of our research and development efforts or injury to our employees, resulting in liabilities under federal, state, local or foreign laws or regulations governing the use, storage and disposal of these materials. While to date we have not had any issues relating to the use of hazardous materials, any event that causes a disruption of the operation of these facilities for even a relatively short period of time would adversely affect our ability to conduct research and development operations and to provide technical support for our licensees, which would negatively affect our revenues.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value or have an adverse effect on our results of operations.

We intend to expand our business primarily through internal growth, but from time to time we may consider strategic acquisitions. Any future acquisition would involve numerous risks including:

•	potential disruption of our ongoing business and distraction of management;

•	difficulty integrating the operations and products of the acquired business;

•	unanticipated expenses related to technology integration;

•	exposure to unknown liabilities, including litigation against the companies we may acquire;

•	additional costs due to differences in culture, geographic locations and duplication of key talent; and

•	potential loss of key employees or customers of the acquired company.

If we make acquisitions in the future, acquisition-related accounting charges may affect our balance sheet and results of operations. We may not be successful in addressing these risks or any other problems encountered in connection with any acquisitions.

Risks Relating to this Offering

There currently exists no market for our common stock and we cannot assure you that an active trading market will develop for our common stock. If an active trading market does not develop, you may not be able to sell your common stock at or above the initial public offering price or at a time that is acceptable to you.

Prior to this offering, there has been no public market for shares of our common stock. An active market may not develop following the completion of this offering or, if developed, may not be maintained. We negotiated the initial public offering price with the underwriters. The initial public offering price may not be indicative of the price at which our common stock will trade following completion of this offering. The market price of our common stock may also be influenced by many factors, some of which are beyond our control. As a result, you may not be able to sell your common stock at or above the public offering price or at the time that you would like to sell.

Our operating results may have significant period-to-period fluctuations, which would make it difficult to predict our future performance.

Due to the current stage of commercialization of our technology and the significant development and manufacturing objectives that we and our licensees must achieve to be successful, our quarterly operating results will be difficult to predict and may vary significantly from quarter to quarter.

We believe that period-to-period comparisons of our operating results are not a reliable indicator of our future performance at this time. Among other factors affecting our period-to-period results, our license fees often consist of large one-time payments in the period during which we enter into a new license, followed by smaller recurring payments in later periods, resulting in significant fluctuations in our revenues. If, in some future period, our operating results or business outlook fall below the expectations of securities analysts or investors, our stock price would be likely to decline and investors in our common stock may not be able to resell their shares at or above the initial public offering price. Broad market, industry and global economic factors may also materially reduce the market price of our common stock, regardless of our operating performance.

The market price of our common stock might be highly volatile, and the market price of our common stock after this offering may drop below the price you pay.

The market price of our common stock might be highly volatile, as has been the case with the securities of many other emerging growth companies. Factors such as the following may have a significant impact on the market price of our common stock in the future:

•	our operating results and capital resources;

•	announcements by us or our competitors of technological developments, new product applications or license arrangements; and

•	other factors affecting the FPD and related industries in general.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us.

A few stockholders own significant amounts of our common stock. If the ownership of our common stock continues to be highly concentrated, it will prevent you and other stockholders from influencing significant corporate decisions.

Following the completion of this offering, affiliates of Kelso & Company, or Kelso, and affiliates of Hillman Capital Corporation, or Hillman Capital, will beneficially own, respectively, approximately 44% and 22% of the outstanding shares of our common stock. They are also represented on our board. As a result, Kelso and Hillman Capital will exercise significant control over matters requiring stockholder approval. The concentrated holdings of Kelso and Hillman Capital may result in the delay or deterrence of possible changes in control of our company, which may negatively impact the market price of our common stock. The interests of these and other of our existing stockholders may conflict with the interests of our other stockholders.

Purchasers of our common stock will experience immediate and substantial dilution resulting in their shares being worth less on a net tangible book value basis than the amount they invested.

The initial public offering price is expected to be significantly higher than the net tangible book value per share of our common stock. Accordingly, based on the initial public offering price of $12.00 per share, purchasers of common stock in this offering will experience immediate and substantial dilution of approximately $10.12 per share in the pro forma net tangible book value of the common stock as of September 30, 2004. Accordingly, in the event we are liquidated, investors may not receive the full amount of their investment. See “Dilution.”

Management will have broad discretion as to the use of the proceeds from this offering, and may not use the proceeds effectively.

We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not lead to profitability or increase the market value of our common stock.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Our share price may decline due to the large number of shares eligible for future sale.

Sales of substantial amounts of common stock, or the possibility of such sales, may adversely affect the price of our common stock and impede our ability to raise capital through the issuance of equity securities.

Upon the consummation of this offering, there will be 19,500,000 shares of common stock outstanding. In addition, we may in the future issue additional shares of our common stock that might become freely salable, including shares that may be issued upon the exercise of warrants and options. The shares of common stock sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933. Of the remaining 17,000,000 shares of our outstanding common stock after this offering, based on the initial public offering price of $12.00 per share, 16,645,119 shares, or approximately 98%, are currently restricted as a result of lock-up agreements with the underwriters or pursuant to similar restrictions in our registration rights agreement and option plans. However, the underwriters can release all or any portion of the shares subject to their lock-up agreements and allow stockholders to sell these shares at any time and without prior notice or announcement. Similarly, we can release the restrictions on share sales imposed by our registration rights agreements or our option plans. Immediately after the expiration of the lock-up period in these agreements, 2,459,785 shares will be freely tradeable pursuant to Rule 144(k) under the Securities Act and 17,000,000 shares will be eligible for resale under Rule 144, subject to the volume, manner of sale, holding period and other limitations of Rule 144. See “Shares Eligible for Future Sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

In addition, stockholders currently representing all of the shares of our common stock have certain registration rights. See “Description of Capital Stock—Registration Rights.” We also intend to file a registration statement covering shares of our common stock issuable under our incentive plans. Once we register these shares, they can be freely tradeable, subject to the lock-up agreements described in “Underwriters.”

The price of our common stock can be expected to decrease if we issue additional shares of our common stock that might be or become freely salable, including shares that would be issued pursuant to our plans and other agreements, or upon the exercise of warrants or options, as described under “Capitalization.”

We can issue shares of preferred stock that may adversely affect your rights as a shareholder of our common stock.

Our certificate of incorporation authorizes us to issue up to 46,667 shares of preferred stock with designations, rights and preferences determined from time-to-time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights superior to those of stockholders of our common stock. For example, an issuance of shares of preferred stock could:

•	adversely affect the voting power of the stockholders of our common stock;

•	make it more difficult for a third party to gain control of us;

•	discourage bids for our common stock at a premium;

•	limit or eliminate any payments that the stockholders of our common stock could expect to receive upon our liquidation; or

•	otherwise adversely affect the market price of our common stock.

We may issue additional shares of authorized preferred stock at any time in the future.

We will incur increased costs as a result of being a public company.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board and the Nasdaq National Market, or Nasdaq, require changes in the corporate governance practices of public companies. We expect these new rules and regulations to result in both a significant initial cost, as we initiate certain internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, and in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain directors and officers insurance. We currently anticipate increased annual costs following this offering and we expect to incur additional costs during the first year following the offering in implementing and verifying internal control procedures as required by section 404 of the Sarbanes-Oxley Act of 2002, and the rules and regulations thereunder, and in connection with preparing our financial statements on a timely basis to meet the SEC’s requirements.

In addition, we will be required under these new rules and regulations to attract and retain additional independent directors to serve on our board of directors. We may encounter difficulty in attracting qualified independent directors to serve on our board of directors and our audit committee, in particular, within the phase-in periods specified in these rules. If we fail to attract and retain independent directors within these phase-in periods, we may be subject to SEC enforcement proceedings and delisting by Nasdaq.

Our certificate of incorporation, bylaws and Delaware law may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions in our certificate of incorporation and by-laws may delay, defer, prevent or render more difficult a takeover attempt that our stockholders might consider in their best interests. These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. See “Description of Capital Stock” for additional information on the anti-takeover measures applicable to us.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” You should not place undue reliance on these statements. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategies. These statements often include words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may” or similar expressions. These statements are based on certain assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate in these circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some important factors, in addition to those set forth above under “Risk Factors,” include:

•	the outcomes of our ongoing and future research and development activities, and those of our licensees, related to our P-OLED technology;

•	the potential commercial applications of our P-OLED technology, and of OLED products in general;

•	our ability to form and continue strategic relationships with manufacturers of P-OLED materials and displays;

•	successful commercialization of products including our P-OLED technology by our licensees;

•	the willingness of these manufacturers and licensees to continue to develop, manufacture and sell commercial products integrating our technology;

•	future demand for products using our P-OLED technology;

•	the comparative advantages and disadvantages of our technology versus competing technologies currently on the market;

•	the nature and potential advantages of any competing technologies that may be developed in the future;

•	our ability to compete against third parties with resources greater than ours;

•	our ability to maintain and improve our competitive position following the expiration of our fundamental patents;

•	the adequacy of protections afforded to us by the patents that we own or license and the cost to us of enforcing those protections;

•	our ability to obtain, expand and maintain patent protection in the future and to protect our unpatentable intellectual property;

•	the payments that we expect to receive in the future under our existing contracts and the terms that we are able to enter into with new licensees of our technology;

•	exposure of our international operations and those of our licensees to significant risks;

•	our future capital requirements and our ability to obtain additional financing when needed; and

•	our future P-OLED technology licensing and other revenues and results of operations.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur and you should not place undue reliance upon them. All forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update beyond that required by law any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus.

USE OF PROCEEDS

Our net proceeds from the sale of 2,500,000 shares of common stock being offered by us at the initial public offering price of $12.00 per share, after deducting underwriting discounts and estimated offering expenses, will be approximately $25.3 million. If the underwriters exercise their over allotment option in full, we estimate that our net proceeds will be approximately $29.5 million.

We intend to use the net proceeds from this offering, first, to repay any outstanding borrowings under our credit facility. As of September 30, 2004, we had outstanding borrowings of $2.5 million under our credit facility. Second, we may use up to $1.2 million to pay outstanding liabilities of Opsys Limited if we purchase that company pursuant to our transaction agreement, as amended by our settlement agreement, with them. Third, we intend to use a majority of the net proceeds of this offering to increase our working capital and to fund our ongoing research and development efforts. We have no current plans for significant increases in numbers of personnel or other operating expenses from current levels, other than increased costs as a result of being a public company. The balance of the net proceeds may be used for capital expenditures and acquisitions of businesses, technology or other assets.

We expect to review this allocation of proceeds regularly following the offering and to adjust the amounts allocated to each purpose accordingly. In making such resource allocation decisions, we anticipate taking into account current revenue levels, contracted future revenues, prospective future revenues and the resources we will be required to expend in developing and promoting our technology.

From time to time, we evaluate opportunities to acquire businesses, technologies or other assets, either directly or through joint ventures or other arrangements. Although we have no agreements with respect to a material acquisition at the present time, we may use a portion of the net proceeds to acquire businesses, technologies or other assets, including acquisitions with respect to P-OLED materials businesses. Our management may apply the net proceeds of this offering in ways that the stockholders may not deem desirable. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the growth of our business.

The principal purposes of this offering are as follows:

•	to obtain additional capital;

•	to create a public market for our common stock;

•	to facilitate our future access to public equity markets;

•	to provide liquidity for our existing stockholders;

•	to improve the effectiveness of our stock option plans in attracting and retaining key employees;

•	to increase the visibility of our company in a marketplace in which several of our competitors are publicly-held companies;

•	to enhance our ability to acquire other businesses, products or technologies; and

•	to provide our licensees greater assurances as to our long-term viability, which is enhanced by being subject to the financial reporting and disclosure obligations of a public company.

Pending its use for the purposes described above, we intend to invest the net proceeds in this offering in short-term, investment grade, interest bearing securities.

DIVIDEND POLICY

We have not paid, and do not expect for the foreseeable future to pay dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. Any future determination to pay dividends on our common stock is subject to the discretion of our board of directors and will depend upon various factors, including our results of operations, financial condition, liquidity requirements, restrictions imposed by applicable law and our contracts, and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth as of September 30, 2004 on a consolidated basis:

•	our actual capitalization;

•	our pro forma capitalization that gives effect to the conversion of all of our outstanding shares of class B common stock, series A convertible preferred stock and series B convertible preferred stock into shares of our common stock, an amendment to our certificate of incorporation to increase the amount of our authorized common stock to 100,000,000 shares, the issuance of 831,948 shares of common stock, under a formula based, in part, on the initial public offering price of $12.00 per share, pursuant to the terms of our possible acquisition of all outstanding shares of Opsys Limited, and a reverse stock split, which will occur immediately prior to the completion of this offering, as a result of which 17,000,000 shares of common stock will be outstanding; and

•	our pro forma capitalization as adjusted that gives effect to our sale of 2,500,000 shares of common stock in this offering, the repayment of outstanding borrowings of $2.5 million under our credit facility and the issuance of awards under our special bonus plan of restricted stock units with respect to 1,200,000 shares of common stock, which will vest and be issued as described under “Management —Incentive Plans—Cambridge Display Technology, Inc. Special Bonus Plan,” based on the initial public offering price of $12.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2004 (Unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
(In thousands, except share data)
Revolving credit facility	$2,500	$2,500	$—
Series A redeemable convertible preferred stock, $0.01 par value (6,000 authorized shares; 6,000 issued and outstanding shares, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	9,247	—	—
Series B redeemable convertible preferred stock, $0.01 par value (38,667 authorized shares; 25,871 issued and outstanding shares, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	34,494	—	—
Common stockholders’ equity:
Class A common stock, $0.01 par value (27,000,000 authorized shares, actual; 16,251,346 issued and outstanding shares, actual; 100,000,000 authorized shares, pro forma and pro forma as adjusted; 17,000,000 shares issued and outstanding, pro forma; 19,500,000 shares issued and outstanding, pro forma as adjusted)	163	170	195
Class B common stock, $0.01 par value (850,000 authorized shares; 311,692 issued and outstanding shares, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	3	—	—
Additional paid-in capital	180,154	233,874	273,579
Common stock subscribed	(3,163)	(3,163)	(3,163)
Accumulated other comprehensive loss	(506)	(506)	(506)
Accumulated deficit	(148,179)	(148,179)	(153,864)

Subtotal	28,472	82,196	116,242
Less: Unearned stock compensation	—	—	(9,360)

Total common shareholders’ equity	28,472	82,196	106,881

Total capitalization	$74,713	$84,696	$106,881

The above table excludes:

•	864,752 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $21.44 per share with exercise prices ranging from $17.82 to $27.60 per share; of these shares, 327,267 shares are subject to currently vested stock options at a weighted average exercise price of $20.64 per share with exercise prices ranging from $17.82 to $27.60 per share;

•	up to 725,000 shares of common stock reserved for future grant under our new stock incentive plan and our annual incentive plan and up to 1,200,000 shares reserved for future grant under our special bonus plan; and

•	3,218 shares of common stock issuable upon the exercise of an outstanding warrant at an exercise price of $17.82 per share.

Immediately prior to this offering, but after the conversion of our series A and series B convertible preferred stock (as described under “Certain Relationships and Related Transactions—Conversion of Preferred Stock”) and the issuance of shares of common stock pursuant to the terms of our possible acquisition of Opsys Limited, we will effect a reverse stock split, as a result of which 17,000,000 shares of our common stock will be outstanding immediately prior to this offering.

The number of shares of common stock to be issued to the holders of the series A and series B convertible preferred stock and pursuant to our possible acquisition of Opsys Limited are each dependent on an initial public offering price of $12.00 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock then outstanding. Our net tangible book deficit as of September 30, 2004 was $(49.2) million, or a deficit per share of $(5.08) with respect to our common stock based on the 9,692,316 shares that would have been outstanding after giving effect to a 0.5851807-for-one reverse stock split as of such date. After giving effect to (i) the conversion of our outstanding series A convertible preferred stock, series B convertible preferred stock and class B common stock into shares of class A common stock, (ii) the issuance of shares in connection with our possible acquisition of Opsys Limited, (iii) a reverse stock split as a result of which 17,000,000 shares of common stock will be outstanding immediately prior to the offering and (iv) the sale of 2,500,000 shares of common stock in this offering at the initial public offering price of $12.00 per share, and after deducting underwriting discounts and estimated offering expenses, our net tangible book value as of September 30, 2004 would have been $36.7 million, or $1.88 per share of common stock. This represents an immediate increase in the net tangible book value of $6.96 per share to existing stockholders and an immediate and substantial dilution of $10.12 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution based on the initial per share offering price of $12.00 per share:

Initial public offering price per share		$12.00
Historic net tangible book deficit per share as of September 30, 2004	$(5.08)
Increase per share attributable to conversion of preferred stock	4.74
Increase per share attributable to issuance of shares to the Opsys shareholders	1.05
Increase per share attributable to this offering	1.17

Pro forma net tangible book value per share after this offering		1.88

Dilution in net tangible book value per share to new investors		$10.12

The following table summarizes, as of September 30, 2004, after giving effect to the adjustments described above and on a pro forma basis to give effect to the total number of shares of common stock to be issued under the terms of our special bonus plan, the difference between existing stockholders, participants under our special bonus plan and new investors with respect to the number of shares issued, or to be issued, by us, the total consideration paid to us and the average price per share. In the case of shares to be issued in this offering, the total consideration and the average price per share are based on the initial public offering price of $12.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In the case of shares to be issued under our special bonus plan, the total consideration and the average price per share are based on the awards of restricted stock units representing the right to receive shares of our stock to the participants under the plan without cash consideration. The shares to be issued under our special bonus plan will be delivered to participants in that plan over a period of up to five years and are subject to vesting and liquidity requirements as described under “Management—Incentive Plans—Cambridge Display Technology, Inc. Special Bonus Plan.”

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	17,000,000	82.1%	$237,553,000	88.8%	$13.97
Participants under our special bonus plan	1,200,000	5.8%	0	0.0%	0.00
New investors in this offering	2,500,000	12.1%	30,000,000	11.2%	12.00

Total	20,700,000	100.0%	$267,553,000	100.0%	$12.93

The above table does not include 867,970 shares issuable pursuant to options and warrants outstanding as of September 30, 2004, after giving effect to the reverse stock split, which have exercise prices in excess of the initial public offering price of $12.00 per share. To the extent that such options or warrants are exercised, there may be further dilution to new investors. The above table does not include 725,000 options which are authorized, but not currently issued other than up to 100,000 options we have decided to award to certain employees based on recent performance reviews and to one of our directors, under the terms of our new stock incentive plan. To the extent that any such options are issued and then exercised, there may be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected consolidated financial and other data as of and for the periods indicated. You should read the following financial information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus.

We derived our selected consolidated statement of operations data for each of the years in the three year period ended December 31, 2003 and our selected consolidated balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements which are included elsewhere in this prospectus. Our selected statement of operations data and consolidated balance sheet as of and for the nine months ended September 30, 2004 and our summary consolidated statement of operations data for the nine months ended and as of September 30, 2004 and 2003 are derived from our unaudited interim financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from audited financial statements which do not appear in this prospectus. The unaudited interim financial statements reflect all adjustments, including normal recurring adjustments, that, in the opinion of management, are necessary for the fair presentation of that information as of and for the periods presented. Our results for the interim periods are not necessarily indicative of the results that you should expect for the full year or in the future. The selected consolidated statement of operations data for 1999 is presented in two columns. The first column shows the results for the period from January 1, 1999 to July 22, 1999 for a predecessor company, CDT Holdings plc. The second column shows our results for the period from July 23, 1999, the date we acquired CDT Holdings plc and thereby commenced operations, to December 31, 1999.

Our selected consolidated financial and other data includes all of our operating subsidiaries for the entire period shown with the exception of the following subsidiaries which have been acquired or disposed of during the period. In November 2001, Litrex was acquired and its results are fully consolidated for the period from this date until August 2003 when 50% of the equity was sold. From August 2003 to date, 50% of the loss of Litrex have been reported by us using the equity method. In October 2002, control of CDT Oxford was acquired and its loss has been accounted for from October 2002 until December 2003 under the equity method. From January 2004, CDT Oxford has been fully consolidated into our results. As a result of the consolidation of CDT Oxford in the first quarter of 2004, we wrote off $12.2 million of in-process R&D, relating to the valuation of CDT Oxford in October 2002, which has been accounted for as a cumulative effect of accounting change as further described under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Recent Accounting Pronouncements.” In addition, as discussed in more detail under “Management’s Discussion and Analysis—Factors and Trends That Affect Our Results of Operations,” our license fee revenues often consist of large one-time payments. As a result, our revenues experience significant fluctuations.

		Years Ended December 31,					Nine Months Ended September 30, (Unaudited)
	1999	1999	2000	2001	2002	2003	2003	2004
(In thousands, except per share data)	(To July 22)	(From July 23)
Consolidated Statement of Operations Data:
Operating revenues
License fees and royalties	$—	$120	$98	$20,869	$2,474	$4,314	$2,420	$2,136
Technology services and development	265	128	531	1,522	727	3,758	3,591	3,383
Litrex revenue	—	—	—	—	3,852	2,608	2,608	—

Total operating revenues	265	248	629	22,391	7,053	10,680	8,619	5,519
Cost of sales	—	—	—	—	1,792	1,527	1,271	1,217

Gross profit	265	248	629	22,391	5,261	9,153	7,348	4,302
Operating expenses
Research and development expenses	1,574	2,667	8,681	8,405	19,676	16,841	14,590	10,485
Selling, general and administrative expenses	1,485	2,070	7,217	11,292	16,859	11,166	9,188	9,107
Amortization of intangibles acquired	—	3,461	8,305	8,555	3,660	1,625	1,234	1,185
Acquired in-process research and development	—	28,300	—	—	—	—	—	—

Total operating expenses	3,059	36,498	24,203	28,252	40,195	29,632	25,012	20,777

Loss from operations	(2,794)	(36,250)	(23,574)	(5,861)	(34,934)	(20,479)	(17,664)	(16,475)
Other income (expense)
Equity in loss of CDT Oxford	—	—	—	—	(651)	(2,355)	(1,966)	—
Equity in loss of Litrex	—	—	—	—	—	(1,284)	(374)	(2,252)
Interest income	15	454	541	668	282	415	276	265
Interest expense	(7)	(84)	(364)	(7)	(10)	(6)	(5)	—

Total other income (expense)	8	370	177	661	(379)	(3,230)	(2,069)	(1,987)

Loss before (benefit) provision for income taxes and cumulative effect of accounting change	(2,786)	(35,880)	(23,397)	(5,200)	(35,313)	(23,709)	(19,733)	(18,462)
(Benefit) provision for income taxes	—	28	55	50	(3,595)	(932)	(867)	(1,590)
Cumulative effect of accounting change	—	—	—	—	—	—	—	(12,200)

Net loss	(2,786)	(35,908)	(23,452)	(5,250)	(31,718)	(22,777)	(18,866)	(29,072)
Accretion of preferred stock	—	—	—	—	(301)	(6,771)	(5,020)	(5,254)
Net loss attributable to common shareholders	$(2,786)	$(35,908)	$(23,452)	$(5,250)	$(32,019)	$(29,548)	$(23,886)	$(34,326)

Net loss per share
Basic and diluted	(0.33)	$(2.89)	$(1.89)	$(0.36)	$(1.96)	$(1.78)	$(1.44)	$(2.07)
Weighted average number of shares
Basic and diluted	8,371	12,404	12,414	14,473	16,346	16,584	16,592	16,563

	As of December 31,					As of September 30, 2004
	1999	2000	2001	2002	2003
						(Unaudited)
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,823	$13,467	$4,138	$11,972	$10,400	$2,896
Working capital	7,888	8,810	(971)	12,977	14,132	156
Total assets	95,967	89,644	111,684	129,122	113,870	112,027
Short-term borrowings	—	—	—	—	—	2,500
Redeemable convertible preferred stock	—	—	—	25,301	38,487	43,741
Accumulated deficit	(35,909)	(59,362)	(64,612)	(96,330)	(119,107)	(148,179)
Total common shareholders’ equity	90,537	83,374	99,860	94,320	62,768	28,472

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the other financial information and consolidated financial statements and related notes appearing elsewhere in this prospectus and the documents incorporated by reference herein. This discussion may contain forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of a variety of factors, including those discussed in “Risk Factors,” “Forward Looking Statements” and elsewhere in this prospectus.

Overview

We are a pioneer in the development of Polymer Organic Light Emitting Diodes, or P-OLEDs, and their use in next-generation flat panel displays and other applications. The fundamental discoveries relating to our P-OLED materials were made by a team of researchers at the Cavendish laboratories at the University of Cambridge in 1989, that included Dr. Jeremy Burroughes, our Chief Technical Officer, and Professor Sir Richard Friend, a member of our Technical Advisory Board and our Chief Scientist. Since our inception in 1992, we have focused on continuing research and development related to the production, manufacturing and commercialization of P-OLED technology in the flat panel display and other industries. Our revenues are primarily generated from the licensing of rights to use our intellectual property, or IP, portfolio, from ongoing product royalties and from fees generated from transfer of technology and joint technology development agreements.

We sold our first P-OLED license in 1996 to Royal Philips Electronics and currently have eight device licensees, four materials licensees and two component licensees and are working with a number of additional display manufacturers through joint technology development programs and informal relationships. We recognized our first royalty revenues in 2002 when commercial consumer electronics products began incorporating our P-OLED technology. Currently, our P-OLED technology is being used in mobile phones, electric shavers, MP3 players, medical equipment and other applications.

While we have made significant progress over the past few years in advancing our P-OLED technology into a number of display licenses, we have incurred significant losses and will continue to do so unless our P-OLED technology becomes more widely adopted and commercialized by flat panel display manufacturers. As of September 30, 2004, we had an accumulated deficit of $148.2 million in large part due to the research and development expenditures we have incurred. Our total research and development expenditures since 1999 exceed $60.0 million.

Our business objective is to license our technology to leading display manufacturers and to generate royalties based on the sales of their products. We market our P-OLED IP and technology by building relationships with established and new entrant flat panel display manufacturers. This may involve developing relationships at a senior level over a period of years. Some manufacturers purchase a license from us at an early stage in their P-OLED development program. Other manufacturers begin their efforts to develop products using our P-OLED technology by working with us through a series of informal meetings, then by entering, either publicly or confidentially, into a formal technology development or technology transfer program which may culminate in the purchase of a license from us.

In order to accommodate our many current and potential Asian licensees and partners, we maintain a representative office in Taiwan. Our senior executives also travel frequently from our corporate offices to Asia and other destinations in order to develop our relationships with both existing and potential new licensees.

We were founded in 1992 as a company organized under the laws of England and Wales by two of the inventors of our fundamental P-OLED technology, with the support of the University of Cambridge. In July 1999, we were acquired by Cambridge Display Technology, Inc. (formerly known as CDT Acquisition Corp.), a

Delaware corporation, owned by affiliates of two private investment firms, Kelso & Company, or Kelso, and Hillman Capital Corporation, or Hillman Capital.

Description of Our Revenues, Costs and Expenses

Operating Revenues and Cost of Sales

License Fees and Royalties

The most important sources of our revenues are licensing fees and subsequent royalties. Typical license terms include the payment of an upfront fee, which is higher for licenses covering larger or more complex displays. The sale of a license is often the culmination of a lengthy period of relationship building, technical development and negotiation. Our results can show much higher revenues in those quarters during which licenses were sold as the upfront fee is generally recognized in full in the quarter in which the license fee is due.

Licenses vary with regard to which sections of our patent portfolio are covered and for what purposes. They include display device licenses (which may include restrictions with regard to the type of display and the maximum number of pixels), lighting device licenses, material licenses (which may restrict the class of materials which can be manufactured) and component licenses which cover components required to manufacture P-OLED and other OLED devices.

We receive non-refundable fees upon execution of most patent licenses followed, in some cases, by additional fees payable either at a fixed future time or on achievement of defined milestones, such as commencement of commercial production. Additionally, we receive license royalties, which comprise defined percentages of the value of the products sold under the terms of the relevant licenses. Depending on the nature of the licenses, products which attract a royalty are P-OLED display or other devices, P-OLED materials or OLED semiconductor driver circuits. Most of our royalties are payable quarterly and some licenses include provision for a minimum royalty to be paid each year.

Technology Services and Development

We receive fees under the terms of technology development agreements in exchange for us carrying out agreed joint programs of research and development work with customers in order to meet defined technical objectives. In addition, we receive fees from customers for the transfer of technology, which may include manufacturing know-how transfer, resale of ink jet printing equipment, supply of display prototype devices and other samples and provision of access to our personnel and technical facilities. We also sell display device test equipment.

Litrex Revenue

Revenues recorded by Litrex for the sale of ink jet printing equipment and related services are consolidated into our results through August 2003, but not thereafter as a result of our sale of 50% of our interest in Litrex to Ulvac, Inc., a manufacturer and marketer of semiconductor capital equipment.

Cost of Sales

The only cost of sales for our license fees and royalties that we report is for payments to third parties from whom we have in-licensed IP rights. We expect this cost to be approximately 1% of revenue, but it may increase in future years if the relative contribution of in-licensed IP rights to our overall IP portfolio changes or if we decide to license certain IP to which we have sub-licensing rights. For technology services and development, the incremental costs of providing services under those agreements plus the cost of any resold materials or equipment is charged to cost of sales.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of salaries, bonuses and related benefits for personnel engaged in research and development activities (including costs reimbursed to universities under sponsored research agreements), together with the costs of purchasing and maintaining laboratory and clean room equipment and facilities and the costs of materials used in the development and analysis of P-OLED materials and in the fabrication of display and other devices.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include salaries, bonuses and related benefits of commercialization, human resources, facilities, finance, legal, IP protection and corporate management staff as well as travel costs, consulting, information systems expenses, external legal counsel costs and patent filing and prosecution costs.

Amortization of Intangibles Acquired

Our amortization of intangibles acquired includes the amortization of acquired patent rights from third parties as well as the amortization of intangibles acquired as a result of our acquisition of CDT Holdings plc in 1999. The amortization period for these assets is between five and ten years.

Acquired In-Process Research and Development

Our acquired in-process research and development includes a one-time charge as a result of our acquisition of CDT Holdings plc in 1999.

Factors and Trends That Affect Our Results of Operations

In reading our financial statements, you should be aware of the following factors and trends that our management believes are important in understanding our financial performance:

•	Because our license fees often consist of large one-time payments and our royalties for the foreseeable future are expected to be smaller, recurring payments, we expect fluctuations in these revenues depending on the periods in which we enter into new licenses.

•	We have and will continue to invest significant resources in research and development in order to develop and effectively demonstrate our technology so that it can be commercialized in a growing number of applications. Our total research and development expenditures in 2003 were $16.8 million.

•	The extent to which we continue to enter into new technology development agreements and existing technology development partners enter into commercial licenses for use of our P-OLED technology impacts our future royalties.

•	The extent to which our existing licensees expand the use of our P-OLED technology in commercial applications in their consumer electronic products impacts our future royalties.

Critical Accounting Policies and Significant Developments and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. The preparation of these statements requires us to make certain estimates and judgments that effect the statement of operations, balance sheet, cash flow or disclosures relating to contingent assets or liabilities. Our actual results might, under different assumptions and conditions, differ from our estimates. Significant estimates include the valuation of our IP, lives of our long-lived assets and estimates related to the delivery of know-how and services under technology services contracts. Our accounting policies are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus. Our critical accounting policies are discussed below.

Revenue Recognition

Our revenues derive from license fees and royalties due under license agreements, payments due under various technology development agreements and sales of equipment and services by Litrex through August 2003. Non-refundable license fees are recognized when they fall due and when collection can be reasonably assured, providing that we have no ongoing obligation under the relevant license. Royalties are recorded as revenue when they become receivable and collection is reasonably assured. Where an extended obligation does exist, upfront fees are amortized, generally on a straight-line basis, over the period of that obligation. We enter into a number of Technology Services and Development contracts which involve (i) provision of services, (ii) the transfer of know-how or (iii) the supply of equipment. Revenue for the provision of research and development services is recognized as those services are delivered and revenue for transfers of know-how once the corresponding documentation or electronic records have been delivered. Under equipment supply contracts, we seek written confirmation of acceptance by the customer and recognize revenue after such acceptance has been received, any final payment has been invoiced and collectibility is reasonably assured. Technology Services and Development contracts often involve a combination of service provision and know-how transfer under an agreed project plan. If such contracts include milestones, revenue is recognized for each milestone upon agreement by the customer that the milestone has been completed. When such contracts do not include milestones, revenue is recognized on a straight-line basis over the duration of the project plan. Contracts may include provision for us to provide a specified amount of support after the end of the term of the project plan. The fair value of this post-contract support can be objectively determined based on the rate we charge third parties for similar services, since it can be quantified as a specific number of days of support from us. In these cases, revenue for the post-contract support is deferred until either the support is delivered or the obligation to provide the support expires. When contracts involve us devoting research effort to projects, revenue under these contracts is amortized over the life of the contract on a straight-line basis as the associated costs are relatively consistent from period to period.

Basis of Presentation

We have a 50% equity interest in Litrex, a developer and supplier of ink jet printing equipment which can be used in the manufacture of P-OLED displays. Litrex was a subsidiary of our company from November 2001 until August 2003, and was consolidated into our financial statements between those dates. In August 2003, we sold 50% of our interest in Litrex to Ulvac. Since August 2003, 50% of the net losses of Litrex have been reported by us using the equity method.

We acquired a 16% equity interest in CDT Oxford Limited in October 2002. CDT Oxford carries out research in high efficiency P-OLED materials and is 84% owned by Opsys Limited. However, we have full management control over this company and are responsible for funding its operations. Until December 2003, we accounted for 100% of the results of this company in a manner similar to the equity method. Commencing January 1, 2004, we consolidated CDT Oxford as a subsidiary pursuant to the terms of FIN No. 46(R), “Consolidation of Variable Interest Entities.” Under the terms of the transaction agreement, call and put options are in place, which determine how we will acquire the remaining 84% of CDT Oxford, or, alternatively, if certain conditions are met, 100% of the stock of Opsys Limited, in either case for a consideration of 678,595 shares of our class A common stock, after giving effect to a 0.5851807-for-one reverse stock split, based on the initial public offering price of $12.00 per share. In order to consolidate CDT Oxford effective January 1, 2004, we have included those shares on our balance sheet as “Non-controlling interest—CDT Oxford,” valued at the October 2002 fair value of that stock. We have performed a valuation of CDT Oxford as of October 2002 in order to fairly allocate the assets and liabilities as if CDT Oxford had been acquired in a business combination and the fair value of CDT Oxford was the full price payable, including the actual price paid in October 2002 for 16% of the equity and the value of the 678,595 shares which will be issued when the put or call option is exercised. Under the terms of the transaction agreement, we would only acquire Opsys Limited, rather than the remaining 84% of CDT Oxford, in the event that Opsys Limited had no significant assets or liabilities other than its shareholding in CDT Oxford.

We have entered into a Settlement and Amendment Agreement with Opsys and certain Opsys shareholders to resolve a dispute that had arisen between us regarding the alleged entitlement of Opsys under dilution and reorganization provisions of our Transaction Agreement with Opsys. Opsys alleged that the terms of the investment in our convertible preferred stock made by Kelso and Hillman Capital triggered anti-dilution adjustments under these provisions and that misrepresentations had been made by us as to the nature of the investment to be made by Kelso and Hillman Capital. Under the Settlement and Amendment Agreement, which we have amended and restated and which we expect to become effective upon consummation of this offering upon the satisfaction of the remaining conditions to the exercise by the Opsys shareholders of their right to put the shares of Opsys Limited to us, the number of shares to be received by the Opsys shareholders will be changed to 931,633 shares, a number derived by application of a specified formula, based on the initial public offering price of the common stock in this offering. The Opsys shareholders would own, if such shares were issued immediately prior to the consummation of this offering, approximately 5% of the shares of our common stock outstanding immediately prior to this offering.

Under the amended and restated Settlement and Amendment Agreement, we have agreed to acquire the shares of Opsys Limited, provided that Opsys completes a reorganization that will result in there being not more than approximately $1.6 million of liabilities of Opsys Limited, for which we will withhold 133,938 shares of our common stock otherwise issuable to Opsys shareholders valued at the initial public offering price, resulting in the issuance of 797,695 shares of our common stock to the Opsys shareholders, net of the withheld shares. In addition, 34,253 shares will be issued to two former directors of Opsys in settlement of $0.4 million of the $1.6 million in total liabilities of Opsys we have agreed to discharge, resulting in a total of 831,948 shares of our common stock issuable pursuant to the terms of the amended and restated Settlement and Amendment Agreement. The remaining $1.2 million of these liabilities to be discharged will be settled by us in cash. The amended and restated Settlement and Amendment Agreement also provides for an escrow of approximately 43% of the consideration otherwise payable to the Opsys shareholders against certain contingent liabilities and the possibility that other liabilities will emerge. If the settlement does not become effective or is terminated, we intend to contest vigorously any claims Opsys may assert against us.

We currently show $18.7 million as “Non-controlling interest – CDT Oxford” on our balance sheet. This is based on the fair value of our stock as at October 2002. When we issue the 831,948 shares of our common stock as described above, based on the initial public offering price of $12.00 per share, the value of the stock will be $10.0 million, which together with the $1.2 million cash payment described above will result in the payment of consideration of $11.2 million in the aggregate. Since this amount is less than $18.7 million, we will reduce goodwill on our balance sheet to reflect this difference of $7.5 million.

Valuation of Goodwill

Goodwill is included in the balance sheet as a result of our acquisition of the U.K. members of the CDT group in 1999 and the consolidation of CDT Oxford in January 2004. We perform an annual impairment test on the value of goodwill and, to date, have concluded that no impairment is required. This impairment test includes an element of subjective judgment with regard to the future commercial prospects for P-OLED technology.

Valuation of Intangible Assets

We have not impaired the value of certain in-licensed IP, which is valued (net of accumulated amortization) at $2.8 million as of December 31, 2003 and is being amortized at a rate of $0.25 million per quarter. The licensor has advised us that the license of this IP has terminated, on grounds which we believe are not well founded. The licensor has been in negotiation with us with a view to resolving this dispute in such a way that we would retain our rights to the intellectual property. We believe that this dispute will be resolved satisfactorily without recourse to legal action. In the event that these discussions are not successful, we could incur material legal costs in protecting this license. In the event that the license is not reinstated we will write-off this asset. We have licensed this technology to one licensee and may be liable for damages in the event that this license is not reinstated.

However, although we believe that there is some potential to license this intellectual property, we do not believe that it is a critical component of our portfolio and the loss of this license will not have a material impact on our future financial performance.

Stock-Based Compensation

As explained in Note 2 to our consolidated financial statements, we have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for stock options. Accordingly, other than certain grants at less than fair value, we have recognized no compensation expense with respect to options granted to employees. We account for options and warrants issued to non-employees based on the fair value of the options and warrants granted, as is required under SFAS 123 and EITF 96-18.

In anticipation of this offering, we have allocated awards under our special bonus plan to our officers and employees. These awards will be made from a bonus pool with a value of $14.4 million, based on the initial public offering price for our common stock of $12.00 per share. All awards under this plan made with respect to this offering will be made in restricted stock units representing a right to receive our common stock, valued at the initial public offering price. Such awards will vest in three equal installments on each of the first three anniversaries of the public offering. However, if Kelso sells, in the aggregate, more than 25% of its shares of our common stock, such awards will vest in full upon such sale. We will expense the value of these awards over a three-year period commencing on the date of this offering, subject to acceleration in the event of a Kelso sale.

Substantially all awards made under this plan will be subject to U.K. employer’s national insurance tax, which is currently 12.8% of the value of the awards and which would be payable by us based on the market value of the stock on the date it becomes available for sale. The award to our chief executive officer, representing 35% of the bonus pool, or restricted stock units with a value of $5.0 million, will vest whether or not he remains employed by us unless he is terminated for cause (as defined in his employment agreement), if his employment agreement is not extended for cause or if he terminates his employment in circumstances that justify termination for cause. The value of this award, plus the U.K. employer’s national insurance tax of 12.8% payable by us, will be expensed upon the consummation of this offering. The remaining 65% of the bonus pool will be expensed over the three year vesting period. The accrued charge for the U.K. employer’s national insurance tax will depend on the market price of our common stock when it is delivered and will be subject to variability upon fluctuations in our stock price until such time as all shares of our common stock have been delivered to recipients of awards under this plan.

Income Taxes

We are liable for franchise taxes to Delaware, our state of incorporation. Such taxes have been included in the provision for income taxes for the years ended December 31, 2003, 2002 and 2001 as well as the nine months ended September 30, 2004. For the years ended December 31, 2003 and 2002, we recorded a tax benefit primarily due to a research and development tax credit from 2003 and prior years. Our U.K. subsidiaries are eligible to participate in the U.K.’s research and development tax credit program. Under this program, small and medium sized enterprises, such as us, are permitted a deduction in taxable profits of 150% of the amount of certain research and development expenditures (primarily salaries, salary related costs and consumables used in research and development activities). This deduction may be surrendered for a cash payment of 16% of the total deduction for those years during which we sustain a loss. Cambridge Display Technology Limited, our principal operating subsidiary, and CDT Oxford have both claimed such cash payments for the years ended December 31, 2001, 2002 and 2003. If our revenues increase such that we no longer satisfy the criteria to be considered a small to medium sized enterprise (including, for example, annual revenues not exceeding 40.0 million Euro), we will no longer be eligible to claim any cash payments for future periods and our permitted deduction will be reduced to 125% of qualifying research and development expenditures.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board, or FASB, issued FIN No. 46(R), “Consolidation of Variable Interest Entities,” which supersedes FIN No. 46 issued in January 2003. FIN No. 46(R) clarifies the application of Accounting Research Bulletin No. 51. This interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. We adopted this interpretation effective January 1, 2004, and have consolidated CDT Oxford. This will have no impact on the net income (loss) within the consolidated statement of operations, since we are responsible for 100% of the operating loss, but will require our consolidated balance sheet to include the assets and liabilities of CDT Oxford. However, we recorded a one-time cumulative effect adjustment of $12.2 million on January 1, 2004.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after December 15, 2003. As a result of the contingent conversion features of the preferred stock, it does not meet the definition of “mandatorily redeemable” under SFAS No. 150. Accordingly, we have not shown the accretion of the preferred stock as interest expense in our statements of operations. Pursuant to the Securities and Exchange Commission’s Accounting Series Release No. 268, we had already classified the preferred stock as other than common equity.

Results of Operations

Comparison of Nine Months Ended September 30, 2004 and Nine Months Ended September 30, 2003

Our total operating revenues decreased $3.1 million, or 36%, to $5.5 million for the nine months ended September 30, 2004 compared to $8.6 million for the nine months ended September 30, 2003. This decline in revenue is due to the fact that we no longer include Litrex revenues in our results. OSRAM Opto Semiconductors, Kolon Industries and Sumitomo Chemical each accounted for in excess of 10% of our total revenues for the nine months ended September 30, 2004. Sumitomo Chemical is one of our minority shareholders, owning less than 10% of our common stock.

Our revenues from license fees and royalties decreased by $0.3 million, or 12%, to $2.1 million for the nine months ended September 30, 2004 compared to $2.4 million for the nine months ended September 30, 2003. Our revenues for the nine months ended September 30, 2003 consisted primarily of a license sold for $2.0 million. License fees and royalties for the nine months ended September 30, 2004 consisted primarily of a minimum royalty payment of $1.0 million from one of our licensees and a further installment on the sale of a license in 2003.

Our revenues from technology services and development decreased by $0.2 million, or 6%, to $3.4 million for the nine months ended September 30, 2004 compared to $3.6 million for the nine months ended September 30, 2003. Our revenues for the nine months ended September 30, 2003 consisted primarily of one technology development agreement sold to a licensee for $3.1 million. Our revenues for the nine months ended September 30, 2004 consisted of revenue from five technology development programs we have entered into during the year.

Our revenues from Litrex were $2.6 million for the nine months ended September 30, 2003. Effective with the sale of 50% of Litrex in August 2003, we no longer consolidate Litrex. Accordingly, revenues from Litrex for the nine months ended September 30, 2004 were zero.

Our cost of sales decreased by $0.1 million, or 8%, to $1.2 million for the nine months ended September 30, 2004 compared to $1.3 million for the nine months ended September 30, 2003. Our cost of sales for the nine months ended September 30, 2004 consisted primarily of the incremental costs relating to the support of technology development agreements. Our cost of sales for the nine months ended September 30, 2003 related to the sale of Litrex equipment.

Our research and development expenses decreased by $4.1 million, or 28%, to $10.5 million for the nine months ended September 30, 2004 compared to $14.6 million for the nine months ended September 30, 2003. Of this decrease, $2.4 million was due to Litrex research and development expenses that are no longer included in our financial statements, which was partially offset by an increase of $0.7 million due to the inclusion of CDT Oxford’s expenses in the nine months ended September 30, 2004. In addition, our July 2003 reorganization resulted in a general reduction in total research and development expenditures. Research staffing for the nine months ended September 30, 2004 averaged 26 employees lower than the corresponding period in 2003 and the consolidation of clean room research activities in our Technology Development Center and of chemistry activities in our Cambridge facility resulted in a significant reduction in operating costs. Research and development expenses will continue to vary from quarter to quarter due to the specific requirements of the projects being carried out in any quarter.

Our selling, general and administrative expenses decreased by $0.1 million, or 1%, to $9.1 million for the nine months ended September 30, 2004 compared to $9.2 million for the nine months ended September 30, 2003. The decrease was primarily due to selling, general and administrative costs relating to the operations of Litrex, totalling $2.1 million for the nine months ended September 30, 2003, which are no longer included in our financial statements. A number of factors offset this decrease, including a $0.2 million increase due to the inclusion in our financial statements of the results of CDT Oxford from January 1, 2004, $0.8 million increase due to increased legal costs and $0.8 million due to increased professional fees incurred.

Our amortization of intangibles acquired remained constant at $1.2 million for each of the nine months ended September 30, 2004 and the nine months ended September 30, 2003.

Our total other expense decreased by $0.1 million, or 5%, to $2.0 million for the nine months ended September 30, 2004 compared to $2.1 million for the nine months ended September 30, 2003. In the nine months ended September 30, 2004, we recognized an equity loss of $2.3 million in Litrex which compares to an equity loss of $2.0 million in CDT Oxford and $0.4 million in Litrex for the nine months ended September 30, 2003.

Our benefit for income taxes increased by $0.7 million, or 84%, to $1.6 million for the nine months ended September 30, 2004 compared to $0.9 million for the nine months ended September 30, 2003, because costs eligible for the research and development tax credit have increased during 2004.

Our net loss increased by $10.2 million, or 54%, to $29.1 million (or $2.07 per share) for the nine months ended September 30, 2004 compared to $18.9 million (or $1.44 per share) for the nine months ended September 30, 2003. The increase in net loss was primarily due to the write-off of in process research and development in connection with the consolidation of CDT Oxford. The write off has been reported as a $12.2 million cumulative effect of accounting change.

The $12.2 million cumulative effect of accounting change related to a write-off of $14.2 million in in-process research and development, less $2.0 million which had already been amortized in 2002. One significant research project into dendrimer material development was acquired in this transaction. This project was at an early stage of development and it was our intention that further developments would involve combining these materials with other materials which we were developing. At the time of acquisition, these materials had lifetimes (measured at 100 candela per meter squared) of approximately 1,000 hours and we estimated that lifetimes of approximately 100,000 hours would need to be achieved in order for these materials to be suitable for all commercial applications, although some commercial applications would be possible with lower lifetimes. We anticipated that materials incorporating the acquired technology would require approximately five more years of development work prior to commercialization and continue to believe that the timetable is realistic. The development work requires a team of chemists working on material development, supported by engineers and physicists testing the performance of the developed materials in display devices. As with any acquisition of development stage technology, there is a risk that the acquired technology will not, ultimately, lead to commercial revenues, or that development time will be longer than had been previously estimated, but progress to date has been in line with our expectations. We believe that access to this technology has increased the likelihood that we, in conjunction with our materials licensees, will develop a new generation of high efficiency P-OLED materials. If this work does not lead to projected revenues, our financial results may be adversely impacted. However, other P-OLED materials are being developed using other technical approaches and, therefore, we do not believe that the failure of this work would, in itself, have a material adverse effect on our financial performance or liquidity.

Comparison of Fiscal Years Ended December 31, 2003 and December 31, 2002

Our total operating revenues were $10.7 million for the year ended December 31, 2003 compared to $7.1 million for the year ended December 31, 2002. Revenues from DuPont Displays and Dai Nippon Printing each accounted for in excess of 10% of our total revenues during 2003 and DuPont Displays and MicroEmissive Displays each accounted for more than 10% of our revenues in 2002. An affiliate of DuPont Displays is one of our minority shareholders, owning less than 10% of our common stock.

Our revenues from license fees and royalties increased by $1.8 million, or 74%, from $2.5 million in 2002 to $4.3 million in 2003. The increase was due to our sale of three licenses with upfront fees in the aggregate of $3.8 million in 2003, as compared to the sale of one license with an upfront fee of $2.0 million in 2002.

Our revenues from technology services and development increased by $3.1 million from $0.7 million in 2002 to $3.8 million in 2003. The increase was primarily due to a contract for technology transfer to one of our display manufacturer licensees under which we recognized revenue of $3.1 million in 2003.

Our revenues from Litrex decreased by $1.3 million, or 32%, from $3.9 million in 2002 to $2.6 million in 2003. The decrease was due to the fact that Litrex revenues and costs were no longer included in our financial statements after August 2003.

Our cost of sales decreased by $0.3 million, or 15%, from $1.8 million in 2002 to $1.5 million in 2003. Our cost of sales were slightly lower in 2003 as 2003 did not include cost of sales relating to Litrex after August 2003. This decrease was partially offset by a charge of $0.2 million in 2003 that related to IP rights in-licensed from a third party.

Our research and development expenses decreased by $2.9 million, or 14%, from $19.7 million in 2002 to $16.8 million in 2003. This was due to the receipt of $1.1 million in U.K. government and European Union grants in 2003 as compared to $0.6 million in 2002, an increase of $0.5 million, and a decrease of $1.7 million in Litrex research and development expense reported in 2003 since no expense was reported for the period after August 2003. The remainder of the decrease was due to a reorganization of research facilities and staff in the second half of 2003, including the relocation of the former CDT Oxford offices in Oxford, England to Cambridge, England and the consolidation of all of our clean room facilities within our Technology Development Center. The reorganization caused a reduction in research activity and expense as staff were being relocated and facilities moved.

Our selling, general and administrative expenses decreased by $5.7 million, or 34%, from $16.9 million in 2002 to $11.2 million in 2003. The decrease was primarily due to the fact that 2002 included a $2.0 million write-off of an equity investment and a write-off of purchased IP of $1.0 million that were not repeated in 2003. In addition, our selling, general and administrative expenses for the year ended December 31, 2003 did not include costs relating to Litrex after August 2003.

Our amortization of intangibles decreased by $2.1 million, or 57%, from $3.7 million in 2002 to $1.6 million in 2003. The decrease was related to a $2.0 million charge in 2002 associated with the acquisition of a license from Opsys Limited with no corresponding charge in 2003. This transaction is described more fully in Note 3 to our consolidated financial statements.

Our total other expense increased by $2.8 million from $0.4 million in 2002 to $3.2 million in 2003. The increase in expenses related to increases in equity in loss of both CDT Oxford and Litrex. There was no corresponding equity in loss in Litrex in 2002 and as CDT Oxford was acquired in October 2002, there was a smaller corresponding loss.

Our benefit for income taxes decreased by $2.7 million from $3.6 million in 2002 to $0.9 million in 2003. In 2002, we elected to surrender certain tax losses related to research and development expenses incurred in 2001 and 2002 in exchange for a cash payment from the UK tax authorities. The benefit for 2003 related to a similar cash payment being claimed for 2003. However, the proportion of research and development expenses eligible for this tax repayment was lower in 2003 than it had been in the two prior years. Additionally, we paid $0.2 million more in taxes in 2003, mainly due to tax which became payable on the profit made on the sale of 50% of our equity stake in Litrex.

Our net loss decreased by $8.9 million, or 28%, from $31.7 million (or $1.96 per share) in 2002 to $22.8 million (or $1.78 per share) in 2003. The decrease in net loss was due to decreases in selling, general and administrative expenses, research and development expense and amortization expense, the increase in revenues, partially offset by increases in our equity interest in the loss of Litrex and CDT Oxford and a decrease in tax benefit.

Comparison of Fiscal Years Ended December 31, 2002 and December 31, 2001

Our total operating revenues were $7.1 million for the year ended December 31, 2002 compared to $22.4 million for the year ended December 31, 2001. Revenues from DuPont Displays and MicroEmissive Displays each comprised over 10% of our revenues during 2002 and DuPont Displays and OSRAM Opto Semiconductors each accounted for more than 10% of our revenues in 2001. An affiliate of DuPont Displays is one of our minority shareholders, owning less than 10% of our common stock.

Our revenues from license fees and royalties decreased by $18.4 million, or 88%, from $20.9 million in 2001 to $2.5 million in 2002. The decrease was principally due to the sale of three licenses with upfront fees in 2001. In contrast, only one license was sold in 2002, for which we received $2.0 million of equity in the licensee as consideration.

Our revenues from technology services and development decreased by $0.8 million, or 52%, from $1.5 million in 2001 to $0.7 million in 2002. The decrease was primarily a result of our decision to exit the P-OLED materials production business and license the rights to sell P-OLED materials commercially to Covion, Dow Chemical, H.C. Starck (a subsidiary of Bayer) and Sumitomo Chemical.

Our revenues from Litrex were $3.9 million in 2002. Litrex was acquired in November 2001 and did not generate any revenues until 2002.

Our cost of sales were $1.8 million in 2002, consisting primarily of costs associated with the sale of Litrex equipment. We had no cost of sales in 2001 associated with our technology services and development.

Our research and development expenses increased by $11.3 million from $8.4 million in 2001 to $19.7 million in 2002. The increase was due to a substantial increase in the research and development activities in the U.K., primarily related to our newly-opened Technology Development Center in Godmanchester, but also from an expansion of our research teams at our existing facilities in Cambridge. The remainder of the increase was due to an increase of $3.7 million in expenditure for the Litrex ink jet printing systems development program in 2002.

Our selling, general and administrative expenses increased by $5.6 million, or 49%, from $11.3 million in 2001 to $16.9 million in 2002. The 2002 figure includes a $2.0 million charge for 100% of the value of our equity investment in the licensee from whom we recognized $2.0 million in non-cash revenue. At the time that this equity was received during the first quarter of 2002, the fair value of that equity was $2.0 million. However, it later became apparent that, due to the anticipated dilutive effect of future equity investments in that company, the investment was permanently impaired. In 2001, we purchased IP from Luxell Technologies for $1.0 million, under the terms of a license agreement, which also included provisions for future payments to be made to Luxell by us. In 2002, there was a dispute between Luxell and us with regard to this license which resulted in us writing-off this $1.0 million asset. This dispute was subsequently resolved and both parties agreed to the cancellation of the license.

Our amortization of intangibles decreased $4.9 million from $8.6 million in 2001 to $3.7 million in 2002. $7.7 million of the decrease was due to the adoption of SFAS No. 142 effective January 1, 2002, as a result of which goodwill ceased to be amortized but, instead, became subject to an annual impairment test. There was a $2.0 million charge associated with the acquisition of a license from Opsys Limited. This transaction is described more fully in Note 3 to our consolidated financial statements. There was a $0.8 million increase due to us reporting a full year of amortization in 2002 for intangible assets which were acquired during the fourth quarter of 2001.

Our total other income decreased by $1.1 million from $0.7 million in 2001 to $(0.4) million in 2002. The decrease was related to our equity interest in the loss of CDT Oxford for which there was no corresponding loss in 2001, as well as a decrease in interest income due to the lower average cash balances that we held in 2002.

We recorded a benefit for income taxes of $3.6 million in 2002 versus a reported provision of $0.1 million in 2001. The reason for this increase in benefit was that in 2002, we elected to surrender certain tax losses related to research and development expenses incurred in 2001 and 2002 in exchange for a cash payment from the U.K. tax authorities.

Our net loss increased by $26.4 million from $5.3 million (or $0.36 per share) in 2001 to $31.7 million (or $1.96 per share) in 2002. The increase in net loss attributable to holders of our common stock was primarily due to a decrease in total revenue, as well as an increase in both research and development expenses and selling, general and administrative expenses.

Quarterly Results of Operations

The following table sets forth unaudited financial and operating data in each fiscal quarter during 2002 and 2003 and the first three quarters of 2004. The unaudited quarterly information reflects all adjustments, which include only normal and recurring adjustments, necessary to present fairly the information shown.

	2002				2003				2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(In thousands, unaudited)
Operating revenues	$2,528	$862	$1,501	$2,162	$516	$3,415	$4,688	$2,061	$1,316	$2,558	$1,645
Gross profit	2,472	551	866	1,372	271	2,776	4,301	1,805	1,077	2,293	932
Loss from operations	(3,880)	(9,011)	(9,158)	(12,885)	(9,060)	(5,526)	(3,078)	(2,815)	(5,579)	(4,074)	(6,822)
Net loss	$(3,629)	$(8,494)	$(8,630)	$(10,965)	$(9,039)	$(5,994)	$(3,833)	$(3,911)	$(17,710)	$(3,856)	$(7,506)

Our quarterly operating results may fluctuate significantly because of several factors, including those described above under “Factors and Trends That Affect Our Results of Operations.”

Liquidity and Capital Resources

As of September 30, 2004, we had cash and cash equivalents of $2.9 million and debt of $2.5 million compared to cash and cash equivalents of $10.4 million and no debt as of December 31, 2003. As of September 30, 2004, the rate of interest payable on the outstanding borrowings under our credit facility was 5.9%.

Since our inception, the primary source of our funding has been the sale of our equity securities. Since 1999, $216.4 million has been raised through private placements of our common and preferred equity securities. Approximately 50% of these proceeds was used to fund the acquisition of CDT Holdings plc in 1999 and the remaining 50% was used to fund our operations. Through October 2002, all equity raised was through subscriptions for shares of our class A common stock and class B common stock. In December 2002, a preferred stock funding round raised $15.0 million from the sale of shares of our series A convertible preferred stock and series B convertible preferred stock. In connection with this $15 million investment, a further $10.0 million which had been invested in common stock in July 2002 was exchanged for shares of our series B convertible preferred stock in December 2002. In addition, $6.4 million, net of expenses, of which $4.2 million in consideration was in the form of cash and $2.2 million was in the form of shares of our common stock, was invested in shares of our series B convertible preferred stock in the first quarter of 2003. From time to time, we also engage in discussions with potential strategic partners regarding transactions that may involve investments in our common stock. Currently, we have three strategic investors, DuPont, Sumitomo Chemical and Toppan, who, in the aggregate, have invested $20.0 million of cash for shares of our common stock. Although we continue to engage in discussions with additional strategic investors, we have no other agreements with respect to any such material transactions at the present time.

Approximately 74% of the subscriptions to our common and preferred stock described above have come from our principal stockholders (affiliates of Kelso and Hillman Capital), 9% from subscriptions by strategic investors (DuPont, Sumitomo Chemical and Toppan), 16% from non-cash consideration (acquisition of shares in CDT Holding plc, Opsys Limited and Litrex) and 1% from other stockholders.

Net cash provided by operating activities was $9.1 million for the year ended December 31, 2001. Net cash used in operating activities was $28.8 million for the year ended December 31, 2002, $14.1 million for the year ended December 31, 2003 and $9.3 million for the nine months ended September 30, 2004. The reason for a net use of cash in operating activities in 2002 versus a net generation of cash by operating activities in 2001 was that revenues in 2002 were significantly lower than in 2001 and operating expenses were significantly higher. In addition, the working capital of Litrex increased in 2002 due to an increase in inventories. Net cash used in operating activities in 2003 was less than was used in 2002 due to decrease in the net loss, the increase in our equity in loss of Litrex and CDT Oxford and an increased deferred revenue balance.

Net cash used in investing activities for the year ended December 31, 2001 was $37.2 million, of which $20.0 million was used to acquire property, equipment and leasehold improvements, primarily due to the building of our Technology Development Center. In addition, we used $9.2 million to acquire Litrex and $8.0 million to acquire IP rights. Net cash used in investing activities for the year ended December 31, 2002 was $9.4 million, of which $5.0 million was used to acquire control of CDT Oxford and $4.4 million to acquire property, equipment and leasehold improvements related to further work on our Technology Development Center and for upgrades to our laboratory and clean room facilities in Cambridge. For the year ended December 31, 2003, investing activities generated $8.3 million, primarily comprised of $12.1 million in proceeds from the sale of Litrex less $3.6 million for the acquisition of property, equipment and leasehold improvements for our technical facilities, including costs related to the relocation of certain research activities to our Technology Development Center. We used $2.2 million for the acquisition of property, equipment and leasehold improvements during the nine months ended September 30, 2004.

Sales of shares of our common stock, net of related expenses, were $21.8 million in 2001 and $36.3 million, of which $4.6 million was for non-cash consideration, in 2002. Sales of shares of our series A and series B convertible preferred stock, net of related expenses, were $25.0 million in 2002, of which $10.0 million was issued in exchange for shares of our common stock, and $6.9 million in 2003, of which $2.2 million was issued in exchange for shares of our common stock.

We anticipate, based on our internal forecast and assumptions relating to our operations (including, among others, assumptions regarding our working capital requirements, the progress of our research and development efforts and revenues) that we have sufficient cash to meet our obligations through 2005. Included in this forecast is the availability of a line of credit that we entered into in July 2004 providing for a maximum amount of $15.0 million, of which $2.5 million was drawn at September 30, 2004 and of which $0.5 million may not be borrowed. This line of credit is available for a minimum of one year, renewable for two further years, and is secured by a letter of credit issued by Wells Fargo Bank, which is secured by our patents, trademarks and copyrights and associated license revenues. In addition to certain fixed fees payable regardless of whether or not the facility is utilized and which amount to approximately 3% of the total amount of the facility per year, we will be liable to pay interest and charges of 3.75% above the U.S. dollar London Inter-Bank Offer Rate on any drawing under this facility. Under the terms of this facility, any draw down requires us to certify that we continue to satisfy certain financial covenants: specifically our Consolidated Total Net Worth, as defined, must exceed $75.0 million, and our current assets less current liabilities, but excluding deferred revenue, must not be less than minus $15.0 million. In addition, we are required to report the filing of any new patents, trademarks and copyrights and add those to the existing intellectual property portfolio which has been assigned as security to IPI Financial Services which arranged the letter of credit. We are obligated to maintain the validity of all of our patents and only to license such patents to third parties under terms which are within the parameters of our customary licensing practices or to which IPI Financial Services has provided its consent.

In November 2004, we agreed to subscribe for $1.1 million of common stock of Micro-Emissive Displays in conjunction with a proposed initial public offering of Micro-Emissive Displays in the U.K. Following the consummation of Micro-Emissive Displays’ initial public offering on December 1, 2004, a license payment of $0.9 million became due to us from Micro-Emissive Displays and a further payment of $0.5 million which would have been due in 2005 also became due immediately. Both of these payments have been made to us. As of the consummation of the initial public offering of Micro-Emissive Displays, our equity interest in Micro-Emissive Displays will represent less than 5% of the overall equity capitalization of that company.

We also anticipate that, in November 2005, we will sell our remaining 50% stake in Litrex pursuant to the terms of our contract with Ulvac for a minimum of $10.0 million. See Note 3 to our consolidated financial statements. Under certain circumstances, we and Ulvac may each be required to provide financial support for Litrex of up to $1.25 million if necessary to ensure Litrex’s continued operations over the next twelve months.

Contractual Obligations

As of December 31, 2003, we had the following contractual commitments, some of which are not recorded as liabilities on our financial statements:

	Payments Due by Period*
	Total	Less than 1 year	1-3 years	3-5 years	> 5 years
	(In thousands)
Operating leases	$1,905	$393	$432	$432	$648
Contracted capital expenditures	1,326	1,326	—	—	—
Sponsored research	339	195	144	—	—
Pension liability	500	—	—	—	500

Total	$4,070	$1,914	$576	$432	$1,148

*	Assumes conversion of all outstanding shares of our series A convertible preferred stock and series B convertible preferred stock into shares of our common stock, which if not converted, would result in a contractual obligation of $101.6 million in 2012.

We have a number of contractual commitments to provide services, perform research or transfer know-how. In most cases, we receive revenue which, at least, covers our costs of fulfilling our obligations under those contracts and, except as detailed below, as of December 31, 2003, none had a term which extended beyond the end of 2004.

Under the terms of a contract between Sumitomo Chemical and us, we are obligated to provide the equivalent of 12 full service scientists and engineers to work on a development project for a three-year period which will end in December 2006 and to contract with two U.K. universities to carry out additional research activities. Sumitomo Chemical is obligated to provide the equivalent of two full service equivalent scientists for this project also. The contract includes a provision requiring both parties to fund 50% of the total costs of these activities, calculated on a fully allocated basis. Costs related to this contract have not been included in the table above.

Under the terms of a contract between Covion and us, we are obligated to provide the equivalent of 10 full service scientists and engineers to work on research and development projects related to P-OLED materials until December 2006. We receive royalties from Covion based on revenues from all of Covion’s sales of P-OLED materials, whether or not those materials were developed by our project team. Through the end of 2003, the royalties received from Covion were less than our costs of funding the project team. Since royalties will continue to be payable after the obligation to provide research services has concluded, we anticipate that the contract will be profitable. Accordingly, we have not provided for a loss on this contract and have not included the costs in the above table.

We have guaranteed the liabilities of CDT Oxford. As of December 31, 2003, CDT Oxford’s liabilities were $4.5 million, including $2.6 million due to us. Effective January 1, 2004, CDT Oxford has been consolidated into our financial statements.

Litrex led a consortium which is developing ink jet printing technology under a project which is funded by the U.S. government. Up until August 2003, when we sold 50% of our equity interest in Litrex, $1.5 million had been received by Litrex in grant funding for that project, of which $1.0 million was passed on to other consortium members. Under the terms of this arrangement, should Litrex be sold to a non-U.S. company, previously received grant income may have to be reimbursed. We anticipate that we will sell our remaining 50% equity interest in Litrex in November 2005 to a non-U.S. company. In the event that Litrex is obligated to repay any or all of the $1.5 million, we have agreed that we will reimburse the amount which has to be repaid.

Quantitative and Qualitative Disclosure Regarding Market Risk

A substantial majority of our licensing revenues are denominated in U.S. dollars. These licensing revenues include royalties based on revenues or production costs of our licensees that may be denominated in U.S. dollars or other currencies. Where such revenues or production costs of our licensees are denominated in other currencies, they are converted to U.S. dollars for the purpose of calculating any licensing royalties due to us. Our licensing royalty revenues may decrease as a result of any appreciation of the U.S. dollar against these other currencies.

The majority of our current expenditures are incurred in British pounds in order to fund our operations in the United Kingdom. If the U.S. dollar depreciates versus the British pound, additional U.S. dollars will be required to fund our operations in the United Kingdom. For example, a change in the U.S. dollar to British pound exchange rate from 1.8 to 1.9 would, at the current rate of expenditure, cost us approximately an additional $1 million per year.

BUSINESS

Our Company

We are a pioneer in the development of Polymer Organic Light Emitting Diodes, or P-OLEDs, and their use in next-generation flat panel displays and other applications. We believe we hold the most extensive and significant IP portfolio for P-OLED materials and devices, including the fundamental patents for the use of polymers in electroluminescent devices, essential for use in P-OLED displays and other applications. P-OLEDs are part of the family of Organic Light Emitting Diodes, or OLEDs, which are matrixes of organic diodes that emit light when an electric voltage is applied. OLEDs are thin, lightweight and power efficient devices used in flat panel displays, or FPDs, and other applications. Our P-OLEDs offer an enhanced visual experience and superior performance characteristics as compared to alternative FPD technologies, such as liquid crystal display, or LCD.

Our P-OLED technology has the potential to drive OLED adoption by significantly lowering the cost of producing OLED displays. P-OLED materials are solution processable, which enables them to be deposited on panels using processes such as high precision ink jet printing. We believe solution processing is inherently more efficient than the complex vacuum deposition processes used by competing OLED technologies and requires fewer processing steps than required in the production of LCDs. We believe that our technology leadership and IP position will enable us to share in the revenues from P-OLED displays as they continue to enter the mainstream consumer electronics market.

Our business strategy is to capitalize on our IP position to generate upfront license fees and recurring royalty payments from sales by third parties of devices using our IP. In addition, we will also receive royalties from suppliers of red, green, blue and other P-OLED materials. We are targeting leading display manufacturers as potential licensees of our P-OLED IP and, in support of this primary objective, we provide these display manufacturers and others with a range of paid-for services relating to technology development and transfer. We have already licensed our technology to leading international companies such as Dai Nippon Printing, Delta Optoelectronics, DuPont Displays, OSRAM Opto Semiconductors, Royal Philips Electronics, or Philips, and Seiko Epson for display manufacture. Several products which incorporate our licensed P-OLED technology in their small-area displays have been introduced into the commercial marketplace, including a mobile phone and an electric shaver by Philips, an MP3 player with a Delta Optoelectronics display and medical devices and a range of point-of-purchase and other promotional items with OSRAM Opto Semiconductors displays. To date, all of the commercially sold products which incorporate our P-OLED technology have been small monochrome displays. A number of our licensees and development partners have demonstrated larger, full-color displays using P-OLED technology and have announced intentions to commercialize these and other products in 2007.

Industry Overview

The Flat Panel Display Market

The overall FPD industry has experienced strong growth in recent years. According to DisplaySearch, an independent market research firm tracking the FPD industry, the worldwide FPD market grew from $24.1 billion in 2000 to $43.7 billion in 2003. DisplaySearch expects this market to grow to an estimated $96.6 billion in 2008, representing a compounded annual growth rate since 2000 of approximately 19%.

Revenue growth in the flat panel industry continues to be driven by a number of factors:

Proliferation of Mobile Consumer Electronics Devices.    Consumers throughout the world are rapidly adopting mobile consumer electronics devices such as mobile phones, personal digital assistants, or PDAs, MP3 players, portable DVD players, mobile gaming devices and digital cameras and camcorders. Advances in component technology are driving down the cost of these products and expanding their functionality. Early mobile devices were equipped with simple, small monochrome displays with limited functionality. As the cost of color displays decreased and quality improved, consumers began rapidly adopting mobile devices with color displays. This trend towards greater display functionality in mobile devices continues with the introduction of new phones with dual displays, embedded cameras and television tuner video functionality.

Replacement of Older Technology by FPDs.    Although FPDs were initially adopted in the mobile consumer electronics market and in notebook computers, they are displacing cathode ray tube displays in larger product applications such as desktop computer monitors and televisions. This transition is being driven by consumer preferences for appliances that are thinner and more lightweight, particularly in larger display sizes. For example, according to DisplaySearch, in 2002, revenues from the sale of FPD computer monitors exceeded the revenues from the sale of cathode ray tube computer monitors for the first time and, in 2004, unit shipments of FPD computer monitors are expected to exceed unit shipments of cathode ray tube computer monitors for the first time.

In addition to consumer electronics devices, FPDs are increasingly being used in other applications such as car navigation systems, entertainment and advertising displays, instrumentation panels, household appliances and personal accessory products.

LCDs: Today’s Dominant FPD Technology

LCDs, in total, accounted for approximately 83% of total FPD sales in 2003 according to DisplaySearch. Notebook computer applications and mobile phone displays have been enabled by LCDs and, together with desktop monitors, have been the primary growth drivers to date, with demand for LCD televisions accelerating rapidly in 2003.

Driven by this strong demand for LCDs, particularly for LCD televisions, LCD panel manufacturers are investing in fabrication facilities that enable significantly larger sheets of glass to be processed, thereby reducing unit costs and allowing greater availability of large-sized television panels. This industry trend favors large, established panel manufacturers who can afford the approximately $1 billion required to construct, equip, test and run a Gen-5 facility which produces panel displays, or substrates, of approximately 39 inches by 43 inches, or the at least $2 billion capital investment required for a more advanced Gen-6 or Gen-7 facility, which produces substrates of approximately 59 inches by 71 inches and above. AU Optronics, Chunghwa Picture Tubes, LG.Philips LCD, Samsung Electronics, Sharp and Sony have each announced plans for Gen-6 or Gen-7 LCD fabrication facilities. However, the huge capital commitments required are prohibitive to most industry participants. We believe that this dynamic will result in continued consolidation within the LCD industry and present challenges for other companies attempting to enter or sustain LCD display businesses.

While LCD is currently the dominant technology in the FPD market, other display technologies are also gaining traction and experiencing significant growth. For example, while plasma displays are often criticized for relatively short lifetimes and high power consumption, the superior picture quality and attractive form factor have driven demand for this technology within the high-end, large-sized display market. Rear projection microdisplay-based technologies such as digital light processing and liquid crystal on silicon are also receiving increased attention, especially for larger-size screens.

OLEDs: The Next-Generation FPD Technology

OLED technology is emerging as one of the more promising entrants among the next generation of FPD technologies. According to DisplaySearch, sales from OLED displays are expected to grow significantly as they continue to penetrate the growing FPD market and are expected to increase from an estimated $235.0 million in 2003 to an estimated $3.0 billion by 2008. This represents a compounded annual growth rate of 66%, and approximately 3% of the total $95.9 billion FPD market in 2008. DisplaySearch forecasts this growth will be driven by the adoption of OLED displays in small product applications, such as mobile phones, car audio and video systems, digital cameras and camcorders, PDAs, portable DVD players, handheld televisions, games, notebook computers and other commercial and industrial applications.

While DisplaySearch’s current forecast anticipates OLED displays initially being adopted for small- to medium-sized product applications, larger display applications may represent a significant potential market for OLED displays. OLED displays may have advantages over LCDs in larger applications such as laptop computers, desktop computer monitors and, in particular, televisions because of their sharper picture image and graphics, superior video response time, higher contrast ratios, wider viewing angle and potentially lower manufacturing cost. All of these attributes are particularly important in larger display applications. To illustrate the interest of display manufacturers in next-generation techniques to manufacture large display panels, recent demonstrations of full-color prototype displays using our P-OLED technology include a 12.5-inch display by Seiko Epson, a 13-inch display by Philips, a 17-inch display by Toshiba and, in May 2004, Seiko Epson, unveiled a prototype 40-inch full-color P-OLED display. Seiko Epson has announced that it plans to offer displays for televisions in 2007, and Casio Computer has announced plans for the production of large television screens based on P-OLED technology, also by 2007.

The OLED industry has evolved into two distinct IP groups, each with its own materials, device structures and processing methodologies:

•	Small molecule OLED materials, or SMOLED materials, are based on chemical compounds which, given their size, can be evaporated without chemical modification or breakdown. The production of SMOLED devices is typically characterized by a complex process also used by semiconductor manufacturers known as vacuum deposition. In this process, layers of SMOLED materials, each contributing to the generation of a different color, are repeatedly evaporated through a perforated mask to form a specific pattern of color-emitting pixels.

•	P-OLED materials, or large molecule polymer OLED materials, are based on longer or many-branched chemical compounds that can be dissolved in common organic solvents to form a solution without losing their core properties. As such, P-OLED materials can be processed in a less complex, more cost-effective manner through printing processes, including high precision ink jet printing, and without the need for vacuum deposition.

We believe OLED displays are an attractive alternative to LCDs as they offer a number of potential advantages.

Superior Viewability.    The emissive nature of OLEDs enables higher brightness and contrast ratios, which lead to a sharper picture image and clearer character displays. OLED displays also have a better color spectrum and wider viewing angle than LCDs. We believe the superior viewability and image quality of OLED displays is a key differentiator for consumers in applications ranging from mobile phone to large screen televisions. Evidence from early OLED product launches suggests that consumers value the improved viewability of OLED displays and are willing to pay a premium over the cost of current solutions.

Faster Video Response for Displaying Moving Images.    OLED displays, which have very fast response times, are ideally suited for displaying distortion-free moving images. OLED displays have response times that are approximately a thousand times faster than those of LCDs. While the response times for LCDs have improved over the last 10 years, it is still possible to discern a ghosting effect, a phenomenon where retained images do not keep up with the content, particularly noticeable when watching fast-paced action in movies or sporting events. We believe the faster video response of OLED displays will enable them to further penetrate the mobile phone market as mobile phones add video features and television tuner capabilities.

Cost Advantages.    We believe the cost of producing OLED displays will eventually fall below that of LCD production as OLEDs have a simpler structure, require relatively fewer production processes, eliminate the two most costly components of an LCD, namely the backlight and color filter, and in the case of our P-OLED displays, can be manufactured through rapid, material-use efficient, solution processes such as high precision ink jet printing. It is possible that substantial portions, including the most capital intensive portions, of LCD manufacturing facilities could also be used to manufacture OLED displays, thus improving the attractiveness of a conversion from LCD manufacturing to OLED manufacturing. We believe that if increasing applications and technological improvements drive adoption of OLED displays, we may see a virtuous cycle of cost reduction and increased volumes, ultimately resulting in the cost of OLED displays dropping below that of LCDs.

Slimmer Form Factor.    Electronics consumers have shown a strong preference for thinner, lighter form factors, as evidenced by the displacement of cathode ray tube displays by LCDs. OLED displays are, in turn, significantly thinner and lighter than LCDs of the same size. We believe that the thinner and lighter displays enabled by OLEDs will increasingly displace LCDs for both mobile and non-mobile applications. Mobile phone sub-displays, the smaller display on the cover of most flip-phone models, are an example of an application where the slimmer form factor of OLED displays has already resulted in a rapid displacement of LCDs. Further, we believe that OLED technology will be increasingly used in the main display for mobile phones.

Our Solution

We design, develop and market P-OLED technology that enables the manufacture of P-OLED displays which have enhanced features and capabilities for use in numerous consumer and industrial applications, including flat panel televisions, mobile phones, PDAs, digital cameras and camcorders (including electronic viewfinders), portable DVD players, electric shavers, MP3 players and other applications. The key elements of our solution include:

Technology Leadership.    We are a recognized leader in OLED technology and believe we have the most comprehensive portfolio of OLED IP in the areas of P-OLED devices incorporating fluorescent materials, high efficiency phosphorescent dendrimer and other materials, and solution processing know-how. The fundamental inventions relating to P-OLED technology were made by a team of researchers at the Cavendish laboratories at the University of Cambridge in 1989, that included Dr. Jeremy Burroughes, our Chief Technical Officer, and Sir Richard Friend, a professor at the University of Cambridge and a member of our Technical Advisory Board. Through our IP portfolio, both owned by us and licensed from third-party patent owners, we believe that we can enable our licensees to manufacture P-OLED displays independent of fundamental IP governing other types of OLEDs.

We believe that our IP strength will require third-party manufacturers making or selling P-OLED displays or materials in countries where we maintain patent protection to acquire a license from us. The strength of our IP position is illustrated by the fact that we have attracted licensees such as Dow Chemical, DuPont Displays, OSRAM Opto Semiconductors, Philips, Seiko Epson, and Sumitomo Chemical.

In addition to our patent portfolio, we have developed considerable proprietary know-how by virtue of the pioneering achievements of our world class team. Of particular relevance is the implementation knowledge, or the know-how, of the manufacturing process for P-OLED devices, which has been enhanced by our Technology Development Center. Through this facility, we provide services and production process know-how to our licensees, potential licensees and development partners. This allows us to generate service revenues, accelerate overall adoption of our technology and assist our licensees in bringing products to market as quickly as possible.

Commercially Viable Lifetimes and Color Spectrum.    In order to compete with LCDs, which have achieved the necessary technological specifications for most consumer product applications, product lifetimes have been a key focus for many emerging display technologies and a challenge to mass adoption of OLEDs. Through intensive research and development efforts, we have achieved the minimum lifetimes, efficiencies and color coordinates of the red, green and blue colors required by manufacturers for full-color mobile devices. Although lifetimes are already sufficient for P-OLED displays in many mobile applications, especially given rapid consumer replacement trends, longer lifetimes across a full-color spectrum need to be achieved to validate

P-OLED as a technology that is suitable for existing display types requiring longer service lifetimes and brighter screens, such as televisions. The lifetimes of red and green have increased from 40,000 hours and 25,000 hours in 2002, respectively, to over 210,000 hours and 260,000 hours today. The lifetime of blue, which is the most challenging OLED color, has increased from 11,000 hours in 2002 to over 80,000 hours today. The lifetime of a color is measured as the time it takes for the brightness of the color to diminish to half of its original brightness of 100 candelas per square meter, or cd/m2. In addition, the lifetimes of yellow and orange, which are used in monochrome displays, are currently over 290,000 hours and 320,000 hours, respectively, also measured at 100 cd/m2. Given this rate of progress, particularly on lifetime of the color blue, we expect to satisfy the lifetime requirements of more demanding applications such as televisions.

Manufacturing Cost Advantages.    LCDs have a complex structure requiring components such as backlights, color filters, spacers, diffusers and alignment layers. OLEDs by definition have a simpler structure than LCDs, as devices based on our P-OLED technology eliminate the need for these and other additional components. We believe that this simpler structure in comparison to LCDs will lead to significantly lower capital and material costs, shorter manufacturing cycles and higher manufacturing yields. We believe there are two principal advantages of our technology when compared to competing OLED technologies. First, devices based on our P-OLED technology also employ the simplest of the OLED structures. Devices using our P-OLED technology require fewer layers in the structure as a consequence of the fact that the larger molecules combine several key functions in a single layer whereas devices using SMOLED technology currently require a separate layer of material for each function. Second, P-OLED technology offers the potential for low cost manufacturing. P-OLED materials are solution processable, enabling them to be deposited on panels using conventional printing processes, such as high precision ink jet printing, that are materials efficient and may be operated under less rigorous conditions not involving vacuum deposition. In contrast, SMOLED production requires a number of complex vacuum deposition processes in which SMOLED materials are evaporated during a series of repeated steps through a precisely aligned mask, to form a specific pattern. This may result in lower yields and is less materials efficient. P-OLED advantages over SMOLED become more compelling when scaling to large substrate sizes, as larger masks are more difficult to handle. While some SMOLED technology developers have efforts underway to enable solution processing of small molecules, we believe that these efforts, if commercially successful, could require the use of technology covered under our IP and therefore would require a license from us.

Scalable to Large Substrate Sizes.    To meet strong consumer demand for larger panel sizes for products such as flat panel televisions, for more efficient manufacture of smaller screens and to reduce unit costs, LCD manufacturers have rapidly transitioned to larger substrate sizes. As they have made this transition, these manufacturers have encountered significant technical hurdles in scaling some of the component technologies used in LCDs, such as backlights and color filters. For example, backlights that are used to illuminate LCD screens have had technical difficulties in evenly illuminating larger LCD screens. In addition, yield issues have been reported with color filter manufacture for larger scale substrates. The simpler structure of devices based on our self-emissive P-OLEDs does not require the use of either backlights or color filters. While manufacturing equipment will continue to need to be developed in order to commercially produce larger panel sized P-OLED displays, we believe the advantages of P-OLED device manufacture will become more compelling as the FPD industry continues its transition towards larger substrate sizes.

Demonstrated Track Record of Commercial Adoption.    The displays on several products using our licensed P-OLED technology have been introduced into the commercial marketplace by leading international companies, including the displays on mobile phones and electric shavers produced by Philips, MP3 player displays produced by Delta Optoelectronics and medical device displays and a range of point-of-purchase and other promotional displays made by OSRAM Opto Semiconductors. Philips, Dai Nippon Printing and others are in development of P-OLED area and full-color displays. Recent demonstrations of full-color prototype displays using our P-OLED technology include 40-inch and 12.5-inch displays by Seiko Epson, a 17-inch display by Toshiba, a 13-inch display by Philips and small screen displays by Casio Computer. Dai Nippon Printing has exhibited a 25-inch poster display which incorporates a number of P-OLED segments as part of the display.

Reduced Barriers to New Entrants to the FPD Industry.    We believe our solution offers a compelling opportunity to new entrants to the FPD industry that are not incumbent display manufacturers. The FPD industry, and the LCD business in particular, has become increasingly concentrated as manufacturers have had to make progressively larger capital outlays to build fabrication facilities that can process larger panel sizes. We believe that FPD manufacturing plants that use P-OLED solution processable materials and manufacturing technology can be built at a significantly lower cost than equivalent LCD manufacturing plants and, therefore, lower cost FPD plants could alter the competitive dynamics of the FPD industry by enabling new entrants. Our partner, OTB Technologies, a manufacturing systems integrator, currently offers a turn-key P-OLED-based FPD manufacturing line, incorporating ink jet printing, for smaller substrate sizes. Examples of recent entrants to the FPD industry using our P-OLED technology include DuPont Displays and OSRAM Opto Semiconductors.

Our Strategy

Our objective is to establish P-OLEDs as a leading technology for the FPD industry through the use of our extensive IP portfolio, manufacturing process and engineering expertise and commercialization partnerships. We also intend to encourage expanded use of P-OLED technology in other addressable markets. The principal elements of our strategy are to:

Focus on Technology Licensing.    Our business model is focused on licensing our P-OLED and related technologies to FPD manufacturers on a non-exclusive basis and not on manufacturing or selling products that incorporate our technologies. We believe this approach best enables us to capitalize on our IP position, generating license fees and royalty payments from sales by third parties of materials or displays using our IP. Our business model allows us to concentrate on our core strengths of technology development and innovation, while at the same time providing significant operating leverage. We believe that this approach reduces the potential for competitive conflicts between us and our licensees.

Drive Adoption of our P-OLED Technology.    Our strategy is to collaborate with a group of companies, including material suppliers, equipment manufacturers, display makers and component providers, with expertise in a range of technologies that are necessary for the success of our P-OLED technology. For example, to further materials development, we have licensed our materials IP to four suppliers, Covion, Dow Chemical, H.C. Starck (a subsidiary of Bayer) and Sumitomo Chemical, in exchange for a royalty on their sales of P-OLED materials to our display manufacturer licensees and we continue to work with our materials licensees to test and improve their products. In order to provide specialized ink jet printers for printing P-OLED, we invested in Litrex, a developer and supplier of ink jet printing equipment which can be used in the manufacture of P-OLED displays. This investment has allowed us to accelerate the development of commercial scale printers specifically designed for P-OLED printing. We also seek to obtain licenses, with sub-licensing rights, for other relevant IP in order to simplify the acquisition of IP rights required by our prospective licensees. In January 2002, we opened our Technology Development Center in Godmanchester, near Cambridge, England, at a cost of approximately $25 million, to enable us to develop P-OLED display manufacturing processes in a commercial scale facility and to subsequently sell process and engineering packages to our licensees. In return for technology transfer and service fees, we provide a range of customized service packages which assist companies in achieving their plans to adopt and commercialize products using our P-OLED technology. Finally, we also promote the adoption of our P-OLED technology by participating in and cooperating with industry groups.

Expand and Deepen Relationships with Leading Display Manufacturers.    We have established relationships with many of the major display manufacturers in the industry, including formal relationships with Philips, Samsung Electronics, Seiko Epson and Thomson and informal relationships with Casio Computer, LG.Philips and Toshiba Matsushita Displays. Our formal relationships involve formal license agreements or technology development agreements. Our informal relationships are based on signed non-disclosure agreements and the regular exchange of technical information between representatives. All of our informal partners have active internal P-OLED research and development projects. We currently have eight licensees for display devices, four licensees for P-OLED materials, and two licensees for semiconductor driver technologies. In addition, we have active technology development and evaluation agreements with seven companies. We seek to expand these relationships and develop additional relationships to increase our revenues and promote the adoption of our technology.

Enhance and Protect our IP Portfolio.    We believe that a strong and comprehensive portfolio of P-OLED patented technology is critical to our success in the display industry. Consequently, we are expanding this portfolio through our internal development efforts, our collaborative relationships and other avenues, which may include opportunities to acquire businesses, technologies or other assets. This will not only enhance the strength of our IP position, but will enable us to continue to extend our patent coverage into other forms of display and other devices to provide us with an increasingly strong position in our commercial dealings within the overall patent landscape. We will continue to protect our innovations in all major markets, including the United States, Europe and Japan. Inventions that we consider to have the greatest potential are further protected by the filing of patent applications in a greater number of countries. We will seek, and where necessary, take appropriate action to enforce our patent protection for these innovations.

Increase the Value Proposition of our Technology.    Currently our primary focus is to develop additional P-OLED materials and device structures which extend lifetimes, increase power efficiencies and enhance color spectrums to allow P-OLED technology to be used in a broader array of FPD applications. We believe that improving color lifetimes, efficiencies and spectrum, in addition to refining and simplifying the processes utilized in manufacturing P-OLED displays, such as ink jet printing, are the key challenges that we and our partners must continue to address in order to reach the full range of display markets. While, traditionally, phosphorescent light emission was thought to be the only route to high efficiency OLED materials, recent findings at the University of Cambridge, Add-Vision, TDK Corporation, UCLA, Yamagata University and Philips have shown that higher efficiencies than were thought possible can be obtained from fluorescent P-OLED materials. We believe that these findings may allow fluorescent P-OLEDs to achieve significantly higher power efficiencies than previously expected and may provide the only route to very high efficiency blue OLEDs. In addition to our P-OLED technology, we are developing our proprietary high efficiency, solution processable, phosphorescent dendrimer materials. Dendrimers, which are large, spherical molecules with branched chains emanating from their cores, enable materials and device structures that allow OLEDs to emit phosphorescent light while also being capable of solution processing.

Expand Addressable Markets by Leveraging Core Technologies.    We intend to focus our development efforts on the FPD market, which we believe represents the largest near to mid-term market opportunity for our core P-OLED and solution processing technologies. We also intend to explore the applicability of our core technologies to additional applications such as signage and poster-type displays that incorporate multimedia capabilities, sensors, solid state lighting and photovoltaic cells. For example, we have licensed our core P-OLED technology to OSRAM Opto Semiconductors and Philips, two of the largest lighting companies in the world, for lighting applications. In addition, General Electric, with whom we have collaborated through a formal joint development agreement that expired at the end of 2003, has announced encouraging results from the use of P-OLED technology to create white lighting.

Our Intellectual Property

Since our founding, IP has been and continues to be our highest priority and the quality and range of our IP portfolio reflects this. From the initial filings with respect to our fundamental patents (i) for the use of conjugated polymers in electroluminescent devices and (ii) for the use of co-polymers to achieve the desired performance characteristics of such devices, we have now amassed a substantial base of IP assets including granted and pending patents, trade secrets and know-how. As of November 1, 2004, we had 162 published or unpublished patent families, including nine joint filings with our development partners, with 62 patents issued in the United States, 26 patents issued in Europe (principally in the U.K., France, Germany and the Netherlands), 13 patents issued in Japan and six patents issued in China. In addition, we have applied for 64, 67, 70 and 35 patents that are currently pending with the applicable governmental authority in, respectively, the United States, Europe, Japan and China.

Our patent portfolio now extends into the following areas:

•	electroluminescent devices

•	electroluminescent and charge transport materials

•	manufacturing processes

•	electrodes/cathodes

•	device architecture

•	electronics/drivers

•	optics

•	solution processing and ink jet printing

•	flexible display devices

•	photovoltaics, such as solar cells

In addition to patents owned directly by us, we have exclusive control of certain patents emanating from the Universities of Cambridge and Oxford. We have been granted sub-licensing rights with respect to the extensive portfolio of patents belonging to Seiko Epson to the extent they relate to the manufacture of P-OLED devices by ink jet printing. We also possess substantial know-how, including the implementation knowledge relating to the manufacture of OLED devices.

In 2002, as part of our IP expansion strategy, we acquired control of CDT Oxford, which owns or controls a number of patents protecting the use of dendrimers to make solution processable phosphorescent materials. This allows us to develop proprietary materials which we believe have the potential to form the basis of a future generation of high efficiency green and red materials for solution-processed OLED displays.

We have a comprehensive IP policy which has as its objectives, (i) the development of new IP both to ensure our continued control of P-OLED technology and to further our IP position in relation to OLEDs in general and (ii) the maintenance of our valuable trade secrets and know-how. We seek to achieve these objectives through the education and training of our scientific staff and the adoption of appropriate systems and procedures for the creation, identification and protection of IP.

Our staff is encouraged to create inventions that arise not only from the technical problems which they are solving on a daily basis, but which are also likely to become an effective block (unless licensed) to the technology road maps of both P-OLED and SMOLED devices and material manufacturers. All inventions are submitted to a Patent Review Committee which meets regularly to review such inventions and to review technical and market trends. In this way, we strive to increase the range and breadth of our IP portfolio.

Our general practice is to file patent applications for our technology in the United States, Europe and Japan, while inventions which are considered to have the greatest potential are further protected by filing of patent applications in additional countries, including Canada, China, Korea and Taiwan. Patent applications in China historically have been difficult to pursue, and patents obtained from these applications are perceived to be difficult to enforce. This together with the high cost of these applications were the principal reasons why we did not seek patent protection in China for any of our patents filed in other countries before the mid-1990s, including our fundamental patents. The inventions covered by these patents are not therefore protected in China. Since China became a party to the Patent Cooperation Treaty in 1994 and as its economy grew, beginning in the late

1990s, we have been filing some of our important patents in China. The first patent application where we have protection in China has a priority date in 1996. We file and prosecute our patent applications in pursuit of the most extensive protection, including, where appropriate, the applications of the relevant technology to the broader display industry, small molecule OLEDs and other developing OLED technology.

Patents issued in the United States prior to June 8, 1995 generally expire 17 years after the date of issuance. Patents resulting from applications that were pending on that date generally expire 17 years after the date of issuance or 20 years from the date of filing, whichever is later, while patents resulting from applications filed after that date generally expire 20 years from the date of filing. Although our fundamental patents expire in 2010 and 2011, we hold a wide array of additional important patents whose expiration dates range from 2017 to 2024. Our comprehensive approach has led to an existing patent portfolio covering a broad spectrum of OLED technology, and we believe that this extensive portfolio, together with our ability to continue to generate important patentable inventions, will extend our ability to generate licensing revenues for the foreseeable future.

Our strong internal research and development program is supplemented through the joint development of new IP with research partners, including the University of Cambridge, the University of Oxford, the University of St. Andrews, Covion, Sumitomo Chemical and Toppan. In many cases, we either solely own, or jointly own with the right to sublicense, some or all of the IP created under these programs. Our IP strategy also attempts to consolidate IP in the OLED field through cross-licensing with our licensees as a condition of our grant of a license to that party.

Our Technology

We believe our P-OLED technology has the potential to drive OLED adoption by significantly lowering the cost of producing OLED displays, being able to scale to larger substrate sizes and offering potentially higher system power efficiencies.

Simple Device Structure

We believe that displays using our P-OLED technology have the potential for significant cost advantages over LCDs, as P-OLED displays have a simpler device structure and require fewer production processes and components.

There are also significant differences in device structure between P-OLED displays and SMOLED displays. These differences can lead to differences in costs, light-emission characteristics and service lives. For example, in a P-OLED device, a single material has all the characteristics required to perform a number of functions required by the device. In contrast, in a SMOLED device, each small molecule material performs one function so that more layers are required to construct the device. In addition, P-OLED materials use a lower drive voltage of three volts compared to five volts commonly required in SMOLED materials. We believe the lower drive voltage of our technology results in significant benefits to display manufacturers, including increased ease of integration and improved system power efficiencies.

The following table summarizes the key differences in device structure and service lifetime among P-OLEDs, SMOLEDs and LCDs:

*	Comparison data in the service lifetimes row is based on CDT data and extrapolated calculations derived from publicly available information given that LCD and SMOLED suppliers track service lifetimes through methodologies that vary depending on the intended product application.

Solution Processing Technology

P-OLED materials can form a stable solution in organic solvents, making them suitable for production by solution processing methods that deposit materials onto a substrate using low-cost techniques such as spin-coating, in the case of monochrome or area color displays, as well as ink jet printing. We believe solution processing offers significant advantages over vacuum deposition and has the potential to drive adoption of P-OLED materials by enabling the production of devices that have the same visual attractiveness as other types of OLED displays at significantly lower costs. In addition, we believe that solution processing technologies such as ink jet printing are inherently more scalable, making them more suitable for manufacturing larger area displays and making it potentially feasible to convert a Gen-5, 6 or 7 LCD plant to a P-OLED plant.

We believe the advantages of our solution processing technology will become more compelling as the OLED industry transitions to larger substrate sizes because the current vacuum deposition technologies used in SMOLED displays will have difficulty in scaling to these larger sizes and alternative SMOLED deposition processes are unproven in terms of cost and reliability. As the substrate size increases, the increased size of the perforated mask used in current vacuum deposition techniques results in a greater likelihood of mask alignment problems during deposition of successive layers thereby reducing the manufacturing yield.

Although high precision ink jet printing is the current state-of-the-art patterning method for P-OLED materials, there are other printing technologies which have potential for low-cost manufacture such as screen printing, offset lithography, gravure and other flexographic methods common to the graphics industry in which they, and ink jet printing, are well established.

Service Lifetimes

A key challenge facing the OLED industry is the development of OLED devices with service lifetimes adequate for commercial applications. Service lifetimes are extrapolated from laboratory testing of materials to simulate what lifetimes are likely to be achieved at given levels of brightness. Different manufacturers of display devices produce this simulation at different levels of initial brightness depending on their intended applications. The industry norm is to effect the simulation from an initial brightness of 100 cd/m2. Our P-OLED technology has demonstrated lifetimes greater than 210,000 hours for red devices, over 260,000 hours for green devices and over 80,000 hours for blue devices in each case measured as the time to half-brightness from an initial brightness of 100 cd/m2. We believe the current lifetimes we and our materials licensees have achieved satisfy requirements for small- to medium-sized consumer product applications such as mobile phones, PDAs, digital cameras and camcorders (including electronic viewfinders), portable DVD players, electric shavers, MP3 players, and in-car entertainment and navigation displays, but are not yet sufficient for televisions, notebook computers or desktop computer monitors, which operate at higher brightness levels and have longer service lives. As shown in the table below, we, along with our partners, have made significant progress in extending the lifetimes of materials, including the lifetime for blue, a color that has been particularly challenging for the OLED industry. As we continue to make advances in lifetimes, the breadth of the market capable of being served by products using our P-OLED technology will expand to cover additional segments of the display market. The following table shows the advances made in P-OLED materials lifetimes:

P-OLED Materials Lifetimes*

	End 2000	End 2002	October 2004
Red	>40,000 hours	>40,000 hours	>210,000 hours
Green	>10,000 hours	>25,000 hours	>260,000 hours
Blue	>1,900 hours	>11,000 hours	>80,000 hours
Yellow	>5,000 hours	>30,000 hours	>290,000 hours
Orange	>10,000 hours	>10,000 hours	>320,000 hours

*	Lifetime measured as the time to half-brightness from an initial brightness of 100 cd/m2.

In the current display market, LCDs have developed service lifetimes that are sufficient for most consumer product applications. SMOLEDs have service lifetimes that are sufficient for small- to medium-sized consumer product applications and, currently, a number of small-area, color displays are in commercial production. P-OLEDs have service lifetimes that are sufficient for most small- to medium-sized consumer product applications. Based on public announcements by certain of our licensees, we expect that small-area, color P-OLED displays will be available for commercial production in 2005.

We are also currently working on a transparent cathode to enable a top-emission type device. In such a device, the light is emitted through the cathode side of the device rather than having to pass between the gaps in the thin film transistors driving the display. This is expected to increase system lifetimes by two to three times due to lowering of the required brightness of the P-OLED material itself for a given device brightness.

Our Power Efficient Technologies

We are striving to improve power efficiency through three routes. First, in addition to our P-OLED fluorescent technology, we own or hold exclusive licenses covering a number of patents and patent applications directed to high efficiency, solution processable, phosphorescent dendrimer materials. Dendrimers, which are large, spherical molecules with branched chains emanating from their cores, enable materials and device structures that allow OLEDs to emit light through a process known as phosphorescence. Theoretically, phosphorescent devices are capable of device efficiencies up to four times higher than those exhibited by fluorescent OLEDs. This would substantially reduce the power requirements of an OLED and is potentially useful for hand-held devices, such as mobile phones, where battery power is often a limiting factor.

Second, while, traditionally, phosphorescent light emission was thought to be the only route to high efficiency OLED materials, recent findings at the University of Cambridge, Add-Vision, TDK Corporation, UCLA, Yamagata University and Philips have shown that higher efficiencies than were thought possible can be obtained from fluorescent P-OLED materials. These findings indicate that a greater proportion of singlet excitons are being generated than previously thought to be theoretically possible. We believe that these findings may allow fluorescent P-OLEDs to achieve significantly higher power efficiencies than previously expected and may provide the only route to very high efficiency blue OLEDs, as phosphorescent blue emission is difficult to obtain and sustain.

Finally, we are continuing to reduce the voltage required by devices using our P-OLED technology leading to more power efficient devices.

Favorable Trends in Driver Technologies

LCD and OLED display devices are classified as either passive matrix or active matrix devices. In passive matrix devices, pixels are connected via a simple X-Y grid and rows or columns are addressed consecutively. In active matrix devices, pixels are connected to an array of thin film transistors and can be addressed simultaneously. Our licensees are shipping P-OLED passive matrix displays for use in mobile phones, electric shavers, MP3 players and other consumer and industrial applications. The passive matrix segment offers many niche opportunities where performance demands are well within the current state of the technology and the market size is sufficiently large so that licensees can ship large volumes to sustain and grow their businesses using P-OLED displays.

While we believe that the passive matrix segment is very important for the overall success of our P-OLED technology, we are directing development of our P-OLED technology to leverage the growth in the active matrix segment, which in the longer term has much larger revenue potential. We believe that our P-OLED technology is particularly suited to the active matrix market since extended display lifetime is easier to achieve in an active matrix device, in which each pixel is driven at its most efficient operating point.

Active matrix technology was developed by the LCD industry to overcome the limitations of passive matrix screens and enable screens with higher resolutions to be made for laptop computers, desktop computer monitors and more recently televisions. There are two primary types of thin film transistor substrates in use today: amorphous silicon substrates, which are the most commonly used, and low-temperature poly-silicon substrates, which have benefits due to their better performance.

Amorphous silicon thin film transistors are simpler to fabricate and are a more mature technology. They are sufficient to control each pixel in the display, but are not fast enough to translate the input signal into row and column signals to enable the display to operate correctly. As a result, the row and column drivers are always made from silicon chips which are attached to the display at a later stage in the manufacturing process. This limits the displays to larger sizes or lower resolutions. Although the poly silicon thin film transistor fabrication process is more complex, the superior performance allows them to be used not only as pixel drivers but also as integrated row and column drivers, allowing much smaller high resolution LCD displays to be made, that may be used, for example, as displays in digital cameras.

As amorphous silicon thin film transistors were believed to suffer from unacceptable instability when driving OLEDs, it had been assumed until recently that active matrix OLEDs would have to be driven using low-temperature poly-silicon thin film transistors. Recently though, means to compensate for the amorphous silicon thin film transistor instability have been developed. In particular, Casio Computer has developed P-OLED displays using amorphous silicon thin film transistor technology with compensation schemes that allow this thin film transistor technology to drive P-OLEDs successfully. Although there is still more development to be done, we believe this work significantly increases the number of possible manufacturing facilities that could be converted from LCD to P-OLED and, since low-temperature poly-silicon production has, so far, been limited to Gen-4 size and smaller, the ability to scale P-OLED manufacturing to Gen-5 and larger.

Although amorphous silicon is the dominant backplane technology, there has been increased investment in low-temperature poly-silicon capacity because of the market demand for small, very high resolution displays. According to DisplaySearch, at least 18 companies operate or plan to operate low-temperature poly-silicon production. The key benefit of low-temperature poly-silicon for P-OLED technology is the ability to drive a higher current for a given voltage and, therefore, allow smaller thin film transistors to be used so that a greater proportion of the area of the display is available for the emergence of light generated by the P-OLED or to allow higher resolution displays to be made. Recent demonstrations of full-color prototype displays using our P-OLED technology on a low-temperature poly-silicon backplane include displays made by Seiko Epson, Toshiba and Philips.

We believe that the growing availability of low-temperature poly-silicon and the growing acceptance that amorphous silicon thin film transistors can drive P-OLED devices, along with additional P-OLED advantages over LCDs, such as sharper picture image and graphics, higher contrast ratios, superior video response time, wider viewing angle, slimmer form factor and potentially lower manufacturing cost, will allow P-OLEDs to penetrate all LCD product markets.

P-OLED Materials Technology

Our materials licensees, Covion, Dow Chemical, H.C. Starck (a subsidiary of Bayer) and Sumitomo Chemical, currently manufacture and sell P-OLED materials to display manufacturers. Through a research and development program with Covion, collaborative relationships with Dow Chemical and Sumitomo Chemical, and our own work, we continue to improve red, green and blue materials and encourage their adoption in the industry to form the basis of the next generation of high efficiency materials for OLED displays. We also share our research to improve lifetimes, color spectrum and power efficiencies of P-OLED materials made by our materials licensees with selected display manufacturers.

Our Licensees

We have granted and will continue to grant a number of non-exclusive licenses for the manufacture of displays, lighting and photovoltaic devices. In this respect, we will enter into licensing discussions with any company that we believe is likely to provide satisfactory market penetration for P-OLEDs. We offer such licenses on a non-exclusive basis and generally require licensees to pay an initial non-refundable lump sum license fee together with recurring royalties, which are in addition to and not creditable against the upfront license fee. From time to time, we have offered to provide a license in exchange for consideration that has included equity in the licensee. We currently have equity ownership stakes in two of our licensees, Plastic Logic and MicroEmissive Displays. The amount of the license fee and royalty will be negotiated, but will be dependent on one or more of the following factors:

•	whether the licensee requires a license for both active and passive matrix displays;

•	the maximum pixel resolution for the display devices to be manufactured by the licensee;

•	the maximum diagonal dimension of the displays to be made;

•	whether the license is required for displays, lighting or photovoltaics; and

•	if the license is required for displays, the type of display application, such as graphics or consumer devices.

In addition, we have exclusively licensed certain patents for use in the manufacture of emissive materials to Covion, Dow Chemical and Sumitomo Chemical and have issued a license for P-OLED hole transport materials to H.C. Starck.

Prior to entering into a license, we will often enter into an informal collaborative relationship with prospective licensees. During this stage we will ensure that partners are kept updated with the overall state of technology development. Sometimes we will provide direct technical support. We have such relationships with many of the world’s largest display manufacturers. Following this initial informal collaboration, we expect to enter into a more formal paid technology development phase. We currently have technology development agreements with Covion, Delta Optoelectronics, DuPont Displays, Kolon, Samsung Electronics, Sumitomo Chemical, Thomson and Toppan. The goal of these joint development agreements is to promote adoption of our P-OLED technology and to enhance our license fees and royalties. Under the terms of a contract between Covion and us, we are obligated to provide the equivalent of 10 full service scientists and engineers to work on research and development projects related to P-OLED materials until December 2006. We receive royalties from Covion based on the revenues with respect to all of Covion’s sales of P-OLED materials, whether or not those materials were developed by the project team. Royalties will continue to be payable, as described below, after the obligation to provide research services has concluded. See Note 14 to our consolidated financial statements.

Generally, our licenses are “living.” This means that the licensee is licensed under all patents that we have filed or will file in the future. Accordingly, unless terminated, the licenses continue until the last to expire of our patents. In addition to the usual rights to terminate on breach or insolvency, the licensee has the right to terminate on notice. The notice period is either six or 12 months. This means that if the licensee is no longer using our technology, it can terminate the license agreement. We do not indemnify our display or materials licensees as to the validity of our patents or non-infringement of third-party patents in relation to such licenses.

There are four exceptions to the above: (i) the Philips license is only in relation to patents filed by us up to January 1, 2001, and is of fixed term expiring on December 31, 2020, (ii) the Seiko Epson license is in respect of all patents, but is of fixed term expiring on December 31, 2010 and, in respect of certain uses, may be terminated earlier by Seiko Epson on 60 days notice to us, (iii) the Sumitomo Chemical license is only in relation to certain patents filed by us up to the date of the agreement and does not provide a license to patents filed thereafter and (iv) the Covion license is in respect of all patents but Covion’s obligation to pay royalties in respect of such patents will expire between 2011 and 2016 depending on when Covion ceases using patented inventions made by us under our Contract Research Agreement with Covion in connection with the exploitation of its products. We expect that the Seiko Epson license will be extended by mutual consent and the parties are obligated, under the terms of the license, to discuss an extension in advance of the expiry of the fixed term.

We have been notified that Philips is considering strategic options for its P-OLED business, but that no decisions have yet been made. We have received $18,000, $543,000 (which includes $533,000 received by Litrex), and $33,000, in revenues from Philips in, respectively, fiscal years 2001, 2002 and 2003. We have received $58,000 in revenues from Philips for the nine months ended September 30, 2004. We do not expect these actions to have any material impact on our financial results in fiscal year 2004. We can provide no assurances with respect to alternatives Philips may be considering or the effects that any decision by Philips with respect to its P-OLED business may have on our business or future results of operations.

As of October 2004, our licensees included:

Licensee	Company Description	Status	Date of License

Display Devices

Royal Philips Electronics	One of the world’s largest consumer electronics companies	Spin-coating monochrome line has been in production since 2002. Philips’ first P-OLED commercial product was an electric shaver display that was launched in 2002. Philips launched a mobile phone that included a monochrome P-OLED sub-display in 2004. Additionally, a full-color ink jet printing pilot line is producing prototype displays.	1996

Delta Optoelectronics	Leading consumer electronics company	Spin-coating monochrome line has been producing displays for MP3 players and other displays since 2002.	1996

Seiko Epson	Leading imaging, robotics, precision machinery and electronics company with a significant presence in consumer products	Seiko Epson has produced P-OLED prototypes of a 40-inch and a 12.5-inch full-color ink jet printed display and has announced its intentions to commercialize televisions in 2007.	1999

OSRAM Opto Semiconductors	Provider of solutions based on semiconductor technology for lighting, sensor and visualization applications	Spin-coating monochrome line started commercial production in 2004 of a medical device display and a range of point-of-purchase and other promotional displays.	2001

DuPont Displays	Developer of advanced display devices and components	Currently developing ink jet printing capabilities for full-color active matrix displays. Has monochrome P-OLED display capability through RitDisplay, a Taiwanese consumer electronics display manufacturer.	2001

MicroEmissive Displays	Developer of light-emitting polymer-based microdisplays	Has developed full-color microdisplays for use in viewfinder applications in digital cameras. Shipping samples to its first customer with an anticipated product availability in the first quarter of 2005.	2002

Dai Nippon Printing	Leading provider of printing technologies and supplier of color filters to the LCD industry	Developing flexible P-OLED displays for point-of-purchase applications. Expected to commercialize in 2005.	2003

Innoled	Subsidiary of Eastgate, a leading manufacturer and distributor of digital storage products in the Asia Pacific region	Has ordered a complete ink jet printing based production line to be delivered in 2004 through OTB Technologies, our manufacturing systems integrator partner.	2003

Licensee	Company Description	Status	Date of License

Materials

H.C. Starck	Subsidiary of Bayer that produces an assortment of refractory metal powders	P-OLED hole transport materials currently being shipped for commercial production and development.	2000

Dow Chemical	Leader in science and technology, providing chemical, plastic and agricultural products and services	P-OLED materials currently being shipped for commercial production and development.	2001

Covion Organic Semiconductors	Designs, manufactures and markets high performance advanced materials for displays and other electronics applications	P-OLED materials currently being shipped for commercial production and development. Jointly developing new materials with us.	2001

Sumitomo Chemical	Leading chemical company with wide experience in electronic materials	P-OLED materials, including next-generation high efficiency materials, currently under development jointly with us.	2001

Semiconductor Driver Circuits

STMicroelectronics	Global independent semiconductor company that makes a range of discrete devices and integrated circuits	Developing OLED semiconductor driver circuits.	2001

Plastic Logic	Leading developer of plastic electronics technology	Developing next-generation organic semiconductor driver circuits.	2002

Research and Development

We conduct research to further develop and enhance our proprietary core P-OLED and solution processable phosphorescent technologies. Our research and development expenses were $8.4 million in 2001, $19.7 million in 2002, $16.8 million in 2003 and $10.5 million for the nine month period ended September 30, 2004. Our research and development team of 88 professionals has competencies in materials science, device physics, process development, and ink jet printing. In addition, we have established a Technical Advisory Board composed of leading scientists and seasoned industry experts. This board, which has extensive and relevant scientific and commercial expertise, advises us on P-OLED technology and our other areas of research to help ensure that our research and development and product roadmaps are aligned to customer and market trends.

The current composition of our Technical Advisory Board is as follows:

Name	Experience
Dr. Scott Brown	Our Vice-President, Research and Development

Dr. Jeremy Burroughes	Our Chief Technical Officer

Dr. Paul Burn	Lecturer in Organic Chemistry at the University of Oxford who has been central to the development of dendrimers

William Freer	Over 30 years of experience in the semiconductor and FPD industry in research, manufacturing and commercial environments, most recently with Philips Components

Professor Sir Richard Friend	Our Chief Scientist and Cavendish Professor of Physics at the University of Cambridge

Professor Andrew Holmes	ARC Federation Fellow, Bio21 Institute/CSIRO, University of Melbourne, Australia, and formerly Professor of Organic and Polymer Chemistry and Director of the Melville Laboratory at the University of Cambridge

Chris Williams	Over 25 years of experience in the displays industry, and formerly worked for Regisbrook Group, the largest manufacturer of LCD and vacuum fluorescent display modules in the United Kingdom

As part of our development efforts, in January 2002, we opened our Technology Development Center in Godmanchester, near Cambridge, England at a cost of approximately $25 million, to enable us to develop P-OLED display manufacturing processes in a commercial scale facility and to subsequently sell process and engineering packages to our licensees. In return for technology transfer and service fees, we provide a range of customized service packages which assist companies in achieving their plans to adopt and commercialize products using our P-OLED technology. At this facility we have the capability to fabricate fully functional display modules on substrate sizes from 1”x1” to 14”x14” for evaluation, testing and demonstration. This enables us to rapidly roll-out and deploy advances made on a research scale into a commercial scale facility.

Acquired Businesses

Litrex

In order to provide development scale and production machines for printing P-OLED, we acquired Litrex Corporation, an ink jet printing systems integrator, from Gretag Imaging Holding AG in November 2001. Following our acquisition of Litrex, we funded the development of commercial scale printers specifically designed for P-OLED printing. Once Litrex had fulfilled our objective of bringing to market P-OLED ink jet printing systems and the expertise and credibility of a large equipment maker was required, in August 2003 we sold a 50% equity interest in Litrex to Ulvac, a large Japanese equipment supplier. In addition, as part of that transaction, we granted Ulvac a call, and obtained a put, on our remaining 50% equity interest in Litrex, exercisable in August 2005. We also pledged our remaining 50% interest to Ulvac to provide security to Ulvac in respect of any breach by us of the agreements between us and Ulvac in excess of the amounts held in escrow. In certain circumstances, Ulvac may block our right to exercise our put and require us to repurchase their 50% interest. We anticipate that the sale of our remaining 50% in Litrex to Ulvac will occur in November 2005 and that we will receive a minimum of $10.0 million from Ulvac. Nevertheless, under certain circumstances such as infringement, impairment or unavailability of IP required for Litrex to operate or the departure of a group of key employees from Litrex, this sale may not proceed. We also entered into agreements with Ulvac that govern the operation of Litrex, require minimum levels of funding of Litrex by Ulvac and provide for a fallback license in the event Litrex were to default on its obligations to support the development of ink jet printing equipment for use by P-OLED display manufacturers. Under certain circumstances, we and Ulvac may each be required to provide financial support for Litrex of up to $1.25 million if necessary to ensure Litrex’s continued operations over the next twelve months. Currently, we are focusing our efforts on developing the ink jet printing process know-how to accompany the Litrex printers while Litrex focuses on scale-up of its technologies for printers for Gen-4 and larger fabrication facilities.

CDT Oxford

In 2002, we acquired a 16% equity interest in CDT Oxford Limited (formerly known as Opsys UK Limited) in exchange for an immediate cash payment of $2.5 million. As part of that transaction, (i) we acquired full management control over CDT Oxford and responsibility for the funding of its operations, (ii) we granted Opsys Limited, the holder of the remaining stock of CDT Oxford, a put exercisable at any time on 60 days notice, and obtained a call, on all of the stock of CDT Oxford not already owned by us in exchange for 678,595 shares of our common stock (after giving effect to a 0.5851807-for-one reverse stock split, based on the initial public offering price of $12.00 per share), amended, as described below, pursuant to a Settlement and Amendment Agreement, and (iii) we granted the shareholders of Opsys Limited a put, the exercise of which would require us to acquire all of the outstanding stock of Opsys Limited in exchange for the same number of shares of our common stock upon the satisfaction of certain specified conditions. Specifically, the put option may only be exercised if (x) it is established that the aggregate liabilities of Opsys Limited do not exceed $1.25 million and the shares to be issued by us in respect of the option would be reduced to the extent of any liabilities of Opsys Limited and (y) the only material asset of Opsys Limited is its shareholding in CDT Oxford. Because of these conditions, and because Opsys Limited has no operations, we do not believe that it will make a material difference to us whether we acquire the remaining stock in CDT Oxford or whether we acquire the entire share capital of Opsys Limited. We paid Opsys $500,000 for the grant of the call option referred to in (ii) above. In addition, we are entitled to an annual management fee equal to 98% of all pre-tax profits earned, if any, by CDT Oxford. CDT Oxford owns or controls a number of patents protecting the use of dendrimers to make small molecules processable in solution. CDT Oxford also has a large body of know-how concerning the development of solution processable phosphorescent materials. This allows us to develop and to patent materials that we believe have the potential to form the basis of a future generation of high-efficiency materials thus enhancing our IP portfolio with respect to the future market for OLED displays.

We have entered into a Settlement and Amendment Agreement with Opsys and certain Opsys shareholders to resolve a dispute that had arisen between us regarding the alleged entitlement of Opsys under dilution and reorganization provisions of our Transaction Agreement with Opsys. Opsys alleged that the terms of the investment in our convertible preferred stock made by Kelso and Hillman Capital triggered anti-dilution adjustments under these provisions and that misrepresentations had been made by us as to the nature of the investment to be made by Kelso and Hillman Capital. Under the Settlement and Amendment Agreement, which we have amended and restated and which we expect to become effective upon consummation of this offering upon the satisfaction of the remaining conditions to the exercise by the Opsys shareholders of their right to put the shares of Opsys Limited to us, the number of shares to be received by the Opsys shareholders will be changed to 931,633 shares, a number derived by application of a specified formula, based on the initial public offering price of the common stock in this offering.

Under the amended and restated Settlement and Amendment Agreement, we have agreed to acquire the shares of Opsys Limited, provided that Opsys completes a reorganization that will result in there being not more than approximately $1.6 million of liabilities of Opsys Limited, for which we will withhold 133,938 shares of our common stock otherwise issuable to the Opsys shareholders valued at the initial public offering price, resulting in the issuance of 797,695 shares of our common stock to the Opsys shareholders, net of the withheld shares. In addition, 34,253 shares will be issued to two former directors of Opsys in settlement of $0.4 million of the $1.6 million in total liabilities of Opsys we have agreed to discharge, resulting in a total of 831,948 shares of our common stock issuable pursuant to the terms of the amended and restated Settlement and Amendment Agreement. The remaining $1.2 million of these liabilities to be discharged will be settled by us in cash. The amended and restated Settlement and Amendment Agreement also provides for an escrow of approximately 43% of the consideration otherwise payable to the Opsys shareholders against certain contingent liabilities and the possibility that other liabilities will emerge. If the settlement does not become effective or is terminated, we intend to contest vigorously any claims Opsys may assert against us.

Competition

The display industry in which we operate is highly competitive. We compete against existing FPD technologies, dominated by LCDs, as well as emerging FPD technologies, including OLEDs. Due to the complex and rapidly evolving nature of the display industry, many of our competitors are, at times, working with us as licensees, development partners or services customers.

Numerous companies have developed or are developing LCD and other technologies such as plasma, rear-projection microdisplay, inorganic electroluminescence and field emissive displays that compete or will compete with our P-OLED display technologies. In addition, many large LCD manufacturers who have made significant investments in LCD technology and infrastructure may not focus on P-OLED technologies for their next- generation FPD initiatives regardless of the advantages inherent in the production and sales of such displays. Many of the current and potential LCD panel manufacturers, who use a competing technology but are also current or potential licensees of our P-OLED technology, have significantly greater name recognition and more extensive financial, marketing and research resources than we do.

We also compete with a number of companies developing alternative OLED technologies. Given the level of patent protection we hold for P-OLED technology, our major OLED licensing competitors are focused on commercializing SMOLED technology. As a patented technology, SMOLEDs have a longer history then P-OLEDs and, as such, have a longer history of materials development and working relationships with potential partners. Companies in this market include Eastman Kodak, which has licensed its fluorescent SMOLED technology and other patents for passive matrix OLED display applications, and Universal Display Corporation, whose phosphorescent SMOLED materials technology is used for certain passive matrix OLED applications.

Similar to P-OLEDs, over 95% of shipments of commercial products utilizing SMOLED materials or licenses from these companies have been in passive matrix applications such as monochrome product displays, car audio and industrial displays and, more recently, cellphone sub-displays and digital still camera displays. SMOLED companies have also demonstrated larger displays ranging in size from approximately 10 to 20 inches. Kodak has set up a joint venture with Sanyo in order to establish volume production capacity for active matrix SMOLEDs which could help attract potential display manufacturers toward SMOLED technology. Kodak has announced that it is actively licensing SMOLED technology for active matrix displays but to date no grants of such licenses have been announced other than to the joint venture with Sanyo.

We believe that the principal competitive factors in the FPD market, which encompasses the market for OLED display technology, include manufacturing cost, image quality, power efficiency, product lifetime, weight and dimension. While we believe that products incorporating our P-OLED technology compare favorably on these factors, there can be no assurance that our technology will capture a substantial portion of the OLED display market or that our licensees’ products using our P-OLED technology will capture a substantial portion of the FPD market.

Facilities

We lease the following facilities:

Location	Approximate Square Feet	Use
Bldg 2020 Cambourne Business Park, Cambridge, England	7,425	Offices for executive and support functions

Greenwich House Annex, Madingley Rise, Madingley Road, Cambridge, England	9,056	Laboratories and office space for the chemistry and material science teams

Units 8, 11 and 12, Cardinal Business Park, Godmanchester, England	35,302	Technology Development Center (including offices, cleanrooms, laboratories, manufacturing facilities and other technical space)

No. 1, Industry East 2nd Road, SBIP, Hsin-Chu, Taiwan	300	Office space

We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations.

Environmental Matters

Our business and our research and development activities involve the controlled use of small amounts of hazardous substances as well as other potentially harmful materials, waste and chemicals, which could cause interruption of our research and development efforts or injury to our employees, resulting in liabilities under local or foreign laws or regulations governing the use, storage and disposal of these materials. To date, we have not had any issues relating to our use of hazardous materials.

We outsource the disposal of hazardous materials to professional contractors, who accept responsibility for the safe disposal of such materials, and to whom we paid less than $50,000 per year in each of the last three years. We do not foresee any future material capital expenditure requirements for the monitoring of hazardous substances and pollution at our current facilities or any infrequent or non-recurring clean-up expenses.

Employees

As of November 1, 2004, we had 113 full-time employees and five part-time employees, none of whom are unionized. We believe that relations with our employees are good.

Legal Proceedings

We are not currently party to any legal proceedings of a material nature.

MANAGEMENT

Directors and Executive Officers

The following chart sets forth certain information regarding our directors and executive officers, with ages as of December 1, 2004:

Name	Age	Position(s)
Dr. David Fyfe	61	Chairman of the Board and Chief Executive Officer
Dr. Scott Brown	41	Vice-President, Research & Technology
Dr. Jeremy Burroughes	44	Chief Technical Officer
Dr. SB Cha	40	Vice-President, Commercial
Stephen Chandler	49	Vice-President, Legal & Intellectual Property
Philip E. Berney	41	Director
Frank K. Bynum, Jr.	41	Director
Dr. Hermann Hauser	56	Director
Gerald Paul Hillman	61	Director
James V. Sandry	41	Director

Dr. David Fyfe has served as the Chairman of our Board of Directors and our Chief Executive Officer since September 2000. From 1996 to 1999, Dr. Fyfe was Chief Executive Officer of Harris Specialty Chemicals. Harris Specialty Chemicals was until March 1999 a privately held manufacturer and seller of construction products, operating principally in the United States and Western Europe. It sold products such as sealants, architectural coatings and expansion joints to construction distributors and contractors. Harris Specialty Chemicals was sold in 1999 to SKW GmbH of Germany, owned by E.ON AG, and has since become part of Degussa Construction Chemicals. Between 1999 and August 2000, Dr. Fyfe worked as an independent business consultant.

Dr. Scott Brown has served as our Vice-President, Research & Technology since May 2002. Prior to joining us, Dr. Brown held a variety of management positions within the Research & Development division at Dow Corning between 1987 and 2002, ultimately serving as Global R&D Director of the electronics business.

Dr. Jeremy Burroughes has served as our Chief Technical Officer since November 2001 and was one of the three original inventors of P-OLED technology. Dr. Burroughes joined us in 1997 to manage the new research group and held the positions of Technical Director from June 1998 to November 2000 and Product Business Unit Director from November 2000 to November 2001.

Dr. SB Cha has been our Vice-President, Commercial since July 2002. Between 1998 and 2002, Dr. Cha was employed in the components division of Royal Philips Electronics, where he was Vice President of Strategic Marketing and Business Development from 1999 to 2002 and Vice President of Customer Development, North America Region from 1998 to 1999.

Stephen Chandler has served as our Vice-President, Legal & Intellectual Property since joining us in 2003, responsible for all legal and intellectual property matters, and for developing our intellectual property strategy. Prior to joining us, Mr. Chandler was a partner at the law firm Pinsent Curtis Biddle between 1986 and 2003.

Philip E. Berney has served as a member of our board of directors since 1999. Mr. Berney is a Managing Director at Kelso & Company, having joined Kelso in 1999. Additionally, Mr. Berney is a director of Key Components.

Frank K. Bynum, Jr. has served as a member of our board of directors since 1999. Mr. Bynum is a Managing Director at Kelso & Company, having joined Kelso in 1987. Additionally, Mr. Bynum is a director of Citation Corporation, Endurance Business Media and FairPoint Communications.

Dr. Hermann Hauser has served as a member of our board of directors since December 2003. In 1997, Dr. Hauser co-founded and has since served as a director at Amadeus Capital Partners Limited, a venture capital company specializing in high-technology investments in Europe, where he continues to oversee a broad range of early and later stage developing technology companies. Companies founded or co-founded by Dr. Hauser include Acorn Computers, Active Book Company, Virata, Net Products, NetChannel and Cambridge Network Limited.

Gerald Paul Hillman has served as a member of our board of directors since 1999. Mr. Hillman has been Managing Director of Hillman Capital Corporation, a merchant banking firm which advises emerging growth companies in a range of industries, since it was founded in 1989. Mr. Hillman also has been a principal in Trireme Partners LP, a venture capital firm that invests in high technology companies, since it was organized in April 2003. Mr. Hillman is also a director of AKCode LLC, Aralia Systems, Fibrogenex, MP2 Solutions LLC, Peak Wireless Systems and Trireme Systems.

James V. Sandry has served as a member of our board of directors since November 2004. From April 1996 to June 1999, Mr. Sandry was Chief Financial Officer and, subsequently, Executive Vice President—Finance of iXL Enterprises, an internet consulting company in which Kelso held a controlling interest. From January 2000 to November 2000, Mr. Sandry was the Chief Financial Officer of Online Insight Inc., a software development company. From November 2000 to May 2001, Mr. Sandry was the Chief Financial Officer of VCG, Inc., a software development company. From October 2001 to April 2002, Mr. Sandry was the Chief Financial Officer of Ted’s Montana Grill, a restaurant company. Since November 2002, Mr. Sandry has been the Chief Executive Officer of JVS Industries LLC, a privately held furniture rental company and a franchisee of Aaron Rents.

At present, all directors will hold office until their successors are elected and qualified, or until their earlier removal or resignation. Hermann Hauser has indicated his intention to resign from our board of directors upon the consummation of this offering because of a policy of his employer, Amadeus Capital Partners, which forbids service by its directors on public company boards. None of our officers has any family relationship with any director or other officer.

Our Board and Board Committees

The following sets forth certain information regarding our board of directors and certain committees of our board of directors. It is our intention to be in full and timely compliance with all applicable rules of the Nasdaq National Market and applicable law, including with respect to the independence of directors and the composition of certain committees of our board of directors and, accordingly, the composition of our board and certain committees of our board may change prior to and following the consummation of this offering.

Composition of the Board After This Offering

Our business and affairs are managed under the direction of our board of directors. Upon consummation of this offering, our board will be composed of five directors, one of whom is our Chief Executive Officer, and one of whom is an independent director under the applicable rules of the Nasdaq National Market.

Certain Committees of the Board of Directors

Audit Committee.    Upon consummation of this offering, we will have an audit committee consisting of Philip E. Berney, Frank K. Bynum, Jr. and James V. Sandry, with Mr. Sandry serving as chairman. The audit committee will have responsibility for, among other things:

•	selecting our independent auditors;

•	reviewing and approving the scope of the independent auditors’ audit activity and extent of non-audit services;

•	reviewing with management and the independent accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities;

•	reviewing with management and the independent accountants our financial statements and exercising general oversight of our financial reporting process; and

•	reviewing litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

Compensation Committee.    Our board of directors established a compensation committee to review all compensation arrangements for executive officers. The individuals serving on the compensation committee are Philip E. Berney, Gerald Paul Hillman and James V. Sandry.

Compensation Committee Interlocks and Insider Participation

No member of our board of directors serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee. From 1996 to 1999, James V. Sandry served as the Chief Financial Officer and, subsequently, Executive Vice President—Finance of iXL Enterprises, an internet consulting firm in which Kelso held a controlling interest.

Compensation of Directors

Currently, we reimburse directors for any expenses incurred in attending meetings of our board of directors and committees of our board. After this offering, we expect each of our non-executive directors to also receive an annual fee of $50,000 for serving as directors and an additional fee of $3,000 for each day in which each such non-executive director participates in meetings of our board or any committee of our board. Each non-executive director will also receive an annual fee of $10,000 for each committee of our board of directors on which such non-executive director serves and an annual fee of up to $25,000 for serving as the chairperson of a committee.

Additionally, we have decided to award James V. Sandry options with respect to 5,000 shares of our common stock under our new stock incentive plan. These options will vest in three equal annual installments, beginning on the first anniversary of their respective grant dates.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, pursuant to which we have agreed to indemnify such director or officer against certain liabilities arising under federal securities laws, liabilities arising out of the performance of their duties as a director or officer and certain other claims and liabilities. Under these agreements, we have also agreed to advance any expenses (including legal fees) incurred by such director or officer in connection with such claims and liabilities.

Executive Compensation

The following table sets forth the compensation earned by our Chief Executive Officer and the five additional most highly compensated of our executive officers (each, a named executive officer) for the last fiscal year. The information in this table is shown after giving effect to a 0.5851807-for-one reverse stock split immediately prior to this offering, based on the initial public offering price of $12.00 per share.

Summary Compensation Table (1)

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary ($)(2)	Bonus ($)(3)	Other Annual Compensation ($)(4)	Securities Underlying Options/SARs (#)(5)	All Other Compensation ($)(6)
David Fyfe Chief Executive Officer	2003	424,455	179,550	384,307	—	10,000
Ian Butcher (7) Chief Financial Officer	2003	284,851	85,009	—	—	11,906
Scott Brown Vice-President, Research & Technology	2003	232,323	83,134	34,793	2,341	11,616
Jeremy Burroughes Chief Technical Officer	2003	219,835	75,565	—	—	10,992
Stephen Chandler (8) Vice-President, Legal & Intellectual Property	2003	191,556	82,041	741	43,889	9,578
SB Cha Vice-President, Commercial	2003	209,486	62,323	—	—	15,609

(1)	Payments made in pounds sterling are converted into dollars at the exchange rate on December 31, 2003 of 1.7859 dollars to 1 pound sterling, as published in the Wall Street Journal.
(2)	Amounts shown in this column include amounts contributed by the named executive to the executive’s 401(k) account, in the case of Dr. Fyfe, and to the executive’s defined contribution pension accounts, in the case of all other named executives.
(3)	Amounts in this column represent cash payments made pursuant to our CDT Bonus Plan. These bonus amounts were earned in 2003, but paid in January 2004.
(4)	Amounts in this column include (i) a $90,000 overseas allowance payment to Dr. Fyfe and a $35,114 overseas allowance payment to Dr. Fyfe paid in January 2003 for the 2002 year; (ii) $259,193 in tax equalization payments to U.K. Inland Revenue on Dr. Fyfe’s behalf pursuant to his Overseas Benefit Agreement; and (iii) $34,793 paid to Dr. Brown for reimbursement of taxes incurred by him in connection with our payment of his relocation expenses in 2002 and $741 paid to Mr. Chandler for local property taxes incurred by him in 2003.
(5)	All of the options were granted under the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan administered by the compensation committee of our board of directors.
(6)	Amounts in this column include (i) a $10,000 matching contribution to Dr. Fyfe’s 401(k); and (ii) matching contributions to the defined contribution pension accounts of Drs. Brown, Burroughes and Cha and Messrs. Chandler and Butcher in amounts of $11,616, $10,992, $15,609, $9,578 and $11,906, respectively.
(7)	Mr. Butcher’s employment with us terminated on January 31, 2004.
(8)	Mr. Chandler joined us in May 2003.

Option Grants in the Fiscal Year Ended December 31, 2003

The following table sets forth information concerning individual grants of stock options made during the fiscal year ended December 31, 2003 to the executives named below. The information in this table is shown after giving effect to a 0.5851807-for-one reverse stock split immediately prior to this offering, based on the initial public offering price of $12.00 per share.

Option Grants in Last Fiscal Year

Individual Grants
Name	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in 2003(2)	Exercise Price ($/sh)(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(4)
					5% ($)	10%($)
David Fyfe	—
Ian Butcher	—
Scott Brown (5)	2,341	1.95%	$27.60	1/1/2013	40,629	102,962
Jeremy Burroughes	—
Stephen Chandler (6)	43,889	36.51%	$27.60	5/5/2013	761,795	1,930,538
SB Cha	—

(1)	All of the options were granted under the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan administered by the compensation committee of our board of directors.
(2)	The total options granted to employees in the fiscal year includes grants to our current and former employees and consultants.
(3)	The exercise price is based on the fair market value of a share of our common stock on the date the option is granted.
(4)	Potential realizable value is based on the assumed annual growth for each of the grants, shown over their 10-year option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the grant date. Actual gains, if any, on stock option exercises depend on the future performance of our common stock and overall stock market conditions. The amounts reflected in the table above may not necessarily be achieved.
(5)	Of the 2,341 options granted to Dr. Brown, 780 of these shares vest based upon continued service with us and 1,560 of these shares vest if and when Kelso Investment Associates VI, L.P., KEP VI, LLC, Hillman CDT LLC and Hillman CDT 2000 LLC receive an internal rate of return, compounded annually, on their investment in the aggregate number of shares of common stock beneficially owned by them on the date of a change of control (as defined in the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan), in an amount of at least 30%, calculated from the time of their initial investments in us. Of those options that vest based on continued service, 25% vested upon the grant date, and an additional 25% will vest on each of the first, second and third anniversaries of the grant date.
(6)	Of the 43,889 options granted to Mr. Chandler, 14,630 of these shares vest based upon continued service with us and 29,259 of these shares vest if and when Kelso Investment Associates VI, L.P., KEP VI, LLC, Hillman CDT LLC and Hillman CDT 2000 LLC receive an internal rate of return, compounded annually, on their investment in the aggregate number of shares of common stock beneficially owned by them on the date of a change of control (as defined in the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan), in an amount of at least 30%, calculated from the time of their initial investments in us. Of those options that vest based on continued service, 25% vested after the six-month anniversary of Mr. Chandler’s start date with us, and an additional 25% will vest on each of the first, second and third anniversaries of the start date.

Stock Option Grants and Values as of December 31, 2003

The following table sets forth information for each named executive officer regarding grants of options to purchase shares of our common stock and the value of such options as of December 31, 2003. Such options were granted to the named executive officers pursuant to the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan. The information in this table is shown after giving effect to a 0.5851807-for-one reverse stock split immediately prior to this offering, based on the initial public offering price of $12.00 per share.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
David Fyfe	53,642	121,912	$0	$0
Stephen Chandler	7,315	36,574	0	0
Ian Butcher (1)	7,315	36,574	0	0
Scott Brown	6,242	19,506	0	0
Jeremy Burroughes	24,383	48,765	0	0
SB Cha	2,926	14,630	0	0

(1)	Upon Mr. Butcher’s termination of employment on January 31, 2004, he retained all exercisable options and forfeited all unexercisable options. At the time of his termination, Mr. Butcher had 7,680 exercisable options. He may exercise his retained options for a period of two years from the date of his termination.

Employment Agreements

We have entered into the following employment agreements with our executive officers, each of which is governed by the law of England and Wales, except for the agreement with Dr. David Fyfe, which is governed by U.S. law. The information in this section is shown after giving effect to a 0.5851807-for-one reverse stock split immediately prior to this offering, based on the initial public offering price of $12.00 per share.

Dr. David Fyfe.    In August 2002, we entered into an employment agreement with Dr. Fyfe, which was amended as of August 31, 2004. Pursuant to this agreement, Dr. Fyfe will serve as our Chief Executive Officer and a member of our board of directors for a term ending August 31, 2007 and Dr. Fyfe currently receives an annual base salary of $441,000, as well as an annual overseas allowance in the amount of $90,000 for periods during which he serves overseas. Dr. Fyfe is also eligible to receive an annual bonus, which in his first year of employment was limited to 45% of his base salary.

Dr. Fyfe is also entitled to a benefit under the terms of our special bonus plan. Should Dr. Fyfe’s term not be extended upon expiration of his employment agreement or if his employment is terminated for any reason other than for cause (as defined in the employment agreement), his entitlement under the plan shall remain in place until an exit event (as defined in the plan). If Dr. Fyfe terminates his employment before an exit event, then payment of any unvested benefits under this plan will be at the sole discretion of our board of directors. In addition, Dr. Fyfe will be entitled to retain any options to purchase shares of our common stock for a period of seven years, after which, if a vesting event (as defined under our Stock Incentive Plan) has not occurred, we will be required to liquidate the options at a value set by an independent third party.

Upon (i) expiration of his employment, (ii) his death or disability or (iii) termination of his employment either by us without cause or by him for good reason (including a change in control, each of which is defined in the employment agreement), Dr. Fyfe is entitled to a pension of $100,000 per year for a period of five years, contingent upon positive EBITDA in each year that a given payment is to be made. In the event that EBITDA is not positive and thus a pension payment is withheld during a given year, the term of this provision shall be extended by a year, such that a cumulative sum of $500,000 is ultimately paid pursuant to this commitment. In the event we are acquired, the pension obligation must either be assumed by the acquirer without the EBITDA contingency, or the balance of such obligation paid in a lump sum, at Dr. Fyfe’s election.

Termination of Dr. Fyfe’s employment by either party, other than termination by us for cause, must be preceded by 12 months’ notice. Upon termination of Dr. Fyfe’s employment due to death or disability, by us without cause or by Dr. Fyfe for good reason, he will be entitled to (i) all accrued salary and vested benefits payable under the terms of the plan or policy under which they have accrued, (ii) a pro-rata annual bonus payable in a lump sum within 30 days of termination and (iii) his pension payments as described above. Upon termination of Dr. Fyfe’s employment by us without cause or by Dr. Fyfe for good reason, he will also receive severance in the amount of his base salary through the end of his term, payable monthly, and benefit coverage through the end of his term. During his employment and any severance period and for a two-year period following termination by us with cause or by Dr. Fyfe without good reason, Dr. Fyfe will be subject to a customary non-compete provision. Upon termination for any reason, Dr. Fyfe will be subject to a customary one-year non-solicitation provision.

During periods in which he serves overseas, in addition to an annual allowance, we will reimburse Dr. Fyfe for certain reasonable transportation expenses incurred by himself and his family, and will make certain income and employment tax equalization payments pursuant to an overseas benefit agreement. We will also reimburse Dr. Fyfe for up to $10,000 in relocation expenses at the conclusion of his overseas service.

Dr. Jeremy Burroughes.    In July 2004, we entered into a new employment agreement with Dr. Burroughes as Chief Technical Officer. Pursuant to this employment agreement, Dr. Burroughes currently receives an annual salary of £145,000 or $258,956 at an exchange rate of 1.7859 dollars to 1 pound sterling as published in the Wall Street Journal for December 31, 2003. Dr. Burroughes is also eligible to receive an annual bonus of up to 35% of his base salary and to participate in our Stock Incentive Plan. Pursuant to this agreement, Dr. Burroughes also participates in our benefits program, including pension contributions, private health insurance and life insurance.

Dr. Burroughes’ employment agreement is for an indeterminate period of time, but may be terminated by either party with twelve months’ notice, or by us without notice for gross misconduct or upon his reaching mandatory retirement age. During any notice period, Dr. Burroughes may not work for any other employer without our permission and upon termination will be subject to customary six-month non-compete and non-solicitation provisions.

Stephen Chandler.    In April 2003, we entered into an employment agreement with Mr. Chandler as Vice-President, Legal & Intellectual Property. Pursuant to this employment agreement, Mr. Chandler currently receives an annual base salary of £180,250 or $321,908 at an exchange rate of 1.7859 dollars to 1 pound sterling as published in the Wall Street Journal for December 31, 2003. Mr. Chandler is also eligible to receive an annual bonus of up to 35% of his base salary and to participate in our Stock Incentive Plan, pursuant to which he was awarded options to purchase up to 43,889 shares of our common stock under his employment agreement. Pursuant to this agreement, Mr. Chandler also participates in our benefits program, including pension contributions, private health insurance, life insurance and reasonable relocation expenses.

Mr. Chandler’s employment agreement is for an indeterminate period of time, but may be terminated by either party with twelve months’ notice, or by us without notice for gross misconduct or upon his reaching mandatory retirement age. During any notice period, Mr. Chandler may not work for any other employer without our permission and upon termination will be subject to customary six-month non-compete and non-solicitation provisions.

Dr. Scott Brown.    In March 2002, we entered into an employment agreement with Dr. Brown as our Vice-President, Research & Technology. Pursuant to this employment agreement, Dr. Brown currently receives an annual base salary of £145,250 or $259,402 at an exchange rate of 1.7859 dollars to 1 pound sterling as published in the Wall Street Journal for December 31, 2003. Dr. Brown is also eligible to receive an annual bonus of up to 35% of his base salary and to participate in our Stock Incentive Plan, pursuant to which he was awarded options to purchase up to 23,407 shares of our common stock under his employment agreement. Pursuant to this agreement, Dr. Brown also participates in our benefits program, including pension contributions, private health insurance, life insurance and reasonable relocation expenses.

Dr. Brown’s employment agreement is for an indeterminate period of time, but may be terminated by either party with twelve months’ notice, or by us without notice for gross misconduct or upon his reaching mandatory retirement age. During any notice period, Dr. Brown may not work for any other employer without our permission and upon termination will be subject to customary six-month non-compete and non-solicitation provisions.

Dr. SB Cha.    In June 2002, we entered into an employment agreement with Dr. Cha as our Vice-President, Commercial. Pursuant to this employment agreement, Dr. Cha currently receives an annual base salary of £145,000 or $258,956 at an exchange rate of 1.7859 dollars to 1 pound sterling as published in the Wall Street Journal for December 31, 2003. Dr. Cha is also eligible to receive an annual bonus of up to 35% of his base salary, and to participate in our Stock Incentive Plan, pursuant to which he was awarded 17,556 stock options under his employment agreement. Pursuant to this agreement, Dr. Cha also participates in our benefits program, including pension contributions, private health insurance, life insurance and reasonable relocation expenses.

Dr. Cha’s employment agreement has an indeterminate term, but may be terminated by either party with six months’ notice, or by us without notice for gross misconduct or upon his reaching mandatory retirement age. During any notice period, Dr. Cha may not work for any other employer without our permission and upon termination will be subject to customary six-month non-compete and non-solicitation provisions.

Ian Butcher.    In November 2002, we entered into an employment agreement with Mr. Butcher as our Chief Financial Officer. Mr. Butcher resigned effective January 31, 2004. Upon termination, Mr. Butcher was entitled to retain vested options to purchase up to 7,680 shares of our common stock, which may only be exercised within two years of his termination. In addition, upon termination Mr. Butcher became subject to customary six-month non-compete and non-solicitation provisions.

Incentive Plans

CDT Acquisition Corp. Amended and Restated Stock Incentive Plan

The compensation committee of our board of directors administers the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan, which is effective as of 2000. The purpose of the plan is to foster and promote our long-term financial success and materially increase stockholder value by motivating superior performance, encouraging and providing for an ownership interest in us by our employees, and enabling us to attract and retain an outstanding management team. Under the plan, certain of our key employees, ex-employees or consultants as selected by the compensation committee are eligible to receive grants of options to purchase shares of our common stock. The number of shares of common stock subject to options under the plan may not exceed 1,170,361. Any shares of common stock subject to an option that for any reason expires or is canceled, terminated or otherwise settled without the issuance of shares, will again be available for grant under the plan. As of September 30, 2004, after giving effect to a 0.5851807-for-one reverse stock split, 864,752 options are outstanding under the plan, of which 327,267 options are exercisable.

Under the plan, two types of options may be granted: incentive stock options within the meaning of section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options. The compensation committee has the discretion to determine the number of options, if any, granted to a plan participant, and to designate options as incentive stock options or non-qualified stock options. Each option grant is evidenced by an option agreement that specifies the type of option granted, the exercise price, the duration of the option, the number of shares of common stock to which the option pertains and the conditions upon which the options become vested or exercisable. The exercise price will be determined by the compensation committee, but may not be less than the fair market value of a share of common stock on the date the option is granted. All options expire ten years from the date of grant.

The option agreements distinguish between two types of non-qualified stock option: service options and exit options. Service options generally become vested and exercisable in equal installments on each of the date of grant (or six months from the date of grant, in the case of new hires) and the first three anniversaries of the date of grant. Exit options become vested and exercisable on the first occurrence of a Change of Control (as defined in the plan) in which Kelso Investment Associates VI, L.P., KEP VI, LLC, Hillman CDT LLC and Hillman CDT 2000 LLC receive an internal rate of return, compounded annually, on their investment in the aggregate number of shares of common stock beneficially owned by them on the date of the Change of Control, in an amount of at least 30%, calculated from the time of their initial investments in us. If the exit options do not become vested and exercisable as a result of the first occurrence of a Change in Control, they will not become vested and exercisable as a result of any subsequent Change in Control. In addition, our board of directors may accelerate the exercisability of any options in its discretion.

Unless otherwise determined by the compensation committee at the time of grant, the following rules will apply to options in the event a participant’s employment with us terminates. In the event a participant’s employment with us terminates by reason of death or Disability (as defined in the Plan), any options granted to the participant which have become exercisable prior to the participant’s termination may be exercised by the participant or his or her beneficiary at any time prior to the first anniversary of the participant’s termination or the expiration of the term of the options, whichever is shorter. In the event a participant’s employment with us is terminated for Cause (as defined in the plan), all options granted to the participant, whether or not exercisable, shall be immediately forfeited and canceled. If the participant’s employment with us terminates for any reason other than death, Disability or Cause, any options which are exercisable at the date of termination will be exercisable for 60 days or until expiration of the term of the options, whichever period is shorter. Any options which are not exercisable on the date of termination shall terminate and be canceled on the date of termination. The compensation committee has the discretion to permit the exercise of all or any portion of any options to be exercised following a participant’s termination, for a period that does not extend beyond the expiration of the term of the options.

Unless otherwise determined by the compensation committee at the time of grant, upon a Change in Control, we shall have the right to compel participants to exercise their options. However, any options with an exercise price in excess of the price per share of our common stock paid in conjunction with the transaction resulting in the Change in Control will be canceled. Notwithstanding the foregoing, if provided in the option agreement, no compelled exercise, cancellation, acceleration of exercisability, vesting, cash settlement or other payment shall occur upon a Change in Control with respect to any option if the compensation committee reasonably determines in good faith prior to the Change in Control that the option shall be honored or assumed, or new rights substituted therefore by a participant’s employer (or the parent or a subsidiary of such employer) immediately following the Change in Control. To be approved by our compensation committee, any honored, assumed or new rights must:

•	provide the participant with equivalent or better rights and entitlements than the rights available under the current options;

•	have substantially equivalent economic value to the current options; and

•	have terms and conditions which provide that in the event the participant’s employment is involuntarily terminated following a Change in Control, any conditions on a participant’s rights or restrictions on transfer, vesting or exercisability shall be waived or lapse.

Unless the compensation committee permits an option to be transferred to a Permitted Transferee (as defined in the plan), no option my be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by the laws of descent and distribution.

Our board of directors has amended the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan, effective as of the consummation of this offering, to preclude further grants or purchases under that plan. All option awards made after this offering will be made pursuant to the Cambridge Display Technology, Inc. 2004 Stock Incentive Plan described below.

Cambridge Display Technology, Inc. 2004 Stock Incentive Plan

Our board has adopted and our stockholders have approved, effective as of the consummation of this offering, the Cambridge Display Technology, Inc. 2004 Stock Incentive Plan, or the 2004 Stock Incentive Plan. The 2004 Stock Incentive Plan will provide for the award to eligible participants of (i) stock options, including incentive stock options (within the meaning of Section 422 of the Code); (ii) restricted stock and restricted units; (iii) stock appreciation rights; (iv) incentive stock and incentive units; and (v) deferred shares and supplemental units.

Awards may be made to current or prospective directors, officers, employees or consultants of our company or any of our subsidiaries. The number of employees participating in the 2004 Stock Incentive Plan will vary from year to year. A total of 725,000 shares of our common stock will be available for award under the 2004 Stock Incentive Plan. We have decided to award, prior to the consummation of this offering, up to 100,000 options in the aggregate to certain employees based on recent performance reviews and to one of our directors. The per share exercise price of the options is set by the compensation committee at the time of grant and may not be less than fair market value. Shares subject to awards that are forfeited, canceled or otherwise terminated without the issuance of common stock under the 2004 Stock Incentive Plan or the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan will again be available for future awards under the 2004 Stock Incentive Plan. As of September 30, 2004, there were no options outstanding under the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan with exercise prices below the initial public offering price. Additionally, exit options granted under the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan will only vest upon a change in control in which certain internal rate of return targets are achieved, as discussed above under the heading “Management—Incentive Plans—CDT Acquisition Corp. Amended and Restated Stock Incentive Plan.”

The compensation committee will determine the terms for vesting of awards, which may include vesting based on one or more of the performance criteria described under the heading “Cambridge Display Technology, Inc. Annual Incentive Plan.” The maximum number of shares with respect to which options or stock appreciation rights may be granted to any one participant in any calendar year is 700,000. The maximum number of shares that may be issued under the plan through incentive stock options is 600,000.

Unless otherwise determined by the compensation committee, if the employment of a participant is terminated for any reason, all unvested options will be canceled immediately and vested options must be exercised within a particular number of days, which number may vary depending on the reason for the termination. In the event of a participant’s termination of employment for cause, all vested and unvested options held by a participant shall be forfeited and terminated immediately upon such termination of employment.

Awards under the 2004 Stock Incentive Plan will generally not be assignable or transferable other than by will or by the laws of descent and distribution, except for certain transfers to the participant’s family members or to entities of which the participant or his or her family members are the sole beneficiaries or owners.

The 2004 Stock Incentive Plan will expire on the day prior to the first meeting of our stockholders in 2008 at which directors will be elected. However, the board of directors or our compensation committee may at any time, and from time to time, amend, modify or terminate the 2004 Stock Incentive Plan. The expiration of the term of the plan, or any amendment, suspension or termination, will not adversely affect any outstanding award held by a participant without the consent of the participant. However, our compensation committee may in its absolute discretion alter or amend any of the provisions of the plan if such alteration or amendment would be required to comply with Section 409A of the Internal Revenue Code or any regulations promulgated thereunder.

In the event of a change in control (as defined in the 2004 Stock Incentive Plan), all outstanding stock options shall, at the discretion of the compensation committee, become fully exercisable or be canceled in exchange for a payment in cash equal to the product of (i) the excess of the change in control price over the option exercise price, and (ii) the number of shares of common stock covered by such stock options. All other awards granted under the 2004 Stock Incentive Plan will become vested and shall be immediately transferable or payable. Notwithstanding the foregoing, if the compensation committee determines before the change in control either that all outstanding awards will be honored or assumed by the acquirer, or alternative awards with equal or better terms will be made available, such outstanding awards will not be canceled, their vesting and exercisability will not be accelerated, and there will be no payment in exchange for such awards. Any alternative awards offered must generally satisfy the requirements for alternative awards described under the heading “CDT Acquisition Corp. Amended and Restated Stock Incentive Plan.”

Grants of options to participants who are employed by us or our subsidiaries in the U.K. and who are subject to U.K. Income Tax in respect of such employment will be subject to the provisions of a schedule to the plan. To the extent eligible for favorable tax treatment under U.K. law, options granted to U.K. participants will be subject to Part I of the schedule, which we have submitted for approval by U.K. Inland Revenue. Options subject to the provisions of Part I may not be exercised by a participant at any time that the participant has a “material interest” in us (as defined under the United Kingdom Income Tax (Earnings and Pensions) Act 2003). In the event of a change in control, the compensation committee will determine whether and to what extent options subject to the provisions of Part I will become exercisable. Upon the occurrence of certain changes in control, participants may agree to exchange those options held by them that are subject to provisions of Part I for new options with total market value and exercise price equal to, and with otherwise identical terms to, those of the options being surrendered.

No amendment to a key feature of the plan (as it relates to the options subject to the provisions of Part I) or Part I may be amended without the approval of U.K. Inland Revenue. No option subject to the provisions of Part I may be assigned or transferred except by will or the laws of descent and distribution and such options shall become immediately void in the event of the bankruptcy of the participant who holds the options. Options subject to Part I must be exercised within 12 months of the participant’s death.

To the extent options granted to U.K. participants are not eligible for favorable tax treatment under U.K. law, grants of options will be governed by Part II of the schedule, which does not require approval by U.K. Inland Revenue. Options granted under Part II are governed primarily by the provisions applicable to non-U.K. participants in the plan, except that the same transfer restrictions and period of exercisability after death provided in Part I will apply to these options.

Cambridge Display Technology, Inc. Annual Incentive Plan

Our board of directors has adopted, effective as of the consummation of this offering, an annual performance incentive plan that will provide for the award of incentive bonuses to our officers and certain of our employees. Each year the compensation committee will establish target incentive bonuses for participants in the annual incentive plan and will select the eligible participants and performance criteria for that year for a participant or group of participants.

The actual bonus payable to a participant—which may equal, exceed or be less than the target bonus—will be determined based on whether the applicable performance targets are met, exceeded or not met. Performance targets may be based on one or more of the following criteria: (i) revenue growth; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings before interest, taxes and amortization; (iv) operating income; (v) pre- or after-tax income; (vi) cash flow; (vii) cash flow per share; (viii) net earnings; (ix) earnings per share; (x) return on equity; (xi) return on invested capital; (xii) return on assets; (xiii) economic value added (or an equivalent metric); (xiv) share price performance; (xv) total shareholder return; (xvi) improvement in or attainment of expense levels; (xvii) improvement in or attainment of working capital levels; (xviii) debt reduction; or (xix) any other criteria our compensation committee in its sole discretion deems appropriate. The maximum bonus payable to a participant in any plan year is $1,250,000.

Bonuses will generally be payable as soon as practicable after the compensation committee certifies that the applicable performance criteria have been obtained and will generally be payable only if the participant remains employed with us or one of our subsidiaries through the end of the plan year, subject to the discretion of the compensation committee to allow payment after a participant’s termination of employment.

If a participant in the plan dies, becomes disabled or retires prior to the end of the plan year in which he or she dies, becomes disabled or retires, the compensation committee may award to the participant (or his or her estate or legal representative) a partial bonus as it determines appropriate. In addition, the compensation committee may require that a portion of a participant’s annual incentive bonus will be payable in shares or options awarded under our 2004 Stock Incentive Plan (as described above).

The annual incentive plan will be administered by our compensation committee, which may delegate its authority except to the extent that it relates to the compensation of our Chief Executive Officer, our four other most highly compensated executive officers or any other individual whose compensation the board of directors or the compensation committee believes may become subject to Section 162(m) of the Code. The annual incentive plan will expire one day prior to the date of the first meeting of our stockholders in 2008 at which directors will be elected. However, our board of directors or the compensation committee may at any time amend, suspend, discontinue or terminate the annual incentive plan. The determination of the compensation committee on all matters relating to the annual performance incentive plan will be final and binding.

Cambridge Display Technology, Inc. Special Bonus Plan

Our board of directors has adopted and our stockholders have approved the Cambridge Display Technology, Inc. Special Bonus Plan. The purpose of the plan is to reward management and employees for past service to us and to incentivize and retain staff in the future. We believe the prospective gains from options granted under the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan are insufficient to fulfill these objectives due to the high exercise price of these options and certain vesting restrictions on these options contained in that plan. The size of the awards will be decided by the compensation committee of our board of directors and the board and will not necessarily be related to the number of stock options previously held. Under the plan, the compensation committee may award special bonuses to any of our employees or employees of any of our subsidiaries. Participants in the plan are awarded an amount equal to the excess of the value of a specified percentage of the bonus pool over the aggregate realizable gain on any of our options held or exercised by the participant on or prior to a liquidity event. The bonus pool is equal to a percentage of the “notional purchase price” (as defined in the plan) paid upon a liquidity event. A liquidity event is (i) any transaction or series of transactions involving the sale, transfer or other disposition by Hillman CDT LLC, Hillman CDT 2000 LLC, Kelso Investment Associates VI, L.P. and KEP VI, LLC of all shares of our common and preferred stock owned by these parties as of the date of such transaction(s); (ii) the sale, transfer or other disposition of all or substantially all of our assets to parties not affiliated with us or any of the Hillman or Kelso entities mentioned in (i); or (iii) a “public offering” (as defined in the plan, and including this offering). The notional purchase price with respect to the liquidity event under the Plan that will occur on completion of this offering will be $204 million based on the initial public offering price of our common stock of $12.00 per share, before deducting underwriting discounts and commissions. The bonus pool is equal to $14.4 million, or 6% of the notional purchase price up to and including $100 million, plus 8% of the notional purchase price for amounts from $100 million up to and including $200 million, plus 10% of the notional purchase price for amounts from $200 million up to and including $300 million.

Special bonuses vest immediately upon a liquidity event other than a public offering. In the case of a public offering, special bonuses vest in three equal installments on each of the first three anniversaries of the public offering. However, if Kelso Investment Associates VI, L.P. and KEP VI, LLC sell, in the aggregate, 25% or more of the number of the shares in us that they hold combined on the date the plan was established, the special bonuses will vest in full upon such sale. This offering will be a liquidity event under the terms of the plan and the bonus pool will equal $14.4 million, based on the initial public offering price of our common stock of $12.00 per share.

Payments of special bonuses may be made in cash, property (including restricted stock units representing the right to receive shares of our stock or stock of an “associated company” (as defined in the plan)), or a combination thereof, at the discretion of the compensation committee. 1,200,000 shares of our common stock will be reserved for issuance under this plan, based on the initial public offering price of $12.00 per share. All awards made that will be triggered by this offering will be made in restricted stock units based on shares of our common stock, valued at the initial public offering price. Based on the size of the bonus pool stated above, 1,200,000 restricted stock units will be awarded upon consummation of this offering.

Payments of vested special bonuses are made on the “plan payment date.” Payment of shares of our common stock underlying restricted stock units will be made on the first date following vesting of each tranche of restricted stock units upon which there is “sufficient liquidity” for the participant to sell such shares, based on a measure of “sufficient liquidity” stated in the plan, except that for participants who are U.S. taxpayers, payment of shares of our common stock underlying each tranche of restricted stock units will be made on the first anniversary of the vesting date of such restricted stock units. For participants who are neither U.S. nor U.K. taxpayers, the plan payment date will be set by our compensation committee in its discretion at the time the award is granted. However, in the case of restricted stock units, the vesting of which have accelerated due to a sale of 25% or more of the combined shares held by Kelso Investment Associates VI, L.P. and KEP VI, LLC as described above, payment will be made upon vesting. Participants may not sell the shares underlying their restricted stock units until they have been notified by the compensation committee that there is such “sufficient liquidity,” such notice to be provided as soon as reasonably possible after the date upon which “sufficient liquidity” first exists following the vesting of the particular tranche of restricted stock units. Additionally, in any calendar week, no participant may sell such shares in an amount that exceeds the participant’s specified percentage multiplied by the greater of 50,000 shares or 25% of the average number of our shares traded over the three-month period immediately preceding such calendar week. Notwithstanding the foregoing, each U.S. participant may sell up to 15% of the shares of our common stock paid to such participant on the plan payment date at any time following receipt of such shares, and all participants will be permitted to sell all of their shares received in respect of restricted stock units regardless of whether there is “sufficient liquidity,” five business days prior to termination of the plan. The compensation committee may withhold payment of such number of shares that is required for payment of applicable withholding taxes. In the case of a liquidity event other than a public offering, payment shall be made within 10 days of the liquidity event. We expect that upon consummation of this offering, 50% of these awards will be made to U.K. taxpayers and 50% of these awards will be made to U.S. taxpayers.

In order to facilitate the compliance by participants with certain securities laws trading and filing requirements, a participant receiving shares of our stock or shares of an associated company may sell or otherwise trade in such shares only through a broker chosen by us. A pro-rata amount of any part of the purchase price that is retained in escrow will be withheld from any payments of special bonuses until it is released from escrow.

If a special bonus becomes payable in relation to a liquidity event, no additional amounts will become payable under the plan for that particular special bonus with respect to any subsequent liquidity events. Since this offering will constitute a liquidity event under the terms of the plan, upon consummation of this offering, the special bonus awarded with respect to this offering will not be payable in connection with any other liquidity event. Following this offering, the compensation committee may make additional awards only (i) with respect to this offering and (ii) to the extent that less than 100% of the bonus pool was allocated prior to this offering. The compensation committee will not make awards under this plan with respect to a subsequent liquidity event.

If, prior to the plan payment date, a participant’s employment with us is terminated without Cause (as defined in the plan), due to the participant’s resignation (other than in circumstances that would justify termination for Cause), or by reason of the participant’s death, injury, ill-health, disability or retirement, the participant’s special bonus will remain payable on the payment date, but only to the extent it has vested prior to termination unless we determine and notify the participant within a month of such termination that a greater portion of the participant’s special bonus will remain payable. Except as otherwise stated above, the unvested portion of a participant’s special bonus will lapse when his employment terminates.

Special bonuses also lapse upon (i) the termination of the plan, which will occur on December 1, 2009; (ii) if the special bonus is transferred, assigned (other than to the participant’s beneficiary), mortgaged, charged or otherwise disposed of by the participant without the consent of the compensation committee; (iii) if the participant is adjudged bankrupt; or (iv) if the participant makes or proposes a voluntary arrangement under the U.K. Insolvency Act of 1986. In connection with a change of control over our affairs prior to a liquidity event, the compensation committee may terminate the plan in its discretion by paying special bonuses to participants. Upon the occurrence of certain changes in control after a liquidity event (including a change in the ownership of more than 50% of our voting power, a sale of all or substantially all of our assets to unaffiliated parties and certain changes in the majority of members of our board of directors), all restricted stock units will become fully vested and transferable, and we may elect to purchase the shares underlying such units from the bonus holder at the discretion of the compensation committee. Notwithstanding the foregoing, if the compensation committee determines before the change in control either that all outstanding awards of restricted stock units will be honored or assumed by the acquiror, or alternative awards with equal or better terms will be made available, the vesting of such outstanding awards will not be accelerated, and there will be no payment in exchange for such awards. Any alternative awards offered must generally satisfy the requirements for alternative awards described under the heading “CDT Acquisition Corp. Amended and Restated Stock Incentive Plan.”

In the event of a demerger of us or any of our subsidiaries, a voluntary winding up of us or a reconstruction or amalgamation of us pursuant to section 425 of the U.K. Companies Act 1985, our compensation committee may provide for the variation and/or early payment of special bonuses as it considers appropriate.

In the event that any payment which becomes payable under the plan would constitute an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code and the regulations thereunder, such payment will be reduced by an amount that would avoid all or any portion of such payment from being treated as such. However, no such reduction shall take place if on an after-tax basis, such payments without reduction would exceed such payments after reduction. The compensation committee may in its absolute discretion alter or amend any of the provisions of the plan if such alteration or amendment would be required to comply with Section 409A of the Internal Revenue Code or any regulations thereunder. Prior to the consummation of this offering, we have allocated 100% of the bonus pool, including 35%, 12%, 12%, 12% and 12% to, respectively, David Fyfe, Scott Brown, Jeremy Burroughes, Stephen Chandler and SB Cha.

The award agreement for David Fyfe provides that Dr. Fyfe’s notified percentage will be increased by a portion of the notified percentages of any lapsed special bonuses awarded to other employees and decreased by the amount of the notified percentages of any special bonuses awarded after the entire bonus pool has been allocated. Such increase or decrease will be in an amount that reflects the proportion that Dr. Fyfe’s award represents of all awards made under the plan. If Dr. Fyfe is terminated for cause (as defined in his employment agreement), if his employment agreement is not extended for cause or if he terminates his employment in circumstances that justify termination for cause, his special bonus shall lapse. If Dr. Fyfe’s employment terminates for any other reason his special bonus will continue to be payable to him as if his employment had not terminated.

U.S. Federal Income Tax Consequences

The following is a brief description of the material U.S. federal income tax consequences generally arising with respect to awards issued pursuant to the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan, the Cambridge Display Technology, Inc. 2004 Stock Incentive Plan, the Cambridge Display Technology, Inc. Annual Incentive Plan and the Cambridge Display Technology, Inc. Special Bonus Plan.

Foreign, state and local income tax consequences are not discussed, and may vary from locality to locality. The following discussion also does not address the potential impact that section 409A of the Internal Revenue Code could have on the taxation of awards under these plans. Section 409A was enacted pursuant to the American Jobs Creation Act of 2004, which was signed into law on October 22, 2004. It is not yet known how the new law, which governs the taxation of nonqualified deferred compensation arrangements, will impact awards of the kind that may be awarded under the plans, and whether the plans will need to be amended to comply with the new law. We presently intend to amend the plans and awards under the plans to the extent necessary to comply with the new law.

The grant of an option under the Amended and Restated Stock Incentive Plan or 2004 Stock Incentive Plan, or the payment in options of a bonus under the Annual Incentive Plan, will generally not give rise to tax consequences for U.S. option holders or entitle us to a deduction. Upon exercising an option, other than an incentive stock option, the U.S. option holder will generally recognize ordinary income equal to the excess, if any, of the closing price of the shares acquired on the date of exercise over the exercise price, and we generally will be entitled to a tax deduction in the same amount in the year the income is so recognized. Generally, upon exercise of an incentive stock option, the participant would not recognize income upon exercise if the participant (i) does not dispose of the shares within two years after the date of grant or one year after the transfer of shares upon exercise, and (ii) is an employee of the company or a subsidiary thereof from the date of grant and through and until three months before the exercise date. Any gain would be taxed to the participant as long-term capital gain and we would not be entitled to a deduction. The excess of the market value on the exercise date over the exercise price is an item of tax preference potentially subject to the alternative minimum tax.

With respect to the other awards under the 2004 Stock Incentive Plan or awards of cash or payment in shares or restricted stock units of bonuses under the Annual Incentive Plan or Special Bonus Plan, upon the payment of cash or the issuance of shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the U.S. participant will generally recognize ordinary income equal to the cash or the fair market value of shares or other property delivered in the year it is paid or made available. The fair market value of the shares delivered will be the product of the number of shares delivered and the closing price of a share of common stock on the date of delivery of the shares. We will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant in the year the income is so recognized.

Section 162(m) of the Internal Revenue Code generally limits the ability of a public corporation to deduct compensation greater than $1,000,000 paid with respect to a particular year to an individual who is, on the last day of that year, the corporation’s chief executive officer or one of its four other most highly compensated executive officers, other than compensation that is “performance based” within the meaning of section 162(m). Under a special rule that applies to corporations that become public through an initial public offering, this limitation generally will not apply to compensation that is paid pursuant to the plans described above before the first meeting of our stockholders in 2008 at which directors will be elected.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 15, 2004, and as adjusted to reflect the sale of 2,500,000 shares of our common stock offered under this prospectus, for:

•	each person or group of affiliated persons who is known by us to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of the named executive officers listed in the Summary Compensation Table; and

•	all of our directors and named executive officers as a group.

Except as indicated in the footnotes to the table and subject to community property laws where applicable, we believe based on the information furnished to us that the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Beneficial ownership and percentage beneficial ownership are determined in accordance with the rules of the SEC. The table includes the number of shares underlying options which are exercisable within 60 days from December 15, 2004. Unless otherwise noted below, the address of each beneficial owner listed in the table is care of Cambridge Display Technology, Inc., c/o Cambridge Display Technology Limited, Building 2020, Cambourne Business Park, Cambridge, CB3 6DW, United Kingdom.

The number of shares and applicable percentages beneficially owned before and after the offering are based on 17,000,000 shares of common stock outstanding on December 15, 2004, assuming the conversion of all outstanding shares of class B common stock, series A convertible preferred stock and series B convertible preferred stock into common stock as of such date, based on the initial offering price of $12.00 per share, the issuance of 831,948 shares of common stock pursuant to our proposed acquisition of Opsys Limited, based on a formula dependent, in part, on such initial public offering price and a reverse stock split to be effected immediately prior to the offering. For purposes of the table below, we have assumed that 19,500,000 shares of common stock will be outstanding upon completion of this offering.

	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Name and Address of Beneficial Owner		Before Offering		After Offering
Kelso Investment Associates VI, L.P. (1)(2)	8,657,833	50.9%		44.4%
KEP VI, LLC (1)(2)	8,657,833	50.9%		44.4%
Frank T. Nickell (1)	(3)	(3)		(3)
Thomas R. Wall, IV (1)	(3)	(3)		(3)
George E. Matelich (1)	(3)	(3)		(3)
Michael B. Goldberg (1)	(3)	(3)		(3)
David I. Wahrhaftig (1)	(3)	(3)		(3)
Frank K. Bynum, Jr. (1)(4)	(3)	(3)		(3)
Philip E. Berney (1)(4)	(3)	(3)		(3)
Frank J. Loverro (1)	(3)	(3)		(3)
Michael B. Lazar (1)	(3)	(3)		(3)
Hillman CDT LLC (5)(6)	4,235,978	24.9%		21.7%
Hillman CDT 2000 LLC (5)(6)	4,235,978	24.9%		21.7%
Gerald Paul Hillman (4)(5)	(7)(8)	(7)(8)		(7)(8)
Opsys Management Limited (9)	831,948	—		4.3%
Hermann Hauser (10)	—	—		—
James V. Sandry	—	—		—
David Fyfe (11)	58,518		*		*
Ian Butcher (12)	7,680		*		*
Scott Brown (13)	6,827		*		*
Jeremy Burroughes (14)	24,383		*		*
SB Cha (15)	4,681		*		*
Stephen Chandler (16)	8,046		*		*
All directors and executive officers as a group (11 persons) (17)	13,003,947	76.0%		66.3%

*	Less than 1%

(1)	The business address for these persons is c/o Kelso & Company, 320 Park Avenue, 24th Floor, New York, New York 10022.
(2)	The shares owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC represent the combined share ownership of Kelso Investment Associates VI, L.P. and KEP VI, LLC. Kelso Investment Associates VI, L.P. and KEP VI, LLC, due to their common control, could be deemed to beneficially own each of the other’s shares, but disclaim such beneficial ownership.
(3)	Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Lazar may be deemed to share beneficial ownership of shares owned of record by Kelso Investment Associates VI, L.P. and KEP VI, LLC, by virtue of their status as managing members of KEP VI, LLC and the general partner of Kelso Investment Associates VI, L.P. Messrs. Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum, Berney, Loverro and Lazar share investment and voting power with respect to the shares owned by Kelso Investment Associates VI, L.P. and KEP VI, LLC, but disclaim beneficial ownership of such shares.
(4)	Messrs. Berney, Bynum and Hillman are directors.
(5)	The business address for these persons is c/o Hillman Capital Corporation, 900 Third Avenue, 5th Floor, New York, New York 10022.
(6)	The shares owned by Hillman CDT LLC and Hillman CDT 2000 LLC represent the combined share ownership of Hillman CDT LLC and Hillman CDT 2000 LLC. Hillman CDT LLC and Hillman CDT 2000 LLC, due to their common control, could be deemed to beneficially own each of the other’s shares, but disclaim such beneficial ownership.
(7)	Hillman Capital Management LLC (“Hillman Capital LLC”) is the sole managing member of Hillman CDT LLC (“Hillman CDT”) and has the power to direct Hillman CDT as to the voting and disposition of shares held by Hillman CDT. Hillman Capital Corporation is the sole managing member of Hillman Capital LLC, and has the sole voting and dispositive power of Hillman Capital LLC with respect to the shares owned by Hillman CDT. Mr. Hillman is the sole stockholder of Hillman Capital Corporation and has the sole voting and dispositive power of Hillman Capital Corporation with respect to the shares owned by Hillman CDT. Mr. Hillman expressly disclaims beneficial ownership of the shares owned by Hillman CDT.
(8)	Hillman Capital Management 2000 LLC (“Hillman Capital 2000 LLC”) is the sole managing member of Hillman CDT 2000 LLC (“Hillman CDT 2000”) and has the power to direct Hillman CDT 2000 as to the voting and disposition of shares held by Hillman CDT 2000. Hillman Capital Corporation is the sole managing member of Hillman Capital 2000 LLC, and has the sole voting and dispositive power of Hillman Capital 2000 LLC with respect to the shares owned by Hillman CDT 2000. Mr. Hillman is the sole stockholder of Hillman Capital Corporation and has the sole voting and dispositive power of Hillman Capital Corporation with respect to the shares owned by Hillman CDT 2000. Mr. Hillman expressly disclaims beneficial ownership of the shares owned by Hillman CDT 2000.
(9)	Opsys Management Limited will hold the shares of our common stock issuable to it at the direction of the Opsys shareholders pursuant to the Settlement and Amendment Agreement among us, Opsys Limited and such Opsys shareholders. The Board of Directors of Opsys Management Limited has the power to vote and shared power to dispose of the shares of our common stock to be owned by it, provided that any decision by the Board of Opsys Management Limited to sell shares of our common stock will require the concurrence of a majority by number of approximately 43 persons having some entitlement to the proceeds thereof under a Deferred Consideration Agreement to be entered into among the Opsys shareholders and Opsys Management Limited. The Opsys shareholders would own, if such shares were issued immediately prior to the consummation of this offering, approximately 5% of the shares of our common stock outstanding immediately prior to the offering.
(10)	Excludes 223,957 shares held in a trust in which Dr. Hauser has an interest but as to which he does not have sole or shared voting or dispositive power.
(11)	Consists of shares issuable to Dr. Fyfe upon exercise of options exercisable within 60 days.
(12)	Consists of shares issuable to Mr. Butcher upon exercise of options exercisable within 60 days.
(13)	Consists of shares issuable to Dr. Brown upon exercise of options exercisable within 60 days.
(14)	Consists of shares issuable to Dr. Burroughes upon exercise of options exercisable within 60 days.
(15)	Consists of shares issuable to Dr. Cha upon exercise of options exercisable within 60 days.
(16)	Consists of shares issuable to Mr. Chandler upon exercise of options exercisable within 60 days.
(17)	Includes shares held by Kelso Investment Associates VI, L.P. and KEP VI, LLC that may be deemed to be beneficially owned by Mr. Bynum and Mr. Berney and shares held by Hillman CDT LLC and Hillman CDT 2000 LLC that may be deemed to be beneficially owned by Mr. Hillman.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Consulting Agreements

Certain affiliates of Kelso and certain affiliates of Hillman Capital will own, respectively, approximately 44% and 22% of our outstanding common stock immediately following this offering. Each of Kelso and Hillman Capital is party to a separate consulting agreement with us pursuant to which they agree to provide such specific consulting services as we may request and we agree to indemnify them from and against any claims, losses and expenses they may incur in connection with their investment in us or their provision of services to us under these agreements or their being a controlling person of us, except as may be finally judicially determined to result from gross negligence or intentional misconduct on their part. Under the terms of each of these agreements, if Kelso or Hillman Capital provides consulting services specifically requested by us outside of the ordinary course of our business, we and Kelso or Hillman Capital, as applicable, will negotiate a mutually acceptable advisory fee. The term of our consulting agreements with Kelso and Hillman Capital end on the date on which, respectively, Kelso (and its affiliates) and Hillman Capital (and its affiliates) cease to own any shares of our common stock. In connection with these agreements, Kelso and Hillman Capital may receive consulting fees from us and are entitled to receive reimbursement of certain out-of-pocket fees and expenses incurred in connection with their investments in us. No such consulting fees have been paid to Kelso or Hillman Capital. We paid Kelso expense reimbursements in the aggregate of $85,827, $28,289 and $67,420, respectively, for 2001, 2002 and 2003. For the period from January 1, 2004 through September 30, 2004, we paid Kelso expense reimbursements in the aggregate of $19,522. We paid Hillman Capital expense reimbursements in the aggregate of $58,894, $15,209 and $34,322, respectively, for 2001, 2002 and 2003. For the period from January 1, 2004 through September 30, 2004, we paid Hillman Capital expense reimbursements of $594.

Registration Rights

Affiliates of Kelso and Hillman Capital are parties to a registration rights agreement with us that provides them certain demand and incidental registration rights. Various members of management who hold options exercisable for our common stock, including each of our executive officers, will be joined as parties to the registration rights agreement upon exercise of such holder’s options pursuant to which they will have certain incidental registration rights. See “Description of Capital Stock—Registration Rights.” Our registration rights agreement will be amended and restated in connection with this offering.

Issuance of Preferred Stock

In December 2002, affiliates of Kelso purchased 6,000 shares of our series A convertible preferred stock and 9,000 shares of our series B convertible preferred stock from us for a total purchase price of $15.0 million and exchanged 619,195 shares of our common stock purchased by them in July 2002 (for an aggregate purchase price of $10.0 million) for 10,000 shares of our series B convertible preferred stock. The terms of the purchase and exchange were approved by our board of directors based on the recommendation of a special committee of directors unaffiliated with the holders of preferred stock who were advised by separate financial and legal advisors retained by them. We also offered shares of our series B convertible preferred stock to each of our existing investors, some of whom purchased such shares. In connection with this offer, in February 2003, an affiliate of Hillman Capital subscribed for 5,467 shares of our series B convertible preferred stock for total consideration of approximately $5.5 million, consisting of approximately $3.3 million in cash and 135,420 shares of our common stock.

Conversion Terms Upon Initial Issuance

Under the terms of our convertible preferred stock in effect upon initial issuance, each share of our series A and series B convertible preferred stock may convert at the option of the holder at any time, without the payment of any additional consideration by such holder, into the number of shares of our common stock equal to the initial purchase price of such share of preferred stock together with all accrued and unpaid dividends, if any, on such share divided by the “Conversion Price” in effect at the time of the conversion. “Conversion Price” is initially defined as $16.15 per share, to be adjusted as provided in the certificate of designations of the powers, preferences and other special rights of our convertible preferred stock.

Each share of our convertible preferred stock must automatically convert into shares of our common stock upon the closing of a firm commitment underwritten public offering with (i) an offering price, after underwriting commissions of at least $22.00 per share (as appropriately adjusted for stock splits, stock dividends, reverse splits, reclassifications, recapitalizations and similar events), (ii) proceeds to us of no less than $50 million, after underwriting commissions, and (iii) a post-public offering valuation of our outstanding common stock of at least $500 million (a “Qualifying Public Offering”). Upon the closing of a Qualifying Public Offering, each share of our series A convertible preferred stock and series B convertible preferred stock, together with all accrued and unpaid dividends, if any, must convert into the number of shares of our common stock equal to the initial purchase price of such share of preferred stock together with all accrued and unpaid dividends, if any, on such share divided by the Conversion Price in effect at the time of the conversion. Upon such conversion, each holder of shares of our series A convertible preferred stock would also receive an amount per share payable in cash or, at the option of us or the holders of a majority of the series A convertible preferred stock, the number of shares of our common stock equal to the initial purchase price of such shares of series A convertible preferred stock divided by the Conversion Price.

Each share of our convertible preferred stock must automatically convert into shares of our common stock upon the closing of a sale transaction pursuant to which (i) our aggregate equity is valued in excess of $750 million, (ii) each share of our common stock is valued at $34.00 per share or greater (as appropriately adjusted for stock splits, stock dividends, reverse splits, reclassifications, recapitalizations and similar events), and (iii) the consideration received in such sale transaction consists entirely of cash and marketable securities (a “Qualifying Sale”). Upon the closing of a Qualifying Sale, each share of our convertible preferred stock, together with all accrued and unpaid dividends, if any, must convert into the number of shares of our common stock equal to the initial purchase price of such share of preferred stock together with all accrued and unpaid dividends, if any, on such share divided by the Conversion Price in effect at the time of the conversion. Upon such conversion, each holder of shares of our series A convertible preferred stock would also receive an amount per share payable in cash or, at the option of us or the holders of a majority of the series A convertible preferred stock, (x) the number of shares of our common stock equal to the initial purchase price of such shares of series A convertible preferred stock divided by the Conversion Price or (y) the number of shares of marketable securities of the acquiror or surviving entity in such Qualifying Sale as would have been received in such Qualifying Sale by a holder of the number of shares of our common stock determined pursuant to clause (x).

Each share of our convertible preferred stock, together with all accrued and unpaid dividends, if any, must also automatically convert into shares of our common stock at the then effective Conversion Price applicable to such share if the holders of a majority of the shares of our series A and series B convertible preferred stock issued on or prior to February 28, 2003 have elected to so convert.

Each share of our series A convertible preferred stock, together with all accrued and unpaid dividends, if any, must automatically convert into shares of our common stock at the then effective Conversion Price applicable to such share if the holders of a majority of the shares of our series A convertible preferred stock issued on the date on which shares of series A convertible preferred stock were first issued have elected to convert.

Each share of our series B convertible preferred stock, together with all accrued and unpaid dividends, if any, must automatically convert into shares of our common stock at the then effective Conversion Price applicable to such share if the holders of a majority of the shares of our series B convertible preferred stock then outstanding have elected to convert.

Liquidation Rights

Under the terms of our series A and series B convertible preferred stock, the holders of shares of our preferred stock have certain rights upon any liquidation, dissolution or winding up of us (a “Liquidation Event”).

Upon a Liquidation Event, holders of shares of our series A convertible preferred stock are entitled to an amount per share in cash equal to the initial purchase price paid for such share (as appropriately adjusted for any stock dividend, stock split, recapitalization, consolidation or similar event affecting the series A convertible preferred stock) before any distribution or payment may be made to the holders of our series B convertible preferred stock or our common stock.

After the payment to the holders of the series A convertible preferred stock of all amounts due under the preceding paragraph, the holders of our series A convertible preferred stock are also entitled to receive, prior to the first payment to holders of our common stock, an amount per share, in cash, equal to three times the sum of the initial purchase price paid for such share plus all accrued but unpaid dividends, if any, on such share.

Holders of shares of our series B preferred stock are also entitled to receive, prior to the first payment to holders of our common stock, an amount per share, in cash, equal to at least three times the sum of the initial purchase price paid for such share plus all accrued but unpaid dividends, if any, on such share.

After the payment to the holders of the convertible preferred stock of all amounts described above, the holders of our series A preferred stock and our common stock are entitled participate in the distribution of all our remaining assets, with all holders of our series A preferred stock treated on an as-converted basis subject to certain specified conditions.

Conversion of Preferred Stock

In connection with this offering, each outstanding share of our series A convertible preferred stock and series B convertible preferred stock will be converted into shares of our common stock. The terms of the conversion, which conversion could not have been required by us under the pre-existing terms of the convertible preferred stock in connection with a public offering that did not constitute a Qualifying Public Offering, were approved by our board of directors based on the recommendation of a special committee of directors unaffiliated with the holders of preferred stock who were advised by separate financial and legal advisors retained by them.

New Conversion Terms

In the event that this offering is consummated prior to December 31, 2004 and does not fall within the definition of “Qualifying Public Offering” but under which our pre-money market capitalization exceeds $200 million, each share of our series A convertible preferred stock and series B convertible preferred stock will be exchanged for the number of shares of our common stock equal to (i) 2.25 times the initial purchase price of such share of preferred stock divided by (ii) the per share public offering price, before underwriting discounts and commissions.

In addition, upon conversion of all of our outstanding series A convertible preferred stock, affiliates of Kelso, as holders of all outstanding shares of our series A convertible preferred stock, will receive an additional number of shares of our common stock equal to the initial purchase price of such shares of series A convertible preferred stock divided by the per share public offering price, before underwriting discounts and commissions.

The value of the shares of common stock into which the outstanding shares of our series A convertible preferred stock and series B convertible preferred stock will convert, including the additional shares to be issued to the holder of our series A convertible preferred stock, will be $77.7 million, representing 6,475,736 shares, based on the initial public offering price of $12.00 per share and assuming a 0.5851807-for-one reverse stock split. Of this amount, $62.3 million, representing 5,187,500 shares of our common stock, will be issued to Kelso and $12.3 million, representing 1,025,062 shares of our common stock, will be issued to Hillman Capital.

Upon such conversion, there will be a one-time charge to earnings per share (such charge would have been $34.0 million if the conversion had occurred on September 30, 2004). The reason for this charge is that, as of September 30, 2004, our balance sheet showed, in aggregate, $43.7 million for our outstanding shares of series A and series B convertible preferred stock. Immediately prior to this offering, this stock will convert to shares of our common stock with a value of $77.7 million. Accordingly, pursuant to EITF 98-5 and EITF 00-27, this will be regarded as a beneficial conversion for which we will make a one-time charge for the difference between the $77.7 million conversion value and the $43.7 million value shown on our balance sheet.

Registration Rights of Shares Issuable Upon Conversion

The shares of common stock issuable upon the conversion of our outstanding series A convertible preferred stock and series B convertible preferred stock are entitled to the benefits of our amended and restated registration rights agreement. Our registration rights agreement will be amended and restated in connection with the conversion of our series A convertible preferred stock and series B convertible preferred stock and this offering. Our amended and restated registration rights agreement will allow any of our existing stockholders to become a party. All stockholders that are or become parties to our amended and restated registration rights agreement will be required to adhere to all terms thereof, including an initial 270-day lock-up on share sales following the consummation of this offering, and a further 90-day lock-up on share sales following secondary offerings following the consummation of this offering (unless, in the case of any party to our amended and restated registration rights agreement other than minority investors, the managing underwriters for the applicable secondary offering advise that a longer period, not to exceed 180 days, is required). All of our existing stockholders (other than management stockholders who will remain subject to certain other provisions of amended and restated registration rights agreement) will be entitled to participate in the first secondary offering following the consummation of this offering on a pari passu basis (based on the total number of shares of our common stock owned by all signatories to our amended and restated registration rights agreement). Following such first secondary offering, the minority investors will cease to be parties to or have any rights or obligations under the registration rights agreement. See “Description of Capital Stock—Registration Rights.”

Agreement with respect to Distributions to Investors

In connection with this offering, we entered into an agreement with affiliates of Kelso and Hillman Capital under which Kelso and Hillman Capital have agreed not to distribute our common stock to their respective investors until 18 months following the consummation of this offering.

Transactions with CDT Oxford

During 2003, we forwarded cash amounts of $2.8 million to CDT Oxford, incurred net expenses on their behalf of $0.2 million which were recharged and purchased fixed assets from them for $0.5 million. As of December 31, 2003, the amount due to us from CDT Oxford was $2.6 million.

Transactions with Litrex

During the period from August 14, 2003 to December 31, 2003, we purchased ink jet printing systems for $1.1 million and placed deposits of $0.8 million with Litrex. We also charged Litrex $0.1 million for services provided. As of December 31, 2003, the amount due to us from Litrex to us was $37,000.

DESCRIPTION OF CAPITAL STOCK

Overview

Upon completion of this offering, our authorized capital stock will consist of 100 million shares of common stock, par value $0.01 per share, and 46,667 shares of preferred stock, par value $0.01 per share. The following descriptions of our capital stock and provisions of our certificate of incorporation and bylaws are summaries of their material terms and provisions and are qualified by reference to our certificate of incorporation and bylaws, copies of which will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part. The descriptions reflect changes to our capital structure, certificate of incorporation and bylaws that will occur upon the closing of this offering.

Common Stock

As of September 30, 2004 and without giving effect to the reverse stock split, there were 16,251,346 shares outstanding of our class A common stock held of record by 70 stockholders and 311,692 shares outstanding of our class B common stock held of record by nine stockholders. All outstanding shares of class B common stock will be converted into shares of our class A common stock upon the closing of this offering and these shares of class B stock common stock will no longer be authorized, issued or outstanding and shares of common stock will be issued pursuant to our possible acquisition of Opsys Limited. As of September 30, 2004 and without giving effect to the reverse stock split, options and warrants to purchase 1,483,241 shares of common stock were also outstanding. There will be 19,500,000 shares of common stock outstanding upon the closing of this offering (assuming no exercise of the underwriters’ over allotment option or the exercise of outstanding options) after giving effect to the issuance of 2,500,000 shares of common stock offered by us under this prospectus and the reverse stock split to be effected immediately prior to this offering, as a result of which 17,000,000 shares of our common stock will be outstanding.

Each share of common stock has identical rights and privileges. The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held.

Subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, the holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board out of any funds legally available for the payment of dividends. See “Dividend Policy.”

If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive, after distribution in full of preferential amounts, if any, to be distributed to the holders of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive conversion or exchange rights.

Preferred Stock

As of September 30, 2004, there were 6,000 shares of series A convertible preferred stock and 25,871 shares of series B convertible preferred stock outstanding. All outstanding shares of preferred stock together with accrued and unpaid dividends thereon will be converted into shares of our common stock upon the closing of this offering and these shares of preferred stock will no longer be issued or outstanding. See “Certain Relationships and Related Transactions—Conversion of Preferred Stock.”

Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions as provided in a resolution or resolutions adopted by our board. Our board of directors may authorize the issuance of shares of preferred stock with terms and conditions which could discourage a takeover or other transaction that holders of some or a majority of shares of common stock might believe to be in their best interests or in which holders of common stock might receive a premium for their shares over the then market price.

Registration Rights

Upon completion of this offering, the holders of 16,402,806 shares of our common stock will have the right to cause us to register these shares under the Securities Act, as follows:

Demand Registration Rights

At any time after 270 days following the effective date of this offering, Kelso and Hillman Capital each may make up to five separate requests that we register all or part of their registrable shares under the Securities Act (which may include a “shelf” registration to the extent that we are eligible to effect such a registration pursuant to Rule 415 under the Securities Act), provided that we shall not be required to effect a registration pursuant to the demand registration rights of either Kelso or Hillman Capital during the 180-day period following the effective date of the most recent registration previously effected pursuant to the demand registration rights of Kelso or Hillman Capital.

Piggyback Registration Rights

At any time that we file a registration statement to register any of our securities under the Securities Act for our own account (other than registrations of employee benefit plans or business combinations subject to Rule 145 under the Securities Act) and (i) Kelso or Hillman Capital has requested that we include registrable securities owned by any Kelso investor or Hillman Capital investor, as the case may be, in such registration or (ii) the Kelso investors and the Hillman Capital investors no longer own any registrable securities, the holders of 16,402,806 shares of our common stock, including all shares owned by the Kelso investors and the Hillman Capital investors and shares issuable pursuant to our possible acquisition of Opsys Limited, can request to have their shares registered.

Registration of any of the shares of our common stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration. We will pay all registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, to the extent not otherwise required to be paid by the seller under applicable law.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Statute

The provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, generally prohibits, subject to exceptions, a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, with an “interested stockholder” being defined as a person who, together with affiliates and associates, owns, or within three years prior to the date of determination whether the person is an “interested stockholder,” did own, 15% or more of the corporation’s voting stock, subject to specified exceptions.

As a Delaware corporation, we have elected to be subject to Section 203 of the Delaware General Corporation Law. Accordingly, Section 203 restricts any person who acquires 15% or more of our outstanding voting stock from engaging in business combinations with us within the three year period.

Certificate of Incorporation and Bylaws

Some provisions of our certificate of incorporation and bylaws may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of our company that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The following summarizes these provisions:

Authorized But Unissued Shares.     Our authorized but unissued shares of common stock and preferred stock are available for our board to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of our authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy context, tender offer, merger or other transaction.

Right to Call Special Meetings.    Our bylaws provide that special meetings of our stockholders may be called at any time by our board or by the chairman of our board. A special meeting may only be called by our stockholders upon a written request to our chairman by stockholders holding in the aggregate not less than a majority of the voting power of all issued and outstanding shares of our common stock entitled to vote at any meeting of our stockholders. If we fail to call such meeting within three days after receipt of such request, any stockholder executing such request may call such meeting.

Amendment of Bylaws.    Our bylaws are subject to amendment, alteration or repeal, either by resolution adopted by a majority of our board of directors or by the affirmative vote of a majority of the voting power of all issued and outstanding shares of our common stock.

Indemnification.    Our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. We currently maintain and intend to continue to maintain directors and officers liability insurance. In addition, our certificate of incorporation limits the personal liability of our board members for breaches by the directors of their fiduciary duties to the fullest extent permitted under Delaware law.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

Nasdaq National Market Listing

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “OLED.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. While substantially all currently outstanding shares are subject to contractual and legal restrictions on resale for 270 days after the date of this prospectus, except as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have outstanding an aggregate of 19,500,000 shares of our common stock. The information provided in this section is based on the initial public offering price of $12.00 per share. All shares sold in this offering will be freely tradable without restriction or the requirement of further registration under the Securities Act of 1933, or the Securities Act, unless they are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares are “restricted shares,” as that term is defined in Rule 144 under the Securities Act, and will be eligible for sale in the public market as follows:

Lock-up Agreements.    All of our directors and officers and holders of all but 354,881 shares of our common stock outstanding are subject to lock-up agreements with the underwriters or the lock-up provisions in our amended and restated registration rights agreement under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 270 days after the date of this prospectus. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 of the 270 days or if, prior to the expiration of the 270 days, we announce that we will release earnings results during the 16-day period beginning on the 270th day, the restrictions imposed by the underwriter lock-ups will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such shares other than those to be issued upon exercise of options. SG Cowen & Co., LLC may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of shares subject to its lock-up agreements.

15,380,114 shares of our outstanding common stock are subject to lock-up agreements with the underwriters. 16,402,806 shares of our outstanding common stock, including 433,057 shares not subject to lock-up agreements with the underwriters and 831,948 shares issuable pursuant to the terms of our possible acquisition of Opsys Limited, are subject to the lock-up provisions in our amended and restated registration rights agreement. All stockholders that are or become parties to our amended and restated registration rights agreement will be required to adhere to an initial 270-day lock-up on share sales following the consummation of this offering, and a further 90-day lock-up on share sales following secondary offerings subsequent to the consummation of this offering (unless in the case of any party to our amended and restated registration rights agreement other than minority investors, the managing underwriters for the applicable secondary offering advise that a longer period, not to exceed 180 days, is required).

In addition, Opsys Limited has agreed to use its best efforts to secure lock-up agreements in favor of the underwriters from each holder of shares of our common stock issuable pursuant to the terms of our possible acquisition of all outstanding shares of Opsys Limited, to the extent that such holder is not otherwise subject to the lock-up provisions in our amended and restated registration rights agreement. The shares issuable upon exercise of our outstanding warrant will be subject to a 180-day lock-up (unless the managing underwriters decide that such lock-up is unnecessary).

Pursuant to the terms of our old stock incentive plan, optionholders who exercise options during the 270 days following the date of this prospectus will be required to sign as a condition of exercise a lock-up agreement expiring 270 days following the date of the this prospectus. No shares will be issued under our new stock incentive plan or our special bonus plan until at least 270 days from the date of this prospectus absent a change in control of us. See “Management—Incentive Plans.”

Rule 144.    In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed (a) 1% of the number of shares of our common stock then outstanding, which will equal 19,500,000 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale, whichever is greater. Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Upon the consummation of this offering, an aggregate of 17,000,000 shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described in the previous sentence, beginning 90 days after the date of this prospectus. However, all but 354,881 of such shares are subject to the lock-up and other agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 144(k).    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Upon the consummation of this offering, an aggregate of 2,459,785 shares of our common stock will be eligible to be sold pursuant to Rule 144(k) after the date of the prospectus. However, all but 305,705 of such shares are subject to the lock-up and other agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Rule 701.    In general, under Rule 701 of the Securities Act, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with our stock incentive plan or other written compensatory agreement is eligible to resell such shares 90 days after the date of the prospectus in reliance on Rule 144, but without compliance with some or all restrictions, including the holding period, contained in Rule 144. However, all but 1,713 of such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Registration Rights.    After this offering, holders of approximately 16,402,806 shares of our common stock or their transferees are entitled to have their shares registered by us under the Securities Act. See “Description of Capital Stock—Registration Rights.” After the effectiveness of any registration statement relating to these shares, such shares will be freely tradable, without restriction under the Securities Act other than restrictions that are imposed on sales by our affiliates.

Incentive Plans.    Upon consummation of this offering, options to purchase 864,752 shares of our common stock will be outstanding under our CDT Acquisition Corp. Amended and Restated Stock Incentive Plan. After this offering, we intend to file a registration statement on Form S-8 under the Securities Act of 1933 covering shares of common stock reserved for issuance under the CDT Acquisition Corp. Amended and Restated Stock Incentive Plan and the Cambridge Display Technology, Inc. 2004 Stock Incentive Plan. At that point, subject to the satisfaction of applicable exercisability periods, Rule 144 volume and other limitations applicable to affiliates and the lock-up and other agreements described above, shares of common stock to be issued upon exercise of outstanding options granted pursuant to our stock incentive plans will be available for immediate resale in the public market.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion only addresses tax considerations for beneficial owners of our common stock that hold our common stock as a “capital asset,” within the meaning of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to specific beneficial owners of our common stock in light of their particular circumstances or to beneficial owners of our common stock subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons deemed to sell our common stock under the constructive sale provisions of the Code). This discussion does not address any U.S. state and local or non-U.S. tax considerations relating to the acquisition, ownership and disposition of our common stock.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our common stock that is a U.S. person and is not a partnership for U.S. federal income tax purposes. A U.S. person means a person that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any State or political subdivision thereof or therein, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of the source thereof; or

•	a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were treated as domestic trusts.

The term “Non-U.S. Holder” means a beneficial owner of our common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes. If a partnership, or other entity treated as a partnership for U.S. federal income tax purposes, owns our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership.

Beneficial owners of our common stock are urged to consult their own tax advisors as to the particular tax considerations for them relating to the acquisition, ownership and disposition of our common stock, including the applicability of U.S. federal, state or local tax laws or non-U.S. tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

U.S. Holders

The following is a general discussion of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock by a U.S. Holder.

Distributions on Common Stock

Distributions, if any, made on our common stock generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common stock and thereafter as gain from a sale or exchange of the common stock. Such gain generally will be long-term capital gain if the U.S. Holder’s holding period in the common stock is more than one year at the time of the distribution. A dividend distribution to a corporate U.S. Holder may qualify for a dividends received deduction, and such a distribution to a non-corporate U.S. Holder on or before December 31, 2008 will generally be taxed at a reduced maximum marginal tax rate.

Sale or Exchange of Common Stock

Upon the sale or exchange of our common stock, a U.S. Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder’s adjusted tax basis in the common stock. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate taxpayers are generally taxed at a reduced maximum marginal tax rate. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, payments made on our common stock and proceeds from the sale or other disposition of our common stock may be subject to backup withholding. In general, backup withholding will apply to a non-corporate U.S. Holder if such U.S. Holder:

•	fails to furnish, under penalties of perjury, its taxpayer identification number, or TIN (which for an individual is the holder’s social security number);

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest and dividends; or

•	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and is a U.S. person and has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, or otherwise fails to comply with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

A U.S. Holder will also be subject to information reporting with respect to payments on our common stock and proceeds from the sale or other disposition of our common stock, unless such U.S. Holder is a corporation or other exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

The following is a general discussion of certain U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder.

Distributions on Common Stock

Distributions, if any, on our common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on our common stock held by a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% (or reduced rate under an applicable tax treaty) unless such dividends are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such dividends in the same manner as a U.S. Holder unless otherwise provided in an applicable tax treaty. Additionally, a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes could be subject to a branch profits tax on dividends effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder at a rate of 30% (or reduced rate under an applicable tax treaty).

Sale or Exchange of Common Stock

A Non-U.S. Holder of our common stock will generally not be subject to U.S. federal income tax on gains realized on the sale or exchange of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or exchange, and certain other conditions are met, (ii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such sale or exchange or the period that such Non-U.S. Holder held our common stock (which we do not believe that we have been or are currently) and certain other conditions are met. If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or reduced rate under an applicable tax treaty) on the amount by which capital gains allocated to U.S. sources (including gains from the sale or exchange of our common stock) exceed capital losses allocated to U.S. sources. If the second or third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as a U.S. Holder unless otherwise provided in an applicable tax treaty. In the case of the second exception, a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes could also be subject to a branch profits tax on such gain at a rate of 30% (or reduced rate under an applicable tax treaty).

U.S. Federal Estate Tax

Our common stock held by an individual Non-U.S. Holder who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) generally will be included in such holder’s estate for U.S. federal estate tax purposes unless an applicable tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each Non-U.S. Holder any dividend that is subject to withholding tax, or that is exempt from U.S. withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

In general, information reporting and backup withholding of U.S. federal income tax at the applicable rate may apply to payments made by us or our paying agent to a Non-U.S. Holder if such Non-U.S. Holder fails to make the appropriate certification that it is not a U.S. person or otherwise fails to establish an exemption.

Payments of the proceeds of a sale or exchange of our common stock to or through a foreign office of a U.S. broker or of a foreign broker with certain specified U.S. connections generally will be subject to information reporting requirements, but not backup withholding, unless the payee is an exempt recipient or otherwise establishes an exemption. Payments of the proceeds of a sale or exchange of our common stock to or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. person or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of our common stock will be allowed as a credit against such Non-U.S. Holder’s U.S. federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus as follows:

Name	Number of Shares
SG Cowen & Co., LLC	1,410,000
CIBC World Markets Corp.	705,000
Adams Harkness, Inc.	235,000
Janney Montgomery Scott LLC	25,000
Maxim Securities, Inc.	25,000
Pacific Growth Equities LLC	25,000
Sanders Morris Harris	25,000
ThinkEquity Partners LLC	25,000
C.E. Unterberg, Towbin	25,000

Total	2,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby on a firm commitment basis may be terminated in the event of a material adverse change in economic, political or financial conditions. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.50 per share. Securities dealers may reallow a concession not in excess of $0.17 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of additional 375,000 shares of common stock at the public offering price set forth on the cover page of this prospectus less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

		Total
	Per Share	Without Over Allotment	With Over Allotment
Public offering price	$12.00	$30,000,000	$34,500,000
Underwriting discounts and commissions	0.84	2,100,000	2,415,000

Proceeds, before expenses, to us	$11.16	$27,900,000	$32,085,000

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $2,600,000.

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Our directors, executive officers and holders of approximately 98% of our outstanding common stock immediately prior to this offering have agreed with either us or the underwriters that for a period of 270 days following the date of this prospectus, they will not, with certain limited exceptions, offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. In addition, if we issue an earnings release or material news or a material event relating to us occurs during the last 17 of the 270 days or if, prior to the expiration of the 270 days, we announce that we will release earnings results during the 16-day period beginning on the 270th day, the restrictions imposed by the underwriter lock-ups will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event for all such shares other than those to be issued upon exercise of options. With respect to lock-up agreements with the underwriters, SG Cowen & Co., LLC may, in their sole discretion, at any time and without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have entered into a similar agreement with the underwriters. There are no agreements between the underwriters and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 270-day period. With respect to lock-up restrictions that will apply to shares to be issued upon exercise of options, we may, in our sole discretion, at any time and without prior notice, release all or any portion of such shares from such restrictions. There are no agreements between us and any of our optionholders releasing them from these lock-up restrictions prior to the expiration of the 270-day period.

The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising its over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Debevoise & Plimpton LLP, New York, New York. Debevoise & Plimpton LLP also represents Kelso and its affiliates from time to time. The underwriters are being represented by Pillsbury Winthrop LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Ernst & Young LLP, independent registered public accountants, as set forth in their report (which is based in part on the report of PricewaterhouseCoopers LLP) appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in auditing and accounting.

The audited financial statements as of December 31, 2003 and for the year ended December 31, 2003 of Litrex Corporation, not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon appears herein. Such financial statements, to the extent they have been included in the financial statements of Cambridge Display Technology, Inc., have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Upon consummation of this offering, we will be required to file annual, quarterly and current reports with the SEC. You may read and copy any documents filed by us at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the SEC will also be available to the public through the SEC’s website at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the registration of the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding our company and the common stock offered by this prospectus, please refer to the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Cambridge Display Technology, Inc.

We have audited the accompanying consolidated balance sheets of Cambridge Display Technology, Inc. as of December 31, 2003, 2002 and 2001 and the related consolidated statements of operations, changes in common shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2003 financial statements of Litrex Corporation, a 50% joint venture, which statements reflect total assets constituting 4.4% as of December 31, 2003, and total revenues constituting 24% for the year then ended, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, in so far as it relates to the amounts included for Litrex Corporation is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cambridge Display Technology, Inc. as of December 31, 2003, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with United States generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill.

/s/    ERNST & YOUNG LLP

New York, NY

July 23, 2004

Cambridge Display Technology, Inc.

Consolidated Balance Sheets

	December 31,
	2003	2002
	(in thousands, except for share information)
Assets
Current assets:
Cash and cash equivalents	$10,400	$11,972
Restricted cash	—	127
Accounts receivable	1,433	907
Due from affiliates	2,603	292
Inventories, net	—	3,176
Demo machines	—	732
Taxes receivable	2,313	1,451
Prepaid expenses and other current assets	2,553	2,598

Total current assets	19,302	21,255
Property, equipment and leasehold improvements, net	19,666	23,041
Investment in affiliates	10,180	7,387
Goodwill	58,735	69,586
Other intangible assets, net of accumulated amortization of $6,643 and $5,247 in 2003 and 2002, respectively	5,987	7,853

Total assets	$113,870	$129,122

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$4,222	$6,484
Loan payable	—	127
Deferred revenue	948	1,426
Other current liabilities	—	241

Total current liabilities	5,170	8,278
Deferred revenue	1,431	1,089
Deferred proceeds on sale of subsidiary stock	5,785	—
Other liabilities	229	134
Commitments and contingencies
Series A redeemable convertible preferred stock, voting, $0.01 par value, 6,000 shares authorized, 6,000 issued and outstanding in 2003 and 2002, respectively (having a redemption preference of $24,000)	7,897	6,097
Series B redeemable convertible preferred stock, voting, $0.01 par value, 38,667 shares authorized, 25,871 and 19,000 issued and outstanding in 2003 and 2002, respectively (having a redemption preference of $77,613)	30,590	19,204
Common shareholders’ equity:
Class A common stock, voting, $0.01 par value, 27,000,000 shares authorized, 16,251,346 and 16,386,146 shares issued and outstanding in 2003 and 2002, respectively	163	164
Class B common stock, nonvoting, $0.01 par value 850,000 shares authorized 311,692 shares issued and outstanding in 2003 and 2002	3	3
Additional paid-in capital	185,379	194,172
Deferred compensation	(1)	(20)
Common stock subscribed	(3,163)	(3,163)
Accumulated other comprehensive loss	(506)	(506)
Accumulated deficit	(119,107)	(96,330)

Total common shareholders’ equity	62,768	94,320

Total liabilities and shareholders’ equity	$113,870	$129,122

See accompanying notes.

Cambridge Display Technology, Inc.

Consolidated Statements of Operations

	Year ended December 31
	2003	2002	2001
	(in thousands)
Operating revenues:
License fees and royalties	$4,314	$2,474	$20,869
Technology services and development	3,758	727	1,522
Litrex revenue	2,608	3,852	—

Total operating revenues	10,680	7,053	22,391
Cost of sales:
License fees and royalties	245	—	—
Technology services and development	109	—	—
Litrex revenue	1,173	1,792	—

Total cost of sales	1,527	1,792	—

Gross profit	9,153	5,261	22,391

Operating expenses:
Research and development expenses	16,841	19,676	8,405
Selling, general and administrative expenses	11,166	16,859	11,292
Amortization of intangibles acquired	1,625	3,660	8,555

Total operating expenses	(29,632)	(40,195)	(28,252)

Loss from operations	(20,479)	(34,934)	(5,861)
Other income (expense):
Equity in loss of CDT Oxford	(2,355)	(651)	—
Equity in loss of Litrex	(1,284)	—	—
Interest income	415	282	668
Interest expense	(6)	(10)	(7)

Total other income (expense)	(3,230)	(379)	661

Loss before (benefit) provision for income taxes	(23,709)	(35,313)	(5,200)
(Benefit) provision for income taxes	(932)	(3,595)	50

Net loss	$(22,777)	$(31,718)	$(5,250)

Accretion of preferred stock	(6,771)	(301)	—

Net loss attributable to common shareholders	(29,548)	(32,019)	(5,250)
Net loss per common share (basic and diluted)	$(1.78)	$(1.96)	$(0.36)

Weighted average number of common shares outstanding (basic and diluted)	16,584	16,346	14,473

See accompanying notes.

Cambridge Display Technology, Inc.

Consolidated Statements of Changes in Common Shareholders’ Equity

Years ended December 31, 2003, 2002 and 2001

	Common Stock Class A & B Outstanding		Additional Paid-in Capital	Deferred Compensation	Common Stock Subscribed	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
	(in thousands)
Balances at January 1, 2001	13,589	$136	$146,177	$(13)	$(3,163)	$(402)	$(59,362)	$83,373
Issuance of common stock(1)	1,458	14	21,794	—	—	—	—	21,808
Stock options granted	—	—	58	(58)	—	—	—	—
Amortization of deferred compensation	—	—	—	32	—	—	—	32
Net loss	—	—	—	—	—	—	(5,250)	(5,250)

Foreign currency translation adjustment	—	—	—	—	—	(104)	—	(104)

Comprehensive loss	—	—	—	—	—	—	—	(5,354)

Balances at December 31, 2001	15,047	150	168,029	(39)	(3,163)	(506)	(64,612)	99,859
Issuance of common stock
Issued for cash(2)	1,983	20	31,695	—	—	—	—	31,715
Issued in exchange for Litrex stock	101	1	1,629	—	—	—	—	1,630
Issued in exchange for Opsys stock	186	2	2,998	—	—	—	—	3,000
Conversion of common into preferred stock	(619)	(6)	(9,994)	—	—	—	—	(10,000)
Stock options granted	—	—	116	—	—	—	—	116
Amortization of deferred compensation	—	—	—	19	—	—	—	19
Accretion of liquidation preference	—	—	(301)	—	—	—	—	(301)
Net loss and comprehensive loss	—	—	—	—	—	—	(31,718)	(31,718)

Balances at December 31, 2002	16,698	167	194,172	(20)	(3,163)	(506)	(96,330)	94,320
Issuance of common stock	—	—	6	—	—	—	—	6
Conversion of common into preferred stock	(135)	(1)	(2,186)	—	—	—	—	(2,187)
Stock options granted	—	—	158	—	—	—	—	158
Amortization of deferred compensation	—	—	—	19	—	—	—	19
Accretion of liquidation preference	—	—	(6,771)	—	—	—	—	(6,771)
Net loss and comprehensive loss	—	—	—	—	—	—	(22,777)	(22,777)

Balances at December 31, 2003	16,563	$166	$185,379	$(1)	$(3,163)	$(506)	$(119,107)	$62,768

(1)	41% of common stock issued in 2001 was issued to Hillman Capital and 59% to third-party investors. All issues during 2001 were in return for cash consideration.
(2)	31% of common stock issued for cash consideration in 2002 was issued to Kelso, 38% to Hillman Capital and 31% to a third party investor.

See accompanying notes.

Cambridge Display Technology, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2003	2002	2001
	(in thousands)
Operating activities
Net loss	$(22,777)	$(31,718)	$(5,250)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization of property, equipment, leasehold improvements and demo machines	6,334	3,998	1,672
Loss on sale of property, equipment and leasehold improvements	74	—	—
Amortization of goodwill	—	—	7,526
Amortization of other intangible assets	1,625	3,660	1,030
Amortization of deferred compensation	19	19	32
Equity in loss of CDT Oxford	2,355	651	—
Equity in loss of Litrex	1,284	—	—
Stock options granted	158	116	—
Write-off of other intangible assets	—	927	—
Changes in operating assets and liabilities:
Accounts and tax receivable	(2,229)	(1,548)	(803)
Due from affiliates	(2,302)	(292)	—
Inventories and demo machines	(511)	(2,710)	(141)
Prepaid expenses and other current assets	110	(108)	(2,350)
Accounts payable and accrued expenses	(1,238)	(271)	4,112
Deferred revenue	2,579	68	1,229
Other current and non-current liabilities	383	(1,625)	2,000

Net cash (used in) provided by operating activities	(14,136)	(28,833)	9,057

Investing activities
Acquisition of property, equipment and leasehold improvements	(3,601)	(4,388)	(19,983)
Disposal of property, equipment and leasehold improvements	68	—	—
Acquisition of other intangible assets	(100)	—	(8,000)
Investment in affiliates	(128)	(5,038)	—
Disposal of business	12,091	—	—
Acquisition of business, net of cash acquired	—	—	(9,197)

Net cash provided by (used in) investing activities	8,330	(9,426)	(37,180)

Financing activities
Change in restricted cash	127	136	(2,824)
(Repayment) increase of loan payable, net	(127)	(495)	2,824
Repayments of capital lease obligations	—	—	(16)
Issuance of common stock	6	31,715	21,808
Issuance of redeemable convertible preferred stock	4,228	15,000	—

Net cash provided by financing activities	4,234	46,356	21,792
Effect of exchange rate changes on cash	—	—	(174)

Net (decrease) increase in cash	(1,572)	8,097	(6,505)
Cash and cash equivalents—beginning of year	11,972	3,875	10,380

Cash and cash equivalents—end of year	$10,400	$11,972	$3,875

Supplemental disclosures of cash flow information
Interest paid	$6	$10	$7

See accompanying notes.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements

1.    Organization and Description of Business

CDT Acquisition Corp (the “Company”), a U.S. based corporation, organized in the state of Delaware, was formed in 1999 to acquire all of the common stock of CDT Holdings Plc (“Holdings”, a company organized under the laws of the United Kingdom) (the “acquisition”). Holdings in turn, is the parent of Cambridge Display Technology Limited (“Limited”) and CDT Licensing Limited (“Licensing”), both United Kingdom companies. This acquisition was accounted for as a purchase. Holdings, Limited and Licensing are hereinafter collectively referred to as the “U.K. Subsidiaries”. In 2001, the Company formed CDT International Limited (“CDT International”, a Bermuda based company) to hold certain intellectual property and investments. During 2003, the assets of CDT International were sold to other companies in the group and CDT International was put into solvent liquidation. CDT International was finally liquidated in January 2004. In 2001, CDT International acquired a controlling (86%) interest in Litrex Corporation (“Litrex”, a California based company). In 2002, the Company acquired the remaining 14% ownership in Litrex. In August 2003, a 50% interest in Litrex was sold, as described in Note 3. In October 2002, the Company acquired a 16% equity interest and full management control of Opsys (UK) Limited, which was subsequently renamed CDT Oxford Limited (“CDT Oxford”). In July 2004, the Company formally changed its name to Cambridge Display Technology, Inc.

The Company was initially capitalized by the issuance of 9,461,150 shares of its common stock to affiliates of Kelso & Company (“Kelso”), and Hillman Capital (“Hillman”), both U.S. based private equity investors. At December 31, 2003, Kelso, and parties related to Kelso, and Hillman controlled 44% and 31% of the vote of the Company, respectively on a fully diluted basis.

The Company is principally involved in the development and commercialization of Polymer Organic Light Emitting Diode (“P-OLED”) intellectual property and technology, an advanced display technology for which it holds worldwide fundamental patents. Litrex is a designer and integrator of ink jet printing solutions for P-OLED printing. CDT Oxford is principally involved in research and development of light emitting dendrimer materials and hybrid P-OLED materials.

2.    Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all significant intercompany balances and transactions. The results of Litrex are fully consolidated into the Company’s financial statements through August 14, 2003. Subsequent to that date, the Company’s 50% share of the profit or loss of Litrex is accounted for using the equity method. The Company also holds a 16% interest in CDT Oxford, but, because it is responsible for funding 100% of the losses of CDT Oxford and has an entitlement to 98% of any profits as a management fee, the Company accounts for 100% of that company’s profit or loss in a manner similar to the equity method.

The Company’s operations are subject to certain risks and uncertainties. These risks include, but are not limited to, the Company’s ability to meet obligations, continuing losses and negative cash flows and funding expansion of the Company’s operations.

Foreign Currencies

The functional currency of the Company is the U.S. dollar. Until 2001, the functional currency of the U.K. subsidiaries was the British pound. In light of the Company’s determination that it was likely that the majority of future revenues would be in U.S. dollars, effective January 1, 2002, the Company changed the functional

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

currency of its U.K. subsidiaries to the U.S. dollar. In 2001 and prior, when the British pound was the functional currency of the U.K. subsidiaries, the Company followed the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Accordingly, assets and liabilities of foreign subsidiaries were translated at prevailing year-end rates of exchange and income and expense accounts were translated at weighted average rates for each year. Foreign currency translation gains and losses were recorded in the shareholders’ equity section of the consolidated balance sheets, net of income taxes. Foreign currency transaction gains and losses are included in the determination of net income (loss).

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at acquisition of three months or less to be cash equivalents. Cash equivalents primarily consist of investment grade commercial paper, which are short term in nature and therefore bear minimal risk.

Restricted Cash

In 2002, the Company had restricted cash set aside in a separate bank account that was payable to former shareholders of Holdings, in exchange for their untendered shares. During 2003 all restricted cash was paid out to the former shareholders.

Inventory

Inventory was stated at the lower of cost or market. Cost was determined using the first-in, first-out method. Following the sale of Litrex, the Company no longer holds any inventory.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements which are held for use, are stated at cost. Depreciation is computed using the straight-line method, based on the shorter of the estimated useful lives, generally ranging from three to five years, or the lease term of the respective assets. If assets ceased to be used by the Company, it fully depreciates any remaining net asset balance at the point it determines that such assets will be of no further use. If the Company determines that the useful life of any asset is less than the remaining depreciable life, it reduces the remaining depreciable life accordingly and accelerates the depreciation of the remaining net asset balance. To date, the Company has not accelerated the depreciation of any asset for any reason.

Goodwill

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. The Company adopted SFAS No. 142 effective January 1, 2002. An initial impairment test of goodwill was performed as of January 1, 2002 and determined that the Company’s reported goodwill was not impaired. For purposes of determining if impairment exists, through August 2003, the Company had two operating units: CDT, which developed, licensed and commercialized P-OLED technology, and Litrex, which developed ink jet printing. After the sale of 50% of Litrex (and considering the Company’s planned sale of the remaining 50% in 2005 (See Note 3)), the Company has one reporting unit, CDT.

SFAS No. 142 requires that goodwill acquired in a business combination be capitalized at acquisition cost and requires that goodwill no longer be amortized to earnings. On an annual basis, the Company is required to evaluate the carrying value of goodwill at the reporting unit level for impairment using a two step impairment test.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

During the fourth quarters of 2003 and 2002, the Company completed the annual impairment tests of goodwill and determined that its reported goodwill was not impaired. Such impairment tests are based upon projections of future royalty and license revenue at levels significantly greater than historically achieved. As adoption of the Company’s technology is just now beginning to occur in commercial amounts, such projections have a high degree of uncertainty.

If the Company had adopted SFAS No. 142 in 2001, net income in 2001 would have been as follows:

Net loss as of December 31, 2001	$(5,250,000)
Add: amortization of goodwill for fiscal 2001	7,745,000

Net income as of December 31, 2001, as adjusted	$2,495,000

Income per share—basic and diluted	$0.17

Movement in Goodwill	CDT	Litrex	Total
Balance at December 31, 2000	$64,592,000	$—	$64,592,000
Litrex acquisition 86%	—	9,233,000	9,233,000
Amortization	(7,745,000)	—	(7,745,000)
Reclassification of intangible assets to goodwill pursuant to SFAS No. 141	1,888,000	—	1,888,000

Balance at December 31, 2001	58,735,000	9,233,000	67,968,000
Litrex acquisition 14%	—	1,618,000	1,618,000

Balance at December 31, 2002	58,735,000	10,851,000	69,586,000
Litrex 50% sale*	—	(10,851,000)	(10,851,000)

Balance at December 31, 2003	$58,735,000	$—	$58,735,000

*	The Company sold 50% of its equity in Litrex in August 2003. As a result, Litrex ceased to be a consolidated subsidiary and, therefore, goodwill related to Litrex was eliminated from the Company’s consolidated goodwill. The goodwill was included in the total net book value of Litrex which was removed as a result of the sale and was considered in determining the deferred gain (see Note 3).

Other Intangible Assets

Other intangible assets, which primarily related to intellectual property rights and know-how, will continue to be amortized on a straight-line basis over their estimated useful life of five to ten years. The Company has no indefinite lived intangible assets other than goodwill. As of December 31, 2003 and 2002, the Company’s management believes the net intangible asset balance is recoverable. Amortization expense for the next five years is expected to be as follows:

Year ending December 31:
2004	$1,566,000
2005	1,566,000
2006	1,399,000
2007	566,000
2008	563,000

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

Long Lived Assets

Long lived assets, including other intangible assets and property, equipment and leasehold improvements are subject to review for impairment in the event that circumstances indicate recorded amounts may not be recoverable. While the Company has reported losses, it expects that its future licensing and royalties will enable recovery of such asset values.

Revenue Recognition

The Company’s revenue derives from license fees and royalties due under its license agreements, payments due under various research and development agreements and sales of equipment. The timing of revenue recognition is dependent upon the nature of the contract but, unless otherwise stated below, revenue is only recognized if payment is due or has been invoiced on payment terms of no more than 60 days from date of invoice, collection can be reasonably assured and there is no right specified for the customer to request a refund.

License fees are usually recognized once the license has become effective and revenue is due. However, although the Company’s usual license terms generally do not contain any obligation for the Company to provide additional support or services to the licensee after the license has become effective, one license does contain such an obligation. In this case, the Company is obligated to carry out research and development work under the terms of a related joint development agreement; because of that obligation, the Company has deferred the revenue under that contract and recognizes it on a straight-line basis over the term of the license.

Royalties become due from licensees once they have delivered products containing licensed technology to their customers. The date of delivery is defined in each license agreement but is usually taken to be the date on which the product is invoiced. The Company records royalty revenue based on reports of royalties due which are received from each licensee every quarter, provided that collection can be reasonably assured. In most cases, payment of royalties is due in the quarter following delivery of the products containing licensed technology. However, the Company has one license agreement under which royalty payments only have to be paid annually, during the first quarter of the year following the year in which delivery took place—in this case, royalty revenue is still recorded each quarter based on reports received from that customer.

The Company enters into a number of Technology Services and Development contracts which involve (i) provision of services, (ii) the transfer of know-how or (iii) the supply of equipment. Revenue for the provision of research and development services is recognized as those services are delivered and revenue for transfers of know-how once the corresponding documentation or electronic records have been delivered. Under equipment supply contracts, the Company seeks written confirmation of acceptance by the customer and recognizes revenue after such acceptance has been received, any final payment has been invoiced and collectibility is reasonably assured. It is the Company’s policy to invoice any such final payments as soon as they are due

Technology Services and Development contracts often involve a combination of service provision and know-how transfer under an agreed project plan. If such contracts include milestones, revenue is recognized for each milestone upon agreement by the customer that the milestone has been completed. The amount of revenue recognized for each milestone is the amount specified under the contract as relating to that milestone. When such contracts do not include milestones, revenue is recognized on a straight-line basis over the duration of the project plan.

Where a contract involves the delivery of equipment, know-how and services, then no revenue is recognized until such time as the equipment has been delivered and accepted and the know-how has been delivered. At that point, revenue is recognized only if any remaining obligation to deliver services can be objectively valued in which case all revenue due under the contract is recognized, other than the value of the services not yet delivered.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

Contracts may include provision for the Company to provide a specified amount of support after the end of the term of the project plan. The fair value of this post-contract support can be objectively determined based on the rate the Company charges third parties for similar services, since it can be quantified as a specific number of days of support from the Company. In these cases, revenue for the post-contract is deferred until either the support is delivered or the obligation to provide the support expires.

When contracts involve the Company devoting research effort to projects, revenue under these contracts is recognized over the life of the contract on a straight-line basis as the associated costs are relatively consistent from period to period.

Where payment under either licenses or Technology Services and Development contracts falls due prior to revenue being recognized, the Company reports the balance of revenue which has been invoiced but not recognized as Deferred Revenue in the liabilities section of its balance sheet.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

Taxes are provided using the liability method on all differences between book and tax bases of assets and liabilities calculated at the rate at which it is anticipated the timing differences will reverse. Given the history of losses of the Company, 100% valuation allowances are provided with respect to loss and other carry forwards and no net deferred tax asset is recognized.

Comprehensive Loss

To date, foreign currency translation adjustments are the principal items of comprehensive loss exclusive of net losses.

Net Loss Per Common Share

The Company reports both basic net loss per common share, which is based on the weighted average number of common shares outstanding, excluding contingently issuable shares, and diluted net income per share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding. However, since the Company reported losses in each year presented, the effect of including options and other contingently issuable shares would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

Business Concentrations

The Company’s customers are located principally in Europe, the United States and Asia. For the year ended December 31, 2003, 13%, 38% and 49% (2002: 54%, 32% and 15%, 2001: 15%, 81% and 4%) of the Company’s revenues were generated from these three areas. For the year ended December 31, 2003, two customers accounted for 48% (2002: two customers accounted for 40%, 2001: two customers accounted for 90%) of the total revenues.

For the year ended December 31,2003, the revenues attributable to the U.S. and all foreign countries were $4,042,000 and $6,638,000, respectively. Within the $6,638,000, $4,314,000 represents sales to Japan. For the

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

year ended December 31,2002, the revenues attributable to the U.S. and all foreign countries were $2,235,000 and $4,818,000, respectively. Within the $4,818,000, $2,673,000 represents sales to the U.K. For the year ended December 31,2001, the revenues attributable to the U.S. and all foreign countries were $18,143,000 and $4,248,000, respectively. Within the $4,248,000, $3,041,000 represents sales to Germany. The basis for attributing revenues from external customers to individual countries is the address of the party with whom the Company contracts. All long-lived tangible assets of the company are located in the U.K.

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has not elected to expense stock options, but rather continues to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for stock options. Accordingly, other than certain grants at less than fair value, the Company has recognized no compensation expense with respect to options granted to employees. Had compensation cost been determined based upon the fair value at grant date for awards consistent with the methodology prescribed by SFAS No. 123, the Company’s net loss for the year ended December 31 would have been the pro forma amounts indicated below:

	2003	2002	2001
Net loss—as reported	$(22,777,000)	$(31,718,000)	$(5,250,000)
Less: accretion of preferred stock	(6,771,000)	(301,000)	—
Add back: APB 25 cost	19,000	19,000	32,000
Less: total stock-based employee compensation expense under the fair value method	(823,000)	(1,249,000)	(1,353,000)

Net loss to common shareholders—pro forma	$(30,352,000)	$(33,249,000)	$(6,571,000)

Net loss per share:
Basic and diluted—as reported	$(1.78)	$(1.96)	$(0.36)

Basic and diluted—pro forma	$(1.83)	$(2.03)	$(0.45)

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for December 31, 2003: risk-free interest rate of 4.25% (3.0% in 2002, 4.0% in 2001); volatility factor of the expected market price of the Company’s common stock of 15.7% (17.8% in 2002 and 21.1% in 2001); expected life of four years (four years in both 2002 and 2001); and a dividend yield of zero (zero in 2002 and 2001).

As any options granted in the future will also be subject to the fair value pro forma calculations, the pro forma adjustments for fiscal years 2003, 2002 and 2001 may not be indicative of future years.

The weighted average fair value of options, calculated using the Black-Scholes option pricing model, granted during 2003 with the market price equal to the exercise price, is $3.37 ($3.17 in 2002, $3.38 in 2001). The weighted-average remaining contractual life of all outstanding options is 7.3 years (8.1 years in 2002, 8.7 years in 2001).

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In November 2002, the FASB’s Emerging Issues Task Force (“EITF”) reached a consensus on Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a standalone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The guidance in Issue 00-21 is effective for revenue arrangements entered into in fiscal periods after June 15, 2003. The adoption of Issue 00-21 did not have an impact on the Company’s financial statements.

During November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others. FIN No. 45 elaborates on the existing disclosure requirements for a guarantor in its interim and annual financial statements regarding its obligations under guarantees issued. It also clarifies that at the time a guarantee is issued, the guarantor must recognize an initial liability for the fair value of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements apply to guarantees outstanding at December 31, 2002. The Company adopted the provisions of FIN No. 45 at January 1, 2003. The adoption of this Interpretation did not have an impact on the Company’s financial position or operating results.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s convertible preferred stock does not have redemption provisions which are unconditional since it can be converted to common stock at the option of a majority of the holders. SFAS No. 150 is not, therefore, applicable to the Company. Pursuant to the Securities and Exchange Commission’s Accounting Series Release No. 268, the Company had already classified the preferred stock as other than common equity.

In December 2003, the FASB issued FIN No. 46(R), Consolidation of Variable Interest Entities, which supersedes FIN No. 46 issued in January 2003. FIN No. 46(R) clarifies certain aspects of consolidation accounting. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. The Company will adopt this interpretation effective January 1, 2004, which will require the Company to consolidate CDT Oxford (Note 3). This will have no impact on the net

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

income (loss) shown on the consolidated statement of operations, since the Company is responsible for 100% of the operating loss, but will require the Company’s consolidated balance sheet to include the assets and liabilities of CDT Oxford. However, the Company recorded a one-time cumulative effect adjustment of $12.2 million on January 1, 2004.

3.    Acquisitions and Disposals

CDT Oxford

On October 23, 2002, the Company purchased a 16% interest in Opsys UK Limited (“Opsys UK”) for $2,500,000. At the same time, Limited purchased a $2,000,000 license from Opsys Limited (“Opsys”), the parent of Opsys UK. As part of the Transaction Agreement, effective from the date of the Agreement, the Company shall on an exclusive and irrevocable basis, manage the assets and business of Opsys UK. Due to this, all of the books and records of Opsys UK are maintained by the Company. The Company is entitled to an annual management fee equal to 98% of all pre-tax profits earned, if any, by Opsys UK. The Company and Limited are responsible for all liabilities arising from the management of Opsys UK, including funding of any losses incurred. Later in 2002, Opsys UK was renamed CDT Oxford Limited (“CDT Oxford”). The Company accounts for CDT Oxford in a manner similar to the equity method; however, since the Company and Limited are responsible for 100% of the operating loss of CDT Oxford, the Company will be required to consolidate CDT Oxford in future financial statements commencing the year ended 2004 as a result of the issuance of FIN No. 46 (R).

As part of the Transaction Agreement, Opsys granted a call option for the Company and the Company granted a put option to Opsys, upon the exercise of which, the Company would purchase and Opsys would sell all of the remaining 840 shares of CDT Oxford outstanding not already owned by the Company. In further consideration for the grant of the call option, the Company paid an option price of $500,000 in cash to Opsys. The put option may be exercised by Opsys by 60 days prior written notice to the Company at any time following the completion of the Transaction Agreement. The call option shall be automatically exercised by the Company immediately prior to an Insolvency Event, as defined, of Opsys, or by giving 90 days written notice to Opsys for any of the following circumstances: (a) an initial public offering of the Company, (b) at any time on or after the sixth anniversary of the Transaction Agreement, (c) if there is a Sale, as defined, of the Company, where the consideration on sale payable to Opsys thereunder will be liquid or a sufficient proportion will be liquid to allow Opsys to pay the Section 179 Charge payable, or (d) if the Section 179 Charge becomes payable by CDT Oxford, where the Section 179 Charge is defined as a tax liability arising under Section 179 of the Taxation of Chargeable Gains Act of 1992, a tax provision in the United Kingdom. All options that are exercised will be settled with a maximum of 1,159,654 Class A Common Stock at a deemed value of $16.15 per share.

As part of the transaction, the Company granted Opsys a put option, the exercise of which would require the Company to acquire all of the outstanding stock of Opsys in exchange for the 1,159,654 shares of the Company’s Class A common stock. Opsys may exercise this option if it can establish that its aggregate liabilities do not exceed $1.25 million and the shares of Opsys UK comprise the only material assets of Opsys. The shares to be issued in consideration will be reduced on a pro rata basis to the extent that Opsys has liabilities up to $1.25 million, at a deemed price for the purpose of calculating such reduction of $16.15 per share. (See Note 17 regarding settlement of dispute concerning put option consideration.)

As part of the Opsys transaction, Toppan Printing Company (“Toppan”) of Japan, a key partner of Opsys, invested $5,000,000 in the Company by purchasing 309,598 of Class A Common Stock. As a condition of this investment, Toppan was also issued an additional 185,758 shares of Class A Common Stock in exchange for shares held by them in Opsys. Pursuant to the Company’s agreement with Opsys, these shares in Opsys were

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

immediately sold to an employee of Opsys for a nominal sum. The Company accounted for the value of the shares issued to Toppan in exchange for the Opsys shares as part of the cost of investment in Opsys and included the $3,000,000 value of these shares in the line “Investment in affiliates” on the balance sheet. The Company used the $5,000,000 cash received from Toppan to pay for the license ($2,000,000), the option ($500,000) and the purchase of its 16% interest in Opsys UK stock ($2,500,000).

In addition to the costs noted above, in 2002 the Company paid $900,000 to Opsys to enable them to settle outstanding liabilities and $1,138,000 in transactions costs. In 2003, the Company paid a further $128,000 in transaction costs. The transactions described above were all inter-related. The Company included within “Investment in Affiliates” $8,038,000 on its December 31, 2002 balance sheet, comprised of the purchase price of the 16% interest in Opsys UK equity ($2,500,000), the option price ($500,000), the issuance of stock to Toppan in exchange for Opsys stock ($3,000,000), the settlement of Opsys liabilities ($900,000) and the transaction costs ($1,138,000).

The $2 million license was acquired in order to secure for the Company the right to use, but not to sub-license, Opsys’s patents. This license would have had value in the event that Opsys had failed to obtain consent from certain third parties to transfer rights to those patents, including sub-licensing rights, to Opsys UK, as it was obligated to do under the Transaction Agreement. Opsys did fulfill this obligation as a result of which the Company then deemed that the license no longer had any value and wrote it off in 2002.

The terms of the Transaction Agreement were entered into by the Company so that it could gain control of and economic interest in the UK assets and operations of Opsys (which had been transferred to Opsys UK immediately prior to the transaction) in such a manner to avoid acquiring any interest in any other assets or liabilities of Opsys.

Litrex

On November 20, 2001, the Company acquired an 86% interest in Litrex by purchasing certain notes held by Litrex’s parent, Gretag Imaging Trading AG for $10,000,000 plus costs associated with the transaction. These notes were immediately converted into common stock of Litrex. This acquisition has been accounted for as a purchase. The consolidated results of operations for Litrex subsequent to the acquisition have been included in the Company’s consolidated statements of operations. Other intangible assets are being amortized on a straight-line basis over five years. Pursuant to SFAS No. 142, as the acquisition occurred subsequent to June 30, 2001, goodwill is not being amortized, but was subject to annual impairment tests. The initial purchase price has been allocated to the acquired assets and liabilities of Litrex as follows:

Net tangible assets	$616,000
Other intangible assets	500,000
Goodwill	9,233,000

Purchase price	$10,349,000

For fiscal 2001, the Company recorded 100% of the Litrex operating losses as it determined that the minority shareholders were not required to, and would not, fund their share of the operating losses. During September 2002, the Company acquired the remaining 14% ownership in Litrex by issuing the shareholders 100,898 shares of Class A common stock in exchange for their common stock of Litrex, which resulted in an increase in goodwill of $1,618,000 to $10,851,000. The shares held by the minority shareholders in Litrex were valued at the same price per share as the price at which third-party investors had most recently purchased the Company’s stock.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

In August 2003, the Company sold 50% of the equity in Litrex to Ulvac Inc, a Japanese company, for $15,084,000, of which $1,388,000 has been held in an escrow account. Under the terms of the Sale and Purchase Agreement, the Company has made a number of warranties (which are secured by the amount held in escrow) and has other ongoing commitments, notably a Joint Venture Agreement with Ulvac under which the Company appoints three of the six Board members of Litrex. The Joint Venture Agreement contains provisions that the Company and Ulvac would have to work together to restructure Litrex if the level of funding that Ulvac has committed to under the Joint Venture Agreement were to be exceeded—in this context, the Company is committed to working with Ulvac to ensure that Litrex is funded for so as long as it retains an equity stake. In addition, the Company and Ulvac have each signed a commitment letter to Litrex under the terms of which, if Litrex requests additional funding in order to maintain its operations, both the Company and Ulvac would provide such funding up to a maximum of $1.25 million from each party. In light of the continuing commitments described above, the $5,785,000 representing the excess of the cash proceeds over the carrying value of the shares sold has been deferred and is shown as “Deferred proceeds on sale of subsidiary stock” on the consolidated balance sheet. The $1,388,000 which is currently held in escrow will be released when the remaining 50% of Litrex is sold and, at that time, an additional escrow amount of 10% of the consideration payable for the remaining 50% of Litrex shall be held in escrow for one year. The amount held in escrow has not been included in this “Deferred proceeds” amount and is not otherwise included in our financial statements. The Company expects to realize this gain as other income when the sale of the remaining 50% of Litrex is concluded, which the Company expects to occur in November 2005.

The Sale and Purchase Agreement includes provision for Ulvac to purchase the remaining 50% of Litrex in November 2005. Such a purchase could be triggered in August 2005 by either Ulvac exercising a call option or the Company exercising a put option. The purchase will be a minimum of $10.0 million but may be higher to the extent by which Litrex meets certain cash flow targets, with a maximum consideration of $14.6 million. Ulvac would be able to reject our put in the event that (i) there were significant problems associated with the ability of Litrex to operate without infringing third-party patents, (ii) the Company is sold to a competitor of Ulvac or Litrex, (iii) the Company goes into liquidation, (iv) Litrex permanently ceases trading due to regulatory or legal action, (v) the Company loses its right to sub-license certain Seiko Epson patent rights related to ink jet printing or (vi) five out of ten named key employees, including the top three such employees, terminate their association with Litrex in any three month period starting prior to November 15, 2004. In the event that Ulvac rejects the Company’s put option, or if Ulvac advises the Company that it will not exercise its call option, the Company would then have an option to call back the Litrex shares owned by Ulvac for a consideration of $13,880,000, plus the aggregate of any equity funding providing by Ulvac to Litrex after August 2003. In addition to the amount to be held in escrow when the second 50% of Litrex is sold, an amount up to $1,300,000 will be deducted from the purchase price to fund the Company’s 50% liability under the Litrex special bonus plan.

4.    Inventories

Inventories included the following at December 31, 2002:

Raw materials and work in progress	$2,879,000
Finished goods	297,000

$3,176,000

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

5.    Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements include the following at December 31:

	2003	2002
Machinery and equipment	$22,047,000	$20,114,000
Leasehold improvements	8,409,000	8,277,000
Furniture and office equipment	3,107,000	3,164,000

	33,563,000	31,555,000
Less: accumulated depreciation	(13,897,000)	(8,514,000)

	$19,666,000	$23,041,000

6.    Investment in Affiliates

Summary financial information for affiliated companies accounted for by the equity method is as follows:

	Litrex post Aug. 14, 2003	CDT Oxford
		2003	2002
Current assets	$4,656,000	$2,049,000	$196,000
Non-current assets	12,555,000	1,968,000	2,945,000
Current liabilities	(5,377,000)	(4,523,000)	(1,186,000)
Non-current liabilities	(83,000)	—	(106,000)
Net sales	2,151,000	353,000	—
Gross profit	33,000	25,000	—
Net loss	(2,569,000)	(2,355,000)	(651,000)

7.    Other Intangible Assets

In October 2001, CDT International (guaranteed by the Company) entered into an exclusive license agreement with a third party to enable the Company to use certain technology, intellectual property and know-how (“IP”), and made an initial payment of $1,000,000. The agreement required CDT International to pay up to $15,000,000 over six years. However, the agreement was to become void after three years if certain targets, as defined in the agreement, were not met. The parties have now agreed to terminate the license. The initial payment of $1,000,000 was written off in 2002 and no further payments were made or are required to be made.

In October 2001, CDT International for payment of $5,000,000 entered into a nonexclusive license agreement with another third party to enable the Company to use certain technology, intellectual property rights and know-how. The license term continues until the last of the patents ceases to be in force, unless it is terminated early under certain circumstances, as defined in the agreement. The agreement allows for sublicenses to be granted by CDT International. This license has now been transferred to the Company and Limited, recorded in other intangible assets, and is being amortized over five years.

8.    Common Stock

For consideration of Class A Common Stock purchased by two shareholders in July 1999, the shareholders issued a secured, full recourse promissory note of $3,163,000 to the Company. The term of note ends upon the earlier of August 8, 2008 or a Termination Event, as defined in the note. In the event that the shareholders are unable to pay, the note is secured by the shares of Class A Common Stock issued to the two shareholders.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

In addition to the common stock which has been sold for cash, the Company issued 100,898 shares valued at $16.15 per share to acquire the 14% minority stake in Litrex in 2002 (see Note 3). In addition, also in 2002 the Company issued 185,758 shares valued at $16.15 per share to acquire the shares in Opsys Limited as further described in Note 3. Further, as more fully described in Note 9, certain common stock previously issued for cash consideration was converted into preferred stock during 2002 and 2003.

9.    Redeemable Convertible Preferred Stock

During 2002, the Company authorized issuance of up to 44,667 shares of $0.01 par, redeemable convertible preferred stock in two series. Series A Preferred Stock consists of 6,000 shares and Series B Preferred Stock consists of 38,667 shares (collectively “Preferred Stock”). In December 2002, 6,000 shares of Series A preferred stock and 9,000 shares of Series B preferred stock were issued for cash consideration of $6,000,000 and $9,000,000, respectively. At the same time, 10,000 shares of Series B preferred stock were issued in exchange for 619,195 shares of Class A common stock. In March 2003, a further 4,684 shares of Series B preferred stock were issued for cash consideration of $4,684,000, and 2,187 shares of Series B preferred stock were issued in exchange for 135,420 shares of Class A common stock.

Each share of Preferred Stock is convertible into 61.92 shares of Class A Common Stock at a price equal to $16.15 per common share (the “Conversion Price”). The Conversion Price is subject to change in certain circumstances, including stock splits and dividends. There are no separate dividends on the preferred shares, other than sharing in any dividends declared and paid on the Common Stock (including both Class A voting and Class B nonvoting) on an as-converted basis. The Preferred Stock is redeemable by the holders 10 years after issuance. On December 31, 2003, there were 6,000 shares of Series A convertible preferred stock issued and outstanding, which could convert into 371,520 shares of common stock, and 25,870.6 shares of Series B convertible preferred stock issued and outstanding, which could convert to 1,601,908 shares of common stock plus 371,517 shares of common stock that would be issuable under the Initial Investor Preference provisions described below.

The redemption value of the all of the Series A preferred stock, including the initial investor preference, is $24,000,000. The redemption value of all of the Series B preferred stock is $77,612,000. In both cases, the redemption date is December 11, 2012.

Upon redemption, liquidation, dissolution or winding up of the Company, each holder of Series A Preferred Stock will be entitled to be paid in cash, before any distribution or payment is made on the Series B Preferred Stock or the Common Stock or equivalents, an amount equal to $6,000,000 (the “Initial Investor Preference”). Thereafter, each holder of Preferred Stock will be entitled to be paid, in cash, before any distribution or payment is made on the Common Stock or equivalents, an amount equal to (a) in the case of Series B Preferred Stock, the greater of (i) three times the Purchase Price, as defined, of the Series B Preferred Stock or (ii) the amount that would be received if the Series B Preferred Stock had been converted into Common Stock immediately prior to such liquidation event, and (b) in the case of the Series A Preferred Stock, three times the Purchase Price of the Series A Preferred Stock and thereafter, the Series A Preferred Stock will participate with the Common Stock on an as-converted basis in all remaining assets.

Upon the sale of all or substantially all assets or a change of control transaction, all of the then outstanding shares of Preferred Stock shall be subject to redemption at the option of the holders of a majority of the outstanding Preferred Stock and, except in the case of a “Qualifying Sale” (as defined below), at the option of the Company. Except as provided in Mandatory Conversion below with respect to a “Qualifying Sale”, in any redemption, holders will receive the amounts equal to their liquidation preference as set forth above.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

In the event of a “Qualifying IPO”, each share of Preferred Stock will convert into the number of shares of Common Stock determined by dividing the Purchase Price by the Conversion Price. A “Qualifying IPO” will be defined as an IPO of no less than $50,000,000 of proceeds with a post-IPO valuation of at least $500,000,000 and an IPO offering price of at least $22.00 per share.

In the event of a “Qualifying Sale”, each share of Preferred Stock will convert into the number of shares of Common Stock determined by dividing the Purchase Price by the Conversion Price. A “Qualifying Sale” will be defined as a sale of all or substantially all assets or a change of control transaction that values the aggregate equity of the Company in excess of $750,000,000, with a per common share value of at least $34.00 and where the consideration received is either cash or marketable securities.

In the case of a Mandatory Conversion of Series A Preferred Stock as a result of a Qualifying IPO or a Qualifying Sale, the holders of Series A Preferred Stock will be entitled to receive a special payment from the Company of an amount equal to the Initial Investor Preference, payable in cash, or at the option of the Company or the holders of a majority of the Series A Preferred Stock, in 371,517 shares of Common Stock or equity securities of an acquirer or surviving entity that would have been received by a holder of 371,517 shares of Common Stock.

In the event the holders of a majority of the shares of Preferred Stock, Series A Preferred Stock or Series B Preferred Stock then outstanding elect to convert such shares into Common Stock, then each share of Preferred Stock, Series A Preferred Stock or Series B Preferred Stock, as the case may be, shall be automatically converted into shares of Common Stock, on the same basis as set forth above. (See Note 17 for a description of additional conversion features of the Preferred Stock) .

The Preferred Stock will vote on an as-converted basis with the Common Stock. The Preferred Stock will have class voting rights (by a majority vote) in respect of (a) changes to the terms of, or issuances of additional shares of, the Preferred Stock, (b) issuances of shares of preferred stock by their terms senior or pari passu to the Preferred Stock (subject to “most favored nations” treatment for all the Preferred Stock), and (c) incurrences of debt in excess of $5,000,000.

Pursuant to the Securities and Exchange Commission Accounting Series Release No. 268, the difference between the issue price of the Preferred Stock and the redemption value is being accreted to the carrying value of the Preferred Stock over the 10 years to mandatory redemption. Such amount is charged to Paid-in-Capital and credited to Preferred Stock. The Company is accreting the value of the preferred stock from the subscription date to December 11, 2012 on a straight-line basis. The Company accreted $97,000 for the Series A preferred stock and $204,000 for the Series B preferred stock in 2002 and $1,800,000 for the Series A preferred stock and $4,971,000 for the Series B preferred stock in 2003.

The following table summarizes information concerning changes in the Company’s preferred stock:

	Series A	Series B
Balance at January 1, 2002	$—	$—
Issued in Exchange for Shares of Class A Common Stock	—	10,000,000
Issued in Exchange for Cash	6,000,000	9,000,000
Accretion of Liquidation Preference	97,000	204,000

Balance at December 31, 2002	6,097,000	19,204,000

Issued in Exchange for Shares of Class A Common Stock	—	2,187,000
Issued in Exchange for Cash	—	4,684,000
Accretion of Liquidation Preference	1,800,000	4,971,000
Expenses of Issue of Preferred Stock	—	(456,000)

Balance at December 31, 2003	$7,897,000	$30,590,000

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

10.    Stock Options and Warrants

In April 2000, the Company adopted the “CDT Acquisition Corp. Stock Incentive Plan” (the “Plan”). Under the Plan, options may be granted to employees, consultants and directors. Options available for grant under the Plan total 2,000,000. Under the Plan, employees generally are granted two types of options in one grant: Service Options (one-third of total grant) and Exit Options (two-thirds of total grant). Certain employees of Litrex were only granted Service Options. Service Options granted in 2002 were granted at fair market value at date of grant, vest 25% on the six-month anniversary of grant, and 25% on the anniversary date of each grant for each of the next three years. Fair value was determined by reference to equity sold during the relevant period. Service options to Litrex employees were granted at fair market value at date of grant, vest 20% on the six-month anniversary of grant, and 20% on the anniversary date of each grant for each of the next four years. Prior Service Options were generally granted at fair market value at date of grant, vest 25% on the date of grant and 25% per annum thereafter and have lives of no more than 10 years. Exit Options become exercisable, if at all, on the date of the first occurrence of a change in control (a “Vesting Event”, as defined in the Plan), in which the majority shareholders receive an internal rate of return of at least 30%. If upon the first Vesting Event, the required internal rate of return is not achieved, they shall not become exercisable as a result of a Subsequent Vesting Event, as defined by the Plan. Upon the sale of the 50% interest, all Litrex options were cancelled in August 2003.

During fiscal 2001, the Company bought back 100,000 options from various former employees of the Company for $1 per option. The Company expensed $100,000 related to these option buybacks.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of most of the Company’s Service Options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. For Exit Options, if an appropriate Vesting Event becomes probable, compensation expense will have to be recorded for the intrinsic value, which would be the difference between the market value on the date of the Vesting Event and the exercise price. No compensation expense will be recorded prior to the Vesting Event. In the event that the exercise price is below the market price of the Service Options, compensation expense will be recorded on a straight-line basis over the vesting period. For the years ended December 31, 2003, 2002 and 2001, the Company expensed $19,000, $19,000 and $32,000, respectively, related to Service Options granted with an exercise price below the market price.

The following table summarizes information concerning the outstanding and exercisable options:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Outstanding, January 1, 2001	1,336,000	$10.43	$10.43
Granted	406,000	$10.43 - $16.15	$13.79
Cancelled / buyback	230,000	$10.43 - $14.15	$10.93

Outstanding, December 31, 2001	1,512,000	$10.43 - $16.15	$11.25
Granted	384,000	$16.15	$16.15
Exercised	2,000	$10.43 - $14.15	$12.29
Cancelled / buyback	312,000	$10.43 - $14.15	$11.54

Outstanding, December 31, 2002	1,582,000	$10.43 - $16.15	$12.39
Granted	229,000	$16.15	$16.15
Cancelled	314,000	$10.43 - $16.15	$14.68

Outstanding, December 31, 2003	1,497,000	$10.43 - $16.15	$12.68

Exercisable, December 31, 2003	370,000	$10.43 - $16.15	$11.58

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

At December 31, 2003, there remain 495,366 options available for future grants.

Options Outstanding:

Exercise Price	Number Outstanding	Number Exercisable
$10.43	884,000	278,000
$14.15	218,000	52,000
$16.15	395,000	40,000
	1,497,000	370,000

There is one outstanding warrant exercisable for 5,500 shares of the Company’s common stock at an exercise price of $10.43 per share. This warrant was issued in August 2000 and will expire in August 2007.

Fair value of common stock options was established contemporaneously with their issuance based upon reference to various common and preference stock rounds concluded by the Company. Such value was $10.43 per share through November 2000, $14.15 per share from December 2000 to September 2001 and $16.15 per share thereafter.

11.    Income Taxes

The Company is liable for franchise taxes to Delaware, its state of incorporation. Such taxes have been included in the provision for income taxes for the years ended December 31, 2003, 2002 and 2001. For the years ended December 31, 2003 and 2002, the Company recorded a tax benefit primarily due to a research and development tax credit from 2003 and prior years. The Company has filed amended tax returns from the prior years to recoup the tax credit. The U.K. subsidiaries of the Company are eligible to participate in the U.K.’s research and development tax credit program. Under this program, small and medium sized enterprises, such as the Company, are permitted a deduction in taxable profits of 150% the amount of certain research and development expenditures (primarily salaries, salary related costs and consumables used in research and development activities). This deduction may be surrendered for a cash payment of 16% of the total deduction for those years during which the Company sustains a loss. Limited and CDT Oxford have both claimed such cash payments for the years ended December 31, 2001, 2002 and 2003.

The following is a reconciliation of the statutory financial income tax rate and the effective income tax rate application to earnings before income taxes for the year ended December 31:

	2003	2002	2001
Statutory tax rate	35.0%	35.0%	35.0%
State and local income tax rate	—	—	1.0%
Change in valuation allowance	(35.0)%	(35.0)%	(35.0)%
Research and development tax credit	(3.9)%	(10.2)%	—

Effective tax rate	(3.9)%	(10.2)%	1.0%

Deferred income taxes reflect the net tax effects of operating loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Given the Company’s activities and the uncertainty of the future utilization of these carryforwards, the Company has provided valuation allowances for the full amount of the net deferred tax asset.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

Significant components of the Company’s net deferred tax amounts for federal, state and foreign income taxes are as follows at December 31:

	2003	2002
Deferred tax assets
Net operating loss carry forwards	$18,004,000	$16,524,000
Other	220,000	516,000

	18,224,000	17,040,000
Deferred tax liabilities
Deferred revenue	—	(328,000)
Tax over book depreciation	(4,800,000)	(6,465,000)

Net deferred tax assets	13,424,000	10,247,000
Valuation allowance for deferred tax assets	(13,424,000)	(10,247,000)

Net deferred tax asset	—	—

The majority of the net operating loss carryforwards is available only to the results of the U.K. Subsidiaries and their respective consolidated entities ($60,000,000 in 2003 and $48,000,000 in 2002). They are not available to offset income, if any, earned by the Company or any non-U.K. operations. Under U.K. tax laws, such loss carryforwards do not expire, and under certain circumstances, can be used by other U.K. controlled group entities.

12.    Net Loss per Common Share

	2003	2002
Net loss	$(22,777,000)	$(31,718,000)
Accretion of preferred stock	(6,771,000)	(301,000)

Net loss to common shareholders	(29,548,000)	(32,019,000)

Weighted average number of common shares outstanding	16,584,000	16,346,000

Net loss per common share	$(1.78)	$(1.96)

Not included in the above, because to do so would have been anti-dilutive, are:

•	1,497,000 outstanding options

•	5,500 outstanding warrants

•	1,973,000 shares of common stock into which the Company’s convertible redeemable preferred stock has the option to convert

13.    Employee Pension Plans

Limited contributes to individual defined contribution pension plans for its employees. For the years ended December 31, 2003, 2002 and 2001, expenses were $343,000, $267,000 and $177,000, respectively. The Company and Litrex administer a contributory savings plan under Section 401(k) of the Internal Revenue Code for eligible employees. Contributions by employees are not taxable until retirement or early withdrawal. The Company’s contributions under the Plan, which amounted to 100% of employee contributions to a maximum of 5% of the total eligible compensation, approximated $127,000, $166,000 and $26,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

14.    Commitments and Contingencies

Included within “Other Intangible Assets” is a license for intellectual property which is valued, net of accumulated amortization, at $2,833,000. The licensor has advised the company that this license is terminated, on grounds which the Company believes are not well founded. The licensor has been in negotiation with the Company with a view to resolving this dispute such that the Company would retain its rights to this intellectual property and the Company believes that this dispute will be resolved satisfactorily without recourse to legal action. In the event that these discussions are not successful, the Company could incur material expenditures on legal proceedings against the licensor.

After the issuance of Series A and Series B Preferred Stock in 2002, the Company received a communication from counsel to Opsys which has an option to acquire Common Stock in the Company pursuant to the arrangements for the acquisition of CDT Oxford described in Note 3. Opsys claimed that the option should be redesignated as an option for such Preferred Stock rather than Common Stock, under the terms of the anti-dilution provisions in the option agreement. The Company is currently negotiating a Settlement and Amendment Agreement with Opsys. Under the settlement, which would become effective upon consummation of the Company’s underwritten initial public offering of common stock and the certification to the Company’s satisfaction of certain other conditions, the number of shares to be received by this third party would be changed to a number to be derived by application of a specified formula. If the Company does not enter into a settlement, or if the settlement does not become effective or is terminated, and in the event that Opsys does commence legal proceedings, the Company could incur material expenditures to defend against any claim.

Under the terms of a contract between Covion Organic Semiconductors and the Company, the Company is obligated to provide the equivalent of 10 full service equivalent scientists and engineers to work on research and development projects related to P-OLED materials until December 2006. The Company receives royalties from Covion based on the revenues for all Covion’s sales of P-OLED materials, whether or not those materials were developed by the project team. Until the end of 2003, the royalties received from Covion were less than the costs of funding the project team and such excess costs have been expensed. Since royalties will continue to be payable after the obligation to provide research services has concluded, the Company anticipates that the contract will be profitable and accordingly has not included a loss provision.

Under the terms of the Sale and Purchase Agreement with Ulvac, the Company is required to fund 50% of the special bonus plan in which all employees of Litrex are eligible to participate. The liability under this plan is related to the cash flow performance of Litrex but will not exceed $1.3 million. The Company will only become liable for this when it sells the remaining 50% of Litrex equity. This amount will be withheld from the purchase price to be received from Ulvac, in addition to the amount to be held in escrow.

On the basis of facts presently known, the Company is not involved in any other legal proceedings which could have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company leases land and buildings under operating leases in which they currently conduct their business. The leases expire between February 2004 and March 2011, one of which can be renewed and two which cannot be renewed. Future rental commitments under these leases are as follows:

Year ended December 31:

2004	$393,000
2005	216,000
2006	216,000
2007	216,000
2008	216,000
Thereafter	648,000

$1,905,000

Rent expense for the years ended December 31, 2003, 2002 and 2001 were $896,000, $962,000 and $486,000, respectively.

At December 31, 2003, 2002 and 2001, the Company had contracted for capital expenditures of approximately $1,326,000, $1,892,000 and $2,424,000, respectively, which are not reflected in the accompanying consolidated financial statements.

The Company has guaranteed the liabilities of CDT Oxford. As of December 31, 2003, CDT Oxford’s liabilities were $4,523,000, including $2,576,000 due to the U.K. subsidiaries. As of December 31, 2002, CDT Oxford’s liabilities were $1,292,000, including $292,000 due to the U.K. subsidiaries. As described in Note 3, the Company assumed responsibility for all of CDT Oxford’s obligations as a result of the transaction with Opsys in October 2002. Accordingly, the Company believes the value of such guarantees to be minimal.

Litrex led a consortium developing ink jet printing technology under a project which is funded by the U.S. government. Up until August 2003, when the Company sold 50% of its equity interest in Litrex, $1.5 million had been received by Litrex in grant funding for that project, of which $1.0 million was passed on to other consortium members. Under the terms of this arrangement, should Litrex be sold to a non-U.S. company, previously received grant income may have to be reimbursed. The Company anticipates that it will sell its remaining 50% equity interest in Litrex in November 2005 to a non-U.S. company. In the event that Litrex is obligated to repay any or all of the $1.5 million, the Company has agreed that it will reimburse the amount which has to be repaid.

15.    Segments

The Company has adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 requires companies to report financial and descriptive information about their reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility.

According to these criteria, the Company operated in two segments during 2001—2003: “CDT Research and Licensing” (CDT) and “Litrex Ink Jet Equipment” (Litrex). CDT Research and Licensing comprises the parent company and U.K. subsidiary operations of the group, whose business is to develop and commercialize intellectual property concerning P-OLED technology. This segment performs research into P-OLED’s and similar devices. It seeks to license the intellectual property which results from this research. The Litrex Ink Jet Equipment segment comprises Litrex Corporation, based in California. Litrex develops and markets ink jet printing systems which can be used to manufacture P-OLED devices as well as for other applications.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

For the year ended December 31, 2003, revenues from two external customers in the CDT business segment exceeded 10% of the Company’s total revenues. Total revenues from each of these customers were $3,179,000 and $2,000,000, respectively. For the year ended December 31, 2002, revenues from two external customers exceeded 10% of the Company’s total revenues. Total revenues were $2,000,000 from one customer in the CDT business segment and $817,000 from one customer in the Litrex business segment. For the year ended December 31, 2001, revenues from two external customers in the CDT business segment exceeded 10% of the Company’s total revenues. Total revenues from each of these customers were $17,182,000 and $3,000,000, respectively.

The Company sold 50% of its equity stake in Litrex on August 14, 2003, and, therefore, the segmental data for 2003 only includes results for the Litrex Ink Jet Equipment segment through this date. After this date, the financial results of Litrex are reported by the Company using the equity method, and, because the Company intends to sell the remaining 50% in November 2005, Litrex Ink Jet Equipment is no longer considered to be a segment. Since August 14, 2003, the Company believes it operates in a single business segment.

	2003
	CDT	Litrex	Eliminations	Total
Revenues from external customers	$8,072,000	$2,608,000	$—	$10,680,000
Inter-segment revenues	—	500,000	(500,000)	—
Interest income	563,000	—	(148,000)	415,000
Interest payable	(6,000)	(148,000)	148,000	(6,000)
Depreciation and amortization expenses	7,704,000	331,000	(76,000)	7,959,000
Equity in net loss of investees	(3,639,000)	—	—	(3,639,000)
Income tax (benefit)	(929,000)	(3,000)	—	(932,000)
Segment (loss)	(19,564,000)	(3,146,000)	(67,000)	(22,777,000)
Segment assets	113,870,000	—	—	113,870,000
Expenditure for long-lived assets	3,746,000	98,000	(143,000)	3,701,000

	2002
	CDT	Litrex	Eliminations	Total
Revenues from external customers	$3,201,000	$3,852,000	$—	$7,053,000
Inter-segment revenues	—	320,000	(320,000)	—
Interest income	386,000	—	(104,000)	282,000
Interest payable	10,000	104,000	(104,000)	10,000
Depreciation and amortization expenses	7,489,000	231,000	(62,000)	7,658,000
Equity in net loss of investees	(651,000)	—	—	(651,000)
Income tax (benefit)	(3,595,000)	—	—	(3,595,000)
Segment (loss)	(26,221,000)	(5,374,000)	(123,000)	(31,718,000)
Segment assets	125,395,000	16,206,000	(12,479,000)	129,122,000
Expenditure for long-lived assets	3,906,000	667,000	(185,000)	4,388,000

	2001
	CDT	Litrex	Eliminations	Total
Revenues from external customers	$22,391,000	$—	$—	$22,391,000
Interest income	668,000	—	—	668,000
Interest payable	7,000	—	—	7,000
Depreciation and amortization expenses	10,214,000	14,000	—	10,228,000
Income tax expense	50,000	—	—	50,000
Segment (loss)	(4,120,000)	(1,130,000)	—	(5,250,000)
Segment assets	110,795,000	11,990,000	(11,101,000)	111,684,000
Expenditure for long-lived assets	27,910,000	73,000	—	27,983,000

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

16.    Related Party Transactions

During the year, Limited forwarded cash amounts of $2,754,000 to CDT Oxford, incurred net expenses on their behalf of $165,000 which were recharged and purchased fixed assets from them for $517,000. As of December 31, 2003, there is an amount due to Limited of $2,576,000 (2002: $292,000) from CDT Oxford.

During the period from August 14, 2003 to December 31, 2003, Limited purchased ink jet printing systems for $1,050,000 and placed deposits of $813,000 with Litrex. Limited also charged Litrex Corporation $112,000 for services provided. As of December 31, 2003, the amount due from Litrex to Limited amounted to $37,000.

Dr. David Fyfe, CEO, is employed by the Company but is required to work in the U.K. Under the terms of his employment contract, the Company makes advances to him in order that he can settle his U.K. tax liabilities. A U.S. to U.K. tax equalization payment is made to Dr. Fyfe each year to compensate him for any taxes payable during the previous year which are in excess of what he would have paid had he been working solely in the U.S. Any advances for payment of U.K. taxes made in the prior year are netted off the tax equalization payment. During 2003, amounts of $237,000 (2002: $36,000) were advanced to Dr. Fyfe for the payment of U.K. taxes and the liability as of December 31, 2003 due from him was $94,000.

Under the terms of Dr. Fyfe’s employment contract, he will become entitled to a pension of $500,000, payable in five equal installments after his retirement from the company. No payment will be made if he leaves the company prior to the end of his contract without good reason, if his contract is terminated for cause or if he fails to recruit a replacement chief executive acceptable to the board at the end of his contract term. Payment of each annual installment will be deferred if in any year the company’s EBITDA is negative and there has been no change of control event. The full outstanding sum will become immediately payable to Dr. Fyfe’s estate in the event of his death. This liability is being accrued over the period of his employment contract—the liability at December 31, 2003 was $229,000.

Each of Kelso and Hillman is party to a separate consulting agreement with the Company pursuant to which they agree to provide such specific consulting services as the Company may request and the Company agrees to indemnify them from and against any claims, losses and expenses they may incur in connection with their investment in it or their provision of services to the Company under these agreements or their being a controlling person of the Company, except as may be finally judicially determined to result from gross negligence or intentional misconduct on their part. Under the terms of each of these agreements, if Kelso or Hillman provides consulting services specifically requested by the Company out of the ordinary course of business to it, the Company and Kelso or Hillman, as applicable, will negotiate a mutually acceptable advisory fee. The term of the Company’s consulting agreements with Kelso and Hillman end on the date on which, respectively, Kelso (and its affiliates) and Hillman (and its affiliates) cease to own any shares of its common stock. In connection with these agreements, Kelso and Hillman may receive consulting fees from the Company and are entitled to receive reimbursement of certain out-of-pocket fees and expenses incurred in connection with their investments in the Company. No such consulting fees have been paid to Kelso or Hillman. The Company paid Kelso expense reimbursements in the aggregate of $85,827, $28,289 and $67,420, respectively, for 2001, 2002 and 2003. The Company paid Hillman expense reimbursements in the aggregate of $58,894, $15,209 and $34,322, respectively, for 2001, 2002 and 2003.

17.    Subsequent Events (Unaudited)

CDT International Limited, a subsidiary of the Company located in Bermuda, was liquidated on January 13, 2004.

On July 2, 2004, the Company entered into a revolving credit facility for $15.0 million with Lloyds TSB bank, of which $0.5 million may not be borrowed. This facility has a one year term, renewable by agreement for

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

two additional years, and is secured by a letter of credit issued by Wells Fargo Bank, which is secured by the Company’s patents, trademarks and copyrights and associated license revenues. At September 30, 2004, $2.5 million of this facility had been drawn. In addition to certain fixed fees payable regardless of whether or not the facility is utilized and which amount to approximately 3% of the total amount of the facility per year, the Company will be liable to pay interest and charges of 3.75% above the U.S. dollar London Inter-Bank Offer Rate on any drawing under this facility.

On July 26, 2004, the Company’s board of directors approved the filing of a Registration Statement on Form S-1 with the Securities and Exchange Commission to offer shares of common stock for sale to the public.

On August 10, 2004, the Company filed an amendment to the Certificate of Designations defining the terms of the Company’s Series A and Series B redeemable convertible preferred stock to amend the provisions governing the mandatory conversion of such shares of preferred stock upon consummation of an underwritten initial public offering of the Company’s common stock. Under the terms of this amendment, in the event that there is an initial public offering prior to December 31, 2004 which does not fall within the previous definition of a “Qualifying IPO” but under which the pre-money market capitalization of the Company exceeds $200 million, then all of the series A and series B redeemable convertible preferred stock will mandatorily convert to common stock. The number of shares of common stock to be issued will be such number of shares which, at the IPO price, equal 2.25 times the amount originally paid for that stock plus, in the case of the Series A an additional $6 million of stock in relation to the Initial Investor Preference. The value of the total common stock to be issued under this conversion will be, in aggregate, $77.7 million. Once this conversion is affected, the Company will discontinue reporting any accretion of preferred stock. However, if such conversion occurs, there will be a one-time charge to earnings per share (such charge would have been $34.0 million if the conversion had occurred on September 30, 2004).

The Company has entered into a Settlement and Amendment Agreement with Opsys and certain Opsys shareholders to resolve a dispute that had arisen regarding the alleged entitlement of Opsys under dilution and reorganization provisions of the Transaction Agreement with Opsys. Opsys alleged that the terms of the investment in the Company’s convertible preferred stock made by Kelso and Hillman Capital triggered anti-dilution adjustments under these provisions and that misrepresentations had been made by the Company as to the nature of the investment to be made by Kelso and Hillman Capital. Under the settlement, which will become effective upon the consummation of the initial public offering and the certification by the Company as to the satisfaction of the conditions to the exercise by the Opsys shareholders of their right to put the shares of Opsys to the Company, the number of shares of Opsys will be changed to a number to be derived by application of a specified formula. The effect of the formula is that shares to be issued pursuant to the option will vary depending upon the price of the common stock in the Company’s initial public offering. If the Company is satisfied that the liabilities of the Opsys group of companies do not exceed $1.25 million, the Company may acquire, upon the completion of an initial public offering of its common stock, the shares of Opsys or the remaining shares in CDT Oxford that it does not already own.

In August 2004, the Company adopted a new Stock Incentive Plan. The plan provides for the award of (i) stock options (including incentive stock options), (ii) restricted stock and restricted units, (iii) stock appreciation rights, (iv) incentive stock and incentive units and (v) deferred shares and supplemental units. Awards may be made to directors, officers, employees and consultants. Any options issued will be priced at fair market value and the number of shares subject to such options and awards will be equal to 3.7% of the number of shares of the Company’s common stock that will be outstanding immediately after the offering plus such number of options granted under the existing stock incentive plan as are forfeited under such plan or which otherwise lapse.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

In August 2004, the Company adopted a Special Bonus Plan. Under the plan, the Company may award special bonuses to any of its employees out of a bonus pool equal to a percentage of the “notional purchase price” (as defined in the plan) paid upon a liquidity event. A liquidity event is any transaction or series of transactions involving the disposal of the Company or its assets by Kelso and Hillman Capital or a public offering of the Company’s stock. The notional purchase price with respect to this offering is based on the market capitalization of the Company’s shares outstanding at the time of this offering, which in turn is based on the initial public offering price of the Company’s common stock. The bonus pool is equal to 6% of the notional purchase price up to and including $100 million, plus 8% of the notional purchase price for amounts from $100 million up to and including $200 million, plus 10% of the notional purchase price for amounts from $200 million up to and including $300 million, plus 15% of the notional purchase price for amounts above $300 million. In the event that the liquidity event is a public offering, awards under the plan will be paid in restricted stock units based on shares of the Company’s stock which will vest on each of the first three anniversaries of the liquidity event, or earlier in the event that Kelso sells all or a portion of its shares in the Company.

In October 2004, the Company acquired a 40% equity interest in Arborescent 2 Limited for $85,000. The remaining 60% is owned by Opsys Limited. As part of the arrangements between the Company and Opsys for the Company to acquire a 100% equity interest in Opsys, the 60% equity interest in Arborescent that is currently owned by Opsys will be transferred to third parties in conjunction with that acquisition. Arborescent 2 performs research into non-display applications for a class of P-OLED materials.

In November 2004, the Company agreed to subscribe for $1.1 million of common stock of Micro-Emissive Displays in conjunction with a proposed initial public offering of Micro-Emissive Displays in the U.K. Following the consummation of Micro-Emissive Displays’ initial public offering on December 1, 2004, a license payment of $0.9 million became due to the Company from Micro-Emissive Displays and a further payment of $0.5 million which would have been due in 2005 also became due immediately. Both of these payments have been made to the Company. As of the consummation of the initial public offering of Micro-Emissive Displays, the Company’s equity interest in Micro-Emissive Displays will represent less than 5% of the overall equity capitalization of that company.

18.    Quarterly Data (Unaudited)

	Quarter ended March 31, 2003	Quarter ended June 30, 2003	Quarter ended September 30, 2003	Quarter ended December 31, 2003
Operating revenues	$516,000	$3,415,000	$4,688,000	$2,061,000
Gross profit	271,000	2,776,000	4,301,000	1,805,000
Loss from operations	(9,060,000)	(5,526,000)	(3,078,000)	(2,815,000)
Net loss	(9,039,000)	(5,994,000)	(3,833,000)	(3,911,000)

Net loss per common share	$(0.63)	$(0.47)	$(0.34)	$(0.33)

Weighted average number of common shares outstanding	16,650,000	16,593,000	16,593,000	16,593,000

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

	Quarter ended March 31, 2002	Quarter ended June 30, 2002	Quarter ended September 30, 2002	Quarter ended December 31, 2002
Operating revenues	$2,528,000	$862,000	$1,501,000	$2,162,000
Gross profit	2,472,000	551,000	866,000	1,372,000
Loss from operations	(3,880,000)	(9,011,000)	(9,158,000)	(12,885,000)
Net loss	(3,629,000)	(8,494,000)	(8,630,000)	(10,965,000)

Net loss per common share	$(0.23)	$(0.53)	$(0.52)	$(0.66)

Weighted average number of common shares outstanding	15,541,000	16,100,000	16,670,000	17,052,000

Cambridge Display Technology, Inc.

Consolidated Balance Sheet

(unaudited)

September 30, 2004
(in thousands except for share information)
Assets
Current assets:
Cash and cash equivalents	$2,896
Accounts receivable	2,444
Due from affiliates	19
Taxes receivable	3,229
Prepaid expenses and other current assets	5,685

Total current assets	14,273

Property, equipment and leasehold improvements, net	17,270
Investment in affiliates	2,784
Goodwill	72,828
Other intangible assets, net of accumulated amortization of $7,828 in 2004	4,872

Total assets	$112,027

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$5,243
Loan payable	2,500
Deferred revenue	6,374

Total current liabilities	14,117
Deferred revenue	773
Deferred proceeds on sale of subsidiary	5,785
Other liabilities	411
Non-controlling interest—CDT Oxford	18,728
Series A redeemable convertible preferred stock, voting, $0.01 par value, 6,000 shares authorized, 6,000 issued and outstanding having a redemption preference of $24,000	9,247
Series B redeemable convertible preferred stock, voting, $0.01 par value, 38,667 shares authorized, 25,871 issued and outstanding having a redemption preference of $77,613	34,494
Commitments and contingencies
Common shareholders’ equity:
Class A common stock, voting, $0.01 par value, 27,000,000 shares authorized, 16,251,346 shares issued and outstanding in 2004	163
Class B common stock, nonvoting, $0.01 par value 850,000 shares authorized, 311,692 shares issued and outstanding	3
Additional paid-in capital	180,154
Common stock subscribed	(3,163)
Accumulated other comprehensive loss	(506)
Accumulated deficit	(148,179)

Total common shareholders’ equity	28,472

Total liabilities and shareholders’ equity	$112,027

The accompanying notes are an integral part of these financial statements.

Cambridge Display Technology, Inc.

Consolidated Statements of Operations

(unaudited)

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
	(in thousands)
Operating revenues:
License fees and royalties	$2,136	$2,420
Technology services and development	3,383	3,591
Litrex revenue	—	2,608

Total operating revenues	5,519	8,619
Cost of sales:
License fees and royalties	126	—
Technology services and development	1,091	98
Litrex revenue	—	1,173

Total cost of sales	1,217	1,271

Gross profit	4,302	7,348
Operating expenses:
Research and development expenses	10,485	14,590
Selling, general and administrative expenses	9,107	9,188
Amortization of intangibles acquired	1,185	1,234

Total operating expenses	20,777	25,012

Loss from operations	(16,475)	(17,664)
Other income (expense):
Equity in loss of Litrex	(2,252)	(374)
Equity in loss of CDT Oxford	—	(1,966)
Interest income	265	276
Interest expense	—	(5)

Total other income (expense)	(1,987)	(2,069)

Loss before income taxes	(18,462)	(19,733)
Income taxes benefit	1,590	867

Loss before cumulative effect of accounting change	(16,872)	(18,866)
Cumulative effect of accounting change	(12,200)	—

Net loss	(29,072)	(18,866)

Accretion of preferred stock	(5,254)	(5,020)

Net loss to common shareholders	$(34,326)	$(23,886)

Loss per share (basic and diluted)
Loss before cumulative effect of accounting change	(1.33)	(1.44)
Cumulative effect of accounting change	(0.74)	—

Net loss per common share (basic and diluted)	$(2.07)	$(1.44)

Weighted average number of common shares outstanding (basic and diluted)	16,563	16,592

The accompanying notes are an integral part of these financial statements.

Cambridge Display Technology, Inc.

Consolidated Statements of Cash Flows

(unaudited)

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
	(in thousands)
Operating activities
Net loss	$(29,072)	$(18,865)
Adjustments to reconcile net loss to net cash used in provided by operating activities:
Depreciation and amortization of property, equipment and leasehold improvements	4,701	4,654
Amortization of other intangible assets	1,185	1,234
Cumulative effect of accounting change	12,200	—
Amortization of deferred compensation	1	14
Equity in loss of Litrex	2,252	374
Equity in loss of CDT Oxford	—	1,966
Stock options granted	27	158
Changes in operating assets and liabilities:
Accounts and tax receivable	(1,883)	(2,621)
Due from affiliates	36	(1,882)
Inventories and demo machines	—	(511)
Prepaid expenses and other current assets	(2,760)	1,689
Accounts payable and accrued expenses	373	(2,291)
Deferred revenue	3,424	2,934
Other current and non-current liabilities	183	344

Net cash used in operating activities	(9,333)	(12,803)

Investing activities
Acquisition of property, equipment and leasehold improvements	(2,235)	(1,196)
Acquisition of other intangible assets	—	(30)
Cash of consolidated equity—CDT Oxford	1,564	—
Investment in affiliates	—	(128)
Disposal of business	—	10,440

Net cash used in investing activities	(671)	9,086

Financing activities
Change in restricted cash	—	127
Repayment of loan payable, net	—	(127)
Issue of new loans	2,500	—
Issuance of common stock	—	5
Issuance of redeemable convertible preferred stock	—	4,229

Net cash provided by financing activities	2,500	4,234

Net (decrease)/increase in cash	(7,504)	517
Cash and cash equivalents—beginning of period	10,400	11,972

Cash and cash equivalents—end of period	$2,896	$12,489

Supplemental disclosures of cash flow information
Interest paid	$—	$5

The accompanying notes are an integral part of these financial statements.

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements

1.    Basis of Presentation

The balance sheet at September 30, 2004 and the statements of operations and cash flows for the nine months ended September 30, 2004 and September 30, 2003 include, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Certain information and footnote disclosure normally included in financial statements required by generally accepted accounting principles have been omitted. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2004. It is suggested that these unaudited financial statements be read in conjunction with the financial statements and notes for the fiscal year ended December 31, 2003 included elsewhere in this prospectus.

2.    Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has classified the Series A and B convertible preferred stock as other than common equity pursuant to the Securities and Exchange Commission’s Accounting Series Release No. 268. As a result of the contingent conversion features of the preferred stock, it does not meet the definition of “mandatorily redeemable” under SFAS No. 150.

In December 2003, the FASB issued FIN No. 46(R), Consolidation of Variable Interest Entities, which supersedes FIN No. 46 issued in January 2003. FIN No. 46(R) clarifies the certain aspects of consolidation accounting. This Interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack specified characteristics. The Company has adopted this interpretation effective January 1, 2004, and, since the equity in CDT Oxford is not sufficient to permit it to finance its activities without outside support, this has resulted in the Company consolidating CDT Oxford. This has had no impact on the net loss within the consolidated statement of operations, since the Company has previously included 100% of the operating loss in its results of operations, but has resulted in the Company’s consolidated balance sheet including the assets and liabilities of CDT Oxford. The following represents the amounts consolidated as of January 1, 2004:

Cash and cash equivalents	$1,564,000
Accounts receivable	485,000
Equipment and leasehold improvements, net	69,000
Goodwill	14,092,000
Accounts payable and accrued expenses	(4,522,000)

Net assets	$11,688,000

In-process research and development has been accounted for as the cumulative effect of an accounting change upon adoption of FIN 46 (R). In valuing the in-process research and development, an income approach was adopted. The Company measured the present value of future economic benefits over the remaining economic life of the acquired assets and discounted using a risk-adjusted discount rate of 25%. This rate was selected by

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

taking into account time-value of money, inflation, forecast risk and the risk inherent in ownership of the subject assets. The Company considered the acquired assets to constitute a single research program into dendrimer technology. Since the Company believed that the benefit of acquiring this technology will come from combining it with its existing technology, the Company projected future cash flows for its entire business and made a judgment as to the proportion of such revenues which would be attributable to the acquired technology. The Company projected that materials containing this technology would be initially commercialized in 2007.

For the purpose of consolidation, the original acquisition of CDT Oxford has been accounted for as a purchase, and the purchase price (including the value of the shares to be issued to the former owners) has been allocated to the acquired assets and liabilities as follows:

Net assets at date of acquisition (October 22, 2002)	$602,000
In-process research and development	12,200,000
Goodwill	14,092,000

Purchase price	$26,894,000

3.    Income Taxes

Income taxes are a benefit for the nine months ended September 30, 2004 and 2003 reflecting tax credits to be received for research and development costs.

4.    Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has not elected to expense stock options, but rather continues to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for stock options. Accordingly, other than certain grants at less than fair value, the Company has recognized no compensation expense with respect to options granted to employees. Had compensation cost been determined based upon the fair value at grant date for awards consistent with the methodology prescribed by SFAS No. 123, the Company’s net loss would have been the pro forma amounts indicated below:

	Nine months ended September 30, 2004	Nine months ended September 30, 2003
Net loss—as reported	$(29,027,000)	$(18,865,000)
Less: accretion of preferred stock	(5,254,000)	(5,020,000)
Add back: APB 25 cost	1,000	14,000
Less: total stock-based employee compensation expense under the fair value method	(409,000)	(631,000)

Net loss—pro forma	$(34,689,000)	$(24,502,000)

Net loss per share:
Basic and diluted—as reported	$(2.07)	$(1.44)

Basic and diluted—pro forma	$(2.09)	$(1.48)

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for the nine months ended September 30, 2004: risk-free interest rate of 4.25% (September 30, 2003: 4.25%); volatility factor of the expected market price of the Company’s common stock 15.3% (September 30, 2003: 15.7%); expected life of four years (September 30, 2003: four years); and a dividend yield of zero (September 30, 2003: zero).

5.    Other

CDT International Limited, a subsidiary of the Company located in Bermuda, was liquidated on January 13, 2004.

On July 2, 2004, the Company entered into a revolving credit facility for $15.0 million with Lloyds TSB bank, of which $0.5 million may not be borrowed. This facility has a one year term, renewable by agreement for two additional years, and is secured by a letter of credit issued by Wells Fargo Bank, which is secured by the Company’s patents, trademarks and copyrights and associated license revenues. At September 30, 2004, $2.5 million of this facility had been drawn. In addition to certain fixed fees payable regardless of whether or not the facility is utilized and which amount to approximately 3% of the total amount of the facility per year, the Company will be liable to pay interest and charges of 3.75% above the U.S. dollar London Inter-Bank Offer Rate on any drawing under this facility.

On July 26, 2004, the Company’s board of directors approved the filing of a Registration Statement on Form S-1 with the Securities and Exchange Commission to offer shares of common stock for sale to the public.

On August 10, 2004, the Company filed an amendment to the Certificate of Designations defining the terms of the Company’s Series A and Series B redeemable convertible preferred stock to amend the provisions governing the mandatory conversion of such shares of preferred stock upon consummation of an underwritten initial public offering of the Company’s common stock. Under the terms of this amendment, in the event that there is an initial public offering prior to December 31, 2004 which does not fall within the previous definition of a “Qualifying IPO” but under which the pre-money market capitalization of the Company exceeds $200 million, then all of the series A and series B redeemable convertible preferred stock will mandatorily convert to common stock. The number of shares of common stock to be issued will be such number of shares which, at the IPO price, equal 2.25 times the amount originally paid for that stock plus, in the case of the Series A an additional $6 million of stock in relation to the Initial Investor Preference. The value of the total common stock to be issued under this conversion will be, in aggregate, $77.7 million. Once this conversion is affected, the Company will discontinue reporting any accretion of preferred stock. However, if such conversion occurs, there will be a one-time charge to earnings per share (such charge would have been $34.0 million if the conversion had occurred on September 30, 2004).

The Company has entered into a Settlement and Amendment Agreement with Opsys and certain Opsys shareholders to resolve a dispute that had arisen regarding the alleged entitlement of Opsys under dilution and reorganization provisions of the Transaction Agreement with Opsys. Opsys alleged that the terms of the investment in the Company’s convertible preferred stock made by Kelso and Hillman Capital triggered anti-dilution adjustments under these provisions and that misrepresentations had been made by the Company as to the nature of the investment to be made by Kelso and Hillman Capital. Under the settlement, which will become effective upon the consummation of the initial public offering and the certification by the Company as to the satisfaction of the conditions to the exercise by the Opsys shareholders of their right to put the shares of Opsys to the Company, the number of shares of Opsys will be changed to a number to be derived by application of a specified formula. The effect of the formula is that shares to be issued pursuant to the option will vary depending upon the price of the common stock in the Company’s initial public offering. If the Company is satisfied that the

Cambridge Display Technology, Inc.

Notes to Consolidated Financial Statements—(Continued)

liabilities of the Opsys group of companies do not exceed $1.25 million, the Company may acquire, upon the completion of an initial public offering of its common stock, the shares of Opsys or the remaining shares in CDT Oxford that it does not already own.

In August 2004, the Company adopted a new Stock Incentive Plan. The plan provides for the award of (i) stock options (including incentive stock options), (ii) restricted stock and restricted units, (iii) stock appreciation rights, (iv) incentive stock and incentive units and (v) deferred shares and supplemental units. Awards may be made to directors, officers, employees and consultants. Any options issued will be priced at fair market value and the number of shares subject to such options and awards will be equal to 3.7% of the number of shares of the Company’s common stock that will be outstanding immediately after the offering plus such number of options granted under the existing stock incentive plan as are forfeited under such plan or which otherwise lapse.

In August 2004, the Company adopted a Special Bonus Plan. Under the plan, the Company may award special bonuses to any of its employees out of a bonus pool equal to a percentage of the “notional purchase price” (as defined in the plan) paid upon a liquidity event. A liquidity event is any transaction or series of transactions involving the disposal of the Company or its assets by Kelso and Hillman Capital or a public offering of the Company’s stock. The notional purchase price with respect to this offering is based on the market capitalization of the Company’s shares outstanding at the offering, which in turn is based on the initial public offering price of the Company’s common stock. The bonus pool is equal to 6% of the notional purchase price up to and including $100 million, plus 8% of the notional purchase price for amounts from $100 million up to and including $200 million, plus 10% of the notional purchase price for amounts from $200 million up to and including $300 million, plus 15% of the notional purchase price for amounts above $300 million. In the event that the liquidity event is a public offering, awards under the plan will be paid in restricted stock units based on shares of the Company’s stock which will vest on each of the first three anniversaries of the liquidity event, or earlier in the event that Kelso sells all or a portion of its shares in the Company.

6.    Subsequent Events

In October 2004, the Company acquired a 40% equity interest in Arborescent 2 Limited for $85,000. The remaining 60% is owned by Opsys Limited. As part of the arrangements between the Company and Opsys for the Company to acquire a 100% equity interest in Opsys, the 60% equity interest in Arborescent that is currently owned by Opsys will be transferred to third parties in conjunction with that acquisition. Arborescent 2 performs research into non-display applications for a class of P-OLED materials.

In November 2004, the Company agreed to subscribe for $1.1 million of common stock of Micro-Emissive Displays in conjunction with a proposed initial public offering of Micro-Emissive Displays in the U.K. Following the consummation of Micro-Emissive Displays’ initial public offering on December 1, 2004, a license payment of $0.9 million became due to the Company from Micro-Emissive Displays and a further payment of $0.5 million which would have been due in 2005 also became due immediately. Both of these payments have been made to the Company. As of the consummation of the initial public offering of Micro-Emissive Displays, the Company’s equity interest in Micro-Emissive Displays will represent less than 5% of the overall equity capitalization of that company.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Litrex Corporation

In our opinion, the balance sheet as of December 31, 2003 and the related statements of operations, of stockholders’ equity and of cash flows for the year ended December 31, 2003 (not presented separately herein) present fairly, in all material respects, the financial position of Litrex Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

July 19, 2004

CDT

Pioneering the Development of Polymer Organic Light Emitting Diode Technology

CDT's Technology Development Center, opened in 2002, demonstrates and develops display manufacturing processes for transfer to customers.

EPSON

Seiko Epson 40-inch TV prototype

A number of applications incorporating CDT's scalable technology have been demonstrated both in the display sector and in other markets.

007

Osram point-of-purchase display prototype

PHILIPS

Philips 13-inch TV prototype

General Electric P-OLED lighting demonstrator producing white light

2,500,000 Shares

Common Stock

PROSPECTUS

SG Cowen & Co.

CIBC World Markets

Adams Harkness

December 15, 2004

Until January 9, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.